ALEXANDRIA.



ALEXANDRIA REAL ESTATE EQUITIES, INC., Landlord of Choice to the Life Science Industry®, is the largest REIT focused principally on providing high-quality real estate for the life science industry. Since 1994, Alexandria has created first-in-class life science clusters that foster innovative and collaborative environments in key locations immediately proximate to leading research institutions. Alexandria's broad and diverse tenant base includes internationally renowned academic and medical institutions, multinational pharmaceutical companies, leading private and public biotechnology entities, non-profit institutions, government agencies, medical device companies, biofuels companies, research tools and service companies, and venture capitalists. Located in the top life science markets around the globe, Alexandria's world-class properties, highly specialized operations, and expansive network assist the life science industry in translating promising discoveries into important, safe, and effective products that benefit humankind.

A 360 DEGREE VIEW of Alexandria offers a comprehensive look at a unique REIT with unparalleled experience and expertise in creating first-in-class life science clusters in intellectual hubs around the world. This all-encompassing perspective reveals an exceptional management team and a proven business model that cultivates innovative collaborations among world-renowned research institutions, preeminent scientific talent, top-tier investment capital, and the broad and diverse life science industry. Alexandria's cluster locations provide the collaborative and entrepreneurial environments necessary to advance the translation of promising and important life science discoveries from the laboratory bench to the marketplace.

TO FELLOW Alexandria Real Estate Equities, Inc. Owners





This annual report is printed on a combination of recycled and Forest Stewardship Council (FSC) certified papers using vegetable based inks. Printed by Lithographix, Inc., whose solar panels are expected to offset the Company's energy demands by 30 percent.

Design: Opto Design / Consulting Designers: Scarlet Shore, Kelly Atkins / Executive Photography: Peter Gregoire / Location Photography: Joergen Geerds / Photo Illustration: Neoscape / Printing: Lithographix, Inc.

IN REFLECTING UPON 2010, our hope is to provide you with a 360-degree view of Alexandria and the many facets of our business – from high-level strategies to specific transactions. In addition to offering this comprehensive look at where we are today and how we arrived here, we will also address our goals for the future.

We are very proud of the strength of our business model and are confident in the resiliency of the broad and diverse life science industry we serve. We are fortunate to have the best team in the business and look forward to continuing to deliver solid operating results. Coupled with our strong balance sheet, I believe these attributes position us to navigate through what is still a very challenging economic environment and deliver solid returns to our stockholders.

[illegible] In real estate, there is the known adage of location, location, location. As the pioneer of the life science real estate niche, Alexandria created the strategy of owning key locations immediately proximate to leading research institutions. These academic and medical centers, which are primarily located in the best life science markets, are the innovators and generators of cutting-edge life science discoveries.

It is a well-established belief in the life science industry that proximity to these institutions is crucial to fostering the innovation and collaboration needed to develop products that save lives and manage disease. Novartis AG moved its worldwide headquarters from Basel, Switzerland, to Cambridge, Massachusetts, for precisely this reason. Pfizer Inc.'s Centers for Therapeutic Innovation are partnering with key institutions in New York City and in Mission Bay, San Francisco, rather than in Groton, Connecticut. Roche Holding Ltd is moving its U.S. research headquarters to South San Francisco following its acquisition of Genentech, Inc., rather than remaining in an isolated area in Nutley, New Jersey. Upon acquiring ImClone Systems, Eli Lilly and Company chose to expand its oncology research laboratories in New York City, instead of in Indianapolis or New Jersey. One can cite case after case of this migration from remote campuses to entrepreneurial and dynamic cluster locations. As the first mover into these magnetic life science markets, including Cambridge, Mission Bay, and New York City, Alexandria anticipated this trend and is well prepared to facilitate its continued evolution.

[illegible] Innovative scientific discoveries lead to breakthrough products that will one day be administered to patients based on their unique genetic code. This increasingly routine personalized approach to diagnosing, detecting, preventing, treating, and curing diseases will become the only real solution to containing rising healthcare costs.

The biopharmaceutical industry represents a large, well-capitalized, and very stable sector of the global economy. In many ways, the industry is one of the last strongholds of American ingenuity. Having spent approximately 25 years in the biopharmaceutical industry, I believe the ongoing reorganization and restructuring of the industry is a natural evolution. As the industry transitions from the blockbuster drug model to a more personalized medicine approach, it will emerge from this period of change even stronger, even more diverse, even healthier, and much more effective.

The pharmaceutical industry is adapting its model by breaking down its remote, isolated silo campuses and migrating to collaborative and entrepreneurial cluster locations to capture innovation. Over time, I think we will continue to see the migration of the biopharmaceutical industry to key cluster locations as a positive driver for Alexandria.

Scientific innovation, product development, and the demand for laboratory space are driven by the National Institutes of Health (NIH) budget, biopharmaceutical research and development spending, strategic collaborations, mergers and acquisitions, and venture capital. The NIH budget approximates $32 billion per year, which has steadily increased over the last decade. Our tenants garnered approximately 10% of the annual NIH budget in 2010, which is very significant and a testament to the quality of our institutional tenants. If the current budget were to normalize at this level, it would still provide a healthy foundation for the industry. I continue to believe that our elected officials have to view this sector as one of the last homegrown, competitive, and innovative industries with high-paying jobs, and the U.S. should strive to protect it.

The biopharmaceutical industry continues to invest significant capital in research and development, with a total budget reaching approximately $65 billion annually. Additionally, the industry has invested nearly $40 billion annually in strategic collaborations and risk-sharing partnerships. Most multinational biopharmaceutical companies are increasing external commercialization efforts, which bodes well for the health of the industry.

Our tenant base continued to expand and strengthen in 2010. Now more than ever, our tenants are heavily weighted toward well-capitalized, high-credit companies and research institutions. Our tenant mix is composed of the broad and diverse life science industry sectors, including research institutions, multinational pharmaceutical companies, biotechnology companies, non-profit



JOEL S. MARCUS
CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER,
AND FOUNDER

entities, government research groups, medical device companies, biofuels companies, research tools and service companies, and venture capitalists. We continue to diversify the sectors that we serve by expanding our relationships with these and other industry participants. This diversified approach gives us a solid, multiplatform strategy for growth.

As we enter an era in which personalized medicine is becoming a reality, the life science industry will provide the real solution to containing healthcare costs. Through better-targeted, individualized therapeutics and diagnostics, personalized medicine has the potential to reduce the time and cost it takes to bring drugs to market, enhance physicians' abilities to make informed medical decisions, and improve patient outcomes. Future technological advances by leading DNA sequencing innovators will soon unlock genetic information at an affordable price for every patient. Coupled with the sector's focus on understanding the biology of diseases, these scientific advances will one day change the paradigm of healthcare by delivering cost-effective, individualized treatments with fewer side effects to patients with specific diseases, including subtypes of cancer, cardiovascular disease, diabetes, and Alzheimer's disease.

[illegible] One of Alexandria's most significant accomplishments in 2010 was the completion, delivery, and lease-up of the first phase of the Alexandria Center for Life Science – New York City, a world-class laboratory/office building in the heart of Manhattan.

When the City of New York began the selection process, Mayor Michael R. Bloomberg and the Economic Development Corporation sought to diversify the local economy and seed a life science center in Manhattan. Competing against a number of other local and national developers, Alexandria possessed the unique credentials, and the unparalleled experience and expertise, necessary to create a world-class cluster for life science collaboration. The City selected Alexandria.

Recognizing that New York City contained the cluster elements needed for success – world-renowned academic and medical institutions, an untapped pool of top scientific talent, sophisticated investment capital, and unrivaled energy – we moved decisively forward. These considerations, along with a favorable 99-year ground lease on a site that is ideally located within New York City's East Side medical corridor with sweeping views of the East River, provided a strategic opportunity that met our risk parameters. Moreover, we were confident that we could build the facility at a reasonable cost and achieve competitive rents.

With a favorable opportunity established, Alexandria's development team then created and managed a world-class design and construction effort that delivered the first phase of the Alexandria Center for Life Science – New York City, on time, on budget, and LEED® Gold certified.

Despite the very challenging macroeconomic environment, we were able to complete and strategically lease the Alexandria Center for Life Science – New York City to a diverse selection of quality tenants that have established a vibrant foundation for life science convergence and collaboration in New York City. Among them, Eli Lilly and Company chose to locate ImClone's oncology research laboratories at the Alexandria Center, instead of at sites they owned or could have leased in Indianapolis or New Jersey, because of the proximity to leading research centers in New York City.

After securing Lilly as our anchor tenant, we signed a long-term lease with Pfizer Inc. for its Center for Therapeutic Innovation, which was founded to create a collaborative network of innovative partnerships with major research-based medical centers in New York City, including The Rockefeller University Hospital, NYU Langone Medical Center, Memorial Sloan-Kettering Cancer Center, and The Mount Sinai Hospital. Anthony Coyle, who leads Pfizer's Centers for Therapeutic Innovation, specifically pointed to the prime location as the key factor in locating at the campus.

Other top-tier tenants that have executed leases at the Alexandria Center include a leading-edge private biopharmaceutical company focused on novel medicines in the areas of oncology, infectious diseases, and immunology; a world-class neuroscience translational research entity; and a leading European international producer of fragrance and flavors. To encourage a collaborative exchange in New York City, we launched Apella™, a state-of-the-art digital conference and event center designed to be the destination for the most important life science industry events and social gatherings. The Alexandria Center also features two outstanding culinary establishments – Riverpark™, a Tom Colicchio Restaurant, and 'wichcraft, Tom Colicchio's artisanal sandwich shop. With the completion of the first phase of the Alexandria Center for Life Science – New York City, Manhattan is now a beacon to the best life science companies in the world, and Alexandria is poised for continued success in New York City.

Mission Bay Land Sale The sale of a portion of Alexandria's land holdings in Mission Bay, San Francisco, to salesforce.com, inc., in November 2010 was the consummation of this unique cluster's original vision as a world-class destination for life science and technology. We purchased the parcels at favorable prices in four separate transactions during 2004 and 2005. Our first order of business was to establish a mutually beneficial partnership between the University of California, San Francisco (UCSF), and commercial life science companies. The rapid attraction of Merck & Co., Inc., Pfizer Inc., Celgene Corporation, Nektar Therapeutics, Bayer AG, and others validated this climate of interaction and collaboration.

At the same time, Alexandria, in a deliberate and thoughtful manner, forged a unique brokerage partnership with a firm in San Francisco, as well as a firm with its historical roots grounded in Silicon Valley. The intent was to ensure that Mission Bay was exposed to both life science companies and leading-edge technology entities.

The result was a close conversation with a visionary leadership team at salesforce.com, led by Chief Executive Officer Marc Benioff. He took a very broad view of Mission Bay, as evidenced by his generous gift of $100 million to the new UCSF hospital under construction in this cluster. The salesforce.com team closely evaluated the Mission Bay site and compared it to other iconic locations in San Francisco. The team ultimately concluded that the tremendous long-term potential inherent in the site was well worth the premium value ascribed to it by Alexandria. We are proud and pleased to have played an integral role in the early establishment of a significant life science presence in Mission Bay, and equally excited about the potential for an even more dynamic environment to emerge with the creation of salesforce.com's headquarters campus.

VERALLIANCE ACQUISITION There is no doubt that the acquisition of certain assets of Veralliance Properties, Inc., in August 2010 is a game-changer for Alexandria and its stockholders. Dan Ryan, the founder of Veralliance, has been one of the most creative and well-connected life science developers in San Diego for two decades, and his partner, Bret Gossett, has 23 years of real estate experience as a broker and developer. With Dan and Bret on the ground in San Diego, we are positioned with the very best leadership and talent in the market.

The integration of Veralliance into Alexandria has already resulted in significant achievements. In October 2010, we purchased the former Biogen Idec Inc. campus in San Diego, and within three months, we signed Illumina, Inc., the premier gene sequencing company, to a long-term lease for the entire campus, as well as a build-to-suit project, each at compelling terms.

[illegible] Entering 2010, Alexandria was well positioned to capture demand for laboratory/office space in its core life science markets. We were also positioned to execute and deliver on a significant amount of space through value-added ground-up development projects.

During 2010, our core operating asset base contributed to our solid and consistent operating results. We are proud to say that 2010 represented a record year of square footage leased. In 2010, we signed 147 leases for approximately 2.7 million rentable square feet, averaging 4.9% increases in GAAP basis rental rates on lease renewals and releasing of space. Growth in net operating income from our same property asset base approximated 1.5% on a cash basis. Additionally, our favorable lease structure allows us to achieve consistently high operating margins, approximating 73% for 2010.

Since the economic downturn in 2008, we have commenced the ground-up development of life science facilities aggregating over 1.3 million rentable square feet. These projects were 85% leased as of December 31, 2010, and have generated meaningful cash flows and net operating income in 2010. These projects will provide for significant growth in cash flows and net operating income in 2011 and beyond.

During 2010, we executed on our strategy to monetize certain non-income producing land parcels. The land sales to salesforce.com in Mission Bay for approximately $278 million resulted in a significant gain. The proceeds from these sales were used to reduce leverage. We also announced two additional ground-up development projects, each fully leased to a single tenant. One project consists of 97,000 rentable square feet in Research Triangle Park, North Carolina, and the other project consists of 123,000 rentable square feet in University Towne Center, San Diego. Going forward, our focus will remain on monetization of assets through selective sales and additional ground-up developments with significant pre-leasing of space.

REITs continued to attract liquidity from various sources, including banks and life insurance companies, as well as the debt and equity capital markets. Lending from financial institutions to REITs was very strong during 2010. With our solid lending relationships and operating track record, Alexandria benefited from this lending environment. We increased our unsecured line of credit by $350 million, to $1.5 billion. As of year end, we had available borrowing capacity under our unsecured line of credit in excess of $750 million. Our credit metrics were solid at year end and are expected to continue to improve. Covenants under our credit facilities were also solid, with fixed charges at 2.0 times on a trailing 12-month basis and 2.4 times for the fourth quarter 2010 annualized.

[illegible] In November 2010, we increased the quarterly common stock dividend by 29%, from $0.35 per share to $0.45 per share, which we believe is important for investors as they look for yield and total return. The Board of Directors' view is to continue to share Alexandria's growth in cash flows in a reasonable and prudent way. At the same time, retained cash flow is the cheapest form of capital available to Alexandria, so we will carefully manage the growth of our dividend.

[illegible] We believe it is important to proudly devote time, effort, and financial contributions toward making a difference in the community. By protecting the environment and its natural resources, by helping the people in our community, and by supporting those who faithfully serve our country, we strive to make good citizenship integral to our mission at Alexandria.

To further advance our commitment to improving the world around us, we maintain a multifaceted framework for corporate responsibility defined by four tenets:

Employee volunteerism by serving our local communities through the ARE Cares program

Corporate giving through our Operation Outreach program, which provides direct support to non-profit scientific research and development, youth science education, local communities, and the unmet needs of military service members and their families

Best-in-class support to the life science industry, which allows our tenants to focus on scientific discovery to benefit humankind

Sustainable building practices with world-class facilities and state-of-the-art equipment that set the standard for LEED® (Leadership in Energy and Environmental Design) development in laboratory real estate

We endeavor to achieve LEED® certification for all of our new developments while we continually assess and enhance our existing buildings to deliver an unparalleled environmentally sustainable product. In 2010, we obtained LEED® certification for 587,000 rentable square feet, including 425,000 rentable square feet that achieved LEED® Gold status. We are striving to certify an additional 1.5 million rentable square feet of our asset base in 2011.

As the economy begins to recover in a measured fashion, we look forward to the promise of the years ahead. It is therefore fitting to highlight our newest world-class life science asset, the Alexandria Center for Life Science – New York City, in this report. This one-of-a-kind center for life science collaboration and innovation in the heart of New York City embodies all that we have learned over the last 17 years, all that we have observed, and all that we anticipate for our future. As we move into our 14th year as a publicly traded company in 2011, more defining moments can be expected.

Even as we have witnessed the continual evolution of our business and the rapidly changing macroeconomic environments, Alexandria remains steadfast in our core fundamentals: our business principles, our belief in delivering the highest-quality facilities and services to our tenants, our quest for valuable new opportunities, and our unwavering commitment to our society, coupled with our understanding that we have an important responsibility to humankind.



JOEL S. MARCUS
CHAIRMAN OF THE BOARD,
CHIEF EXECUTIVE OFFICER,
AND FOUNDER

A LOOK AT ALEXANDRIA through the lens of its newest region, New York City, provides an in-depth view of the Company's leadership in bringing its proven cluster model to one of the most vibrant intellectual and entrepreneurial hubs in the world. During a time of tremendous economic turbulence, Alexandria successfully delivered the Alexandria Center™ for Life Science – New York City.

A BRIEF HISTORY In 2005, Alexandria was selected by the City of New York to transform a riverfront parcel containing an old hospital laundry building and parking lot into New York City's first and only world-class life science center. Alexandria executed a ground lease from the City in December 2006 and broke ground in February 2007. In 2010, Alexandria delivered the first phase of the Alexandria Center for Life Science – New York City, a 308,388 rentable square foot laboratory/office building, 96% leased.



THE ALEXANDRIA CENTER FOR LIFE SCIENCE – NEW YORK CITY is ideally located in Manhattan's East Side medical corridor, proximate to preeminent research hospitals, renowned universities, and top financial services companies.

AN IMAGE OF ORIGINAL SITE IN 2005



"The Alexandria Center for Life Science, which is already attracting both established and startup entities, will foster innovation within the growing life science industry, create jobs, and help diversify New York City's economy. Alexandria Real Estate Equities has a proven track record of developing enormously successful commercial life science campuses around the nation, and its investment in the new center signals a major vote of confidence in New York City's future." MAYOR MICHAEL R. BLOOMBERG, NEW YORK CITY

BARBARA J. DALTON, Ph.D.
Vice President,
Venture Capital, Pfizer
Venture Investments

ELAINE V. JONES, Ph.D.
Executive Director,
Venture Capital, Pfizer
Venture Investments



IN FALL 2010, the LEED® Gold certified Alexandria Center for Life Science – New York City opened substantially leased to industry leaders such as Eli Lilly and Company's subsidiary, ImClone Systems; Pfizer Inc. and Pfizer Venture Investments; a cutting-edge private biopharmaceutical company focused on oncology, infectious disease, and immunology; a top-tier neuroscience translational research entity; and a leading European international producer of fragrance and flavors. Together, these diverse life science entities will seed the formation of a vibrant cluster within this world-class campus.

"We are thrilled New York City now has a new destination for life science collaboration, innovation, and commercialization at the Alexandria Center for Life Science. Pfizer Ventures and the NYC venture community look forward to working with local emerging companies that are developing novel therapeutics and technologies with the potential to shape the future of our industry. Additionally, Pfizer Ventures is supporting the entrepreneurial community in New York City by holding weekly open office hours in the VC suites at the Alexandria Center for Life Science – New York City." BARBARA J. DALTON, Ph.D.



ALEXANDRIA
riverpark
Apella

A 360-DEGREE IMAGE OF FLOOR 1: LOBBY

ELI LILLY AND COMPANY'S SUBSIDIARY, ImClone Systems, is working to speed to the market a new generation of biotechnology medicines for patients with cancer in its new state-of-the-art cancer research facility at the Alexandria Center for Life Science – New York City.



"We are really excited to be part of a facility that is so close to some of our most important collaborative partners, like the NYU Langone Medical Center just outside the windows here. This, and also other nearby sites, enhance the coordination of great scientific minds here in New York City to come up, hopefully, with the next potential life-saving biologics, which is the work the ImClone researchers are doing today." JAN LUNDBERG, Ph.D., EXECUTIVE VICE PRESIDENT FOR SCIENCE AND TECHNOLOGY AND PRESIDENT, LILLY RESEARCH LABORATORIES

"We're confident that this site will enable our scientists to collaborate in new and more productive ways with peers at some of the finest academic medical institutions in the world right here in New York City. It's through such partnerships that Lilly intends to speed up the process of moving a potential breakthrough from an idea in a scientist's head to a patient's medicine cabinet." JOHN C. LECHLEITER, Ph.D., CHAIRMAN, PRESIDENT, AND CHIEF EXECUTIVE OFFICER, ELI LILLY AND COMPANY



A 360-DEGREE IMAGE OF FLOOR 14: IMCLONE'S MAIN BIOPROCESS SCIENCES LABORATORY

PFIZER'S CENTER FOR THERAPEUTIC INNOVATION will create a collaborative network of innovative partnerships with major research-based medical centers in New York City, including The Rockefeller University Hospital, NYU Langone Medical Center, Memorial Sloan-Kettering Cancer Center, and The Mount Sinai Hospital, which will fuel the translation of biomedical research into life-saving medicines.



ALEX FAYNE
Director, Strategy & Operations, Centers for Therapeutic Innovation, Pfizer Inc.

ANTHONY J. COYLE, Ph.D.
Vice President/Chief Scientific Officer, Centers for Therapeutic Innovation, Pfizer Inc.

A 360-DEGREE IMAGE OF FLOOR 4: SCIENCE HOTEL®



"New York City is home to a wealth of world-class biotechnology resources, including academic medical centers that have been on the leading edge of translational research – making it an ideal place to establish partnerships for our Centers for Therapeutic Innovation. Together with these outstanding academic medical centers, we will more effectively delve into the deep science of disease with the goal of developing novel targets that can be applied to meet patients' needs. Success and advancements occur when the best minds are working in unison, and the Alexandria Center's prime location and world-class lab space will serve as the perfect location to house this new partnership." **ANTHONY J. COYLE, Ph.D.**

KNOWN FOR ITS SYNERGIES among translational and clinical neuroscientists, New York City is a fertile ground for the discovery and creation of novel neuroscience therapies, diagnostics, and tools benefiting public health. The Alexandria Center for Life Science – New York City fosters a collaborative environment for entrepreneurs, scientists, and investors to translate neuroscience discoveries from the research laboratory, to the clinic, and then to the marketplace. It is a destination with a variety of unique meeting spaces where scientists like Nobel Laureate Paul Greengard of The Rockefeller University and entrepreneurs like Sharon Mates of Intra-Cellular Therapies, Inc., can converge and discuss the advancement of much-needed therapies for schizophrenia, Alzheimer's disease, and sleep disorders.



SHARON MATES, Ph.D.
Chairman and CEO, Intra-Cellular Therapies, Inc., Chairman, New York Biotechnology Association

PAUL GREENGARD, Ph.D.
Nobel Laureate, Vincent Astor Professor, Laboratory of Molecular and Cellular Neuroscience, The Rockefeller University

A 360-DEGREE IMAGE OF FLOOR 1: RIVERPARK,™ A TOM COLICCHIO RESTAURANT



"As Chairman of Intra-Cellular Therapies and Chairman of the New York Biotechnology Association, I have participated in many partnerships between academic institutions and life science companies. I am very excited about the Alexandria Center. The Center may allow companies formed in New York City to remain in New York City." **SHARON MATES, Ph.D.**



LOCATED ON THE SECOND FLOOR of the Alexandria Center for Life Science – New York City, Apella™ is New York City's premier meeting and event space for the world's intellectual and creative elite. Apella is dedicated to providing the global life science community with a meaningful space in which to connect, collaborate, and innovate, playing host to some of the most important life science meetings and conferences in New York City and also offering its own leading-edge life science programming throughout the year.

DEEDA BLAIR
Vice President Emeritus, Albert and Mary Lasker Foundation; Co-Chairman, Harvard AIDS Initiative International Advisory Council; Secretary and Director, Foundation for the National Institutes of Health since its inception; former Board Member, American Cancer Society; former Board Member, The Scripps Research Institute

ALEXANDRIA, ALONG WITH A DISTINGUISHED ORGANIZING COMMITTEE led by Deeda Blair and Lynne Zydowsky, will launch the Alexandria Summit™ in April 2011 at Apella. The annual, invitation-only Alexandria Summit will provide an interactive forum for discussion and debate among the world's foremost visionaries from the medical, academic, industry, financial, and government communities to exchange ideas, advance knowledge, and tackle the most critical global healthcare challenges. Each year, the Alexandria Summit will focus on a distinct disease area and will assemble a distinguished organizing committee to develop a highly specialized meeting agenda. In 2011, the Alexandria Summit will focus on oncology and engage luminaries to propose novel approaches for rapidly advancing innovative, cost-effective therapeutics and diagnostics for cancer.



A 360-DEGREE IMAGE OF FLOOR 2: APELLA

LYNNE ZYDOWSKY, Ph.D.
President, Zydowsky Consultants LLC; Co-Founder, former Chief Operating Officer, and Senior Vice President of Corporate Development, Renovis, Inc. (now Evotec AG); former Vice President of Pharmaceutical Business Development, Exelixis, Inc.

TODAY, THE FIRST TOWER AT THE ALEXANDRIA CENTER FOR LIFE SCIENCE – NEW YORK CITY houses leaders in oncology and neuroscience. In the future, the 1.1 million square foot campus will deliver groundbreaking research in other critical scientific areas, including diabetes, obesity, cardiovascular disease, arthritis, infectious diseases, and ultimately personalized medicine. These researchers in New York City and in Alexandria's cluster locations across the globe will work together to develop innovative treatments, diagnostics, and cures – the real solution to containing the world's rising healthcare costs.

COMPLETED PHASE I:
308,388 RENTABLE
SQUARE FEET



"We at OrbiMed, and I know I'm speaking for the rest of the financial community in New York as well, are very excited with the creation of this facility. I know that there's a great need for it, and I'm confident that it is going to be a major factor for strengthening the development of great companies here in this region." CARL L. GORDON, Ph.D., CFA, FOUNDING GENERAL PARTNER AND CO-HEAD OF PRIVATE EQUITY, ORBIMED ADVISORS, LLC

FUTURE PHASE III (OPTIONAL):
385,000 RENTABLE SQUARE FEET

FUTURE PHASE II:
407,000 RENTABLE
SQUARE FEET

"New York is already a city of world-class parks and beautiful bridges, so now we have a beautiful science park that helps bridge that gap. It's the gap between discovery and innovation. And as we enter an age that promises even more remarkable medical breakthroughs, even more amazing fundamental research, the Alexandria Center will be an important source of hope and of healing for people worldwide." MARIA C. FREIRE, Ph.D., PRESIDENT, THE ALBERT AND MARY LASKER FOUNDATION, AND MEMBER, THE ADVISORY COMMITTEE TO THE DIRECTOR OF THE NATIONAL INSTITUTES OF HEALTH



AN IMAGE OF FUTURE SITE INCLUDING OPTIONAL PHASE III

2010 FINANCIAL REVIEW Alexandria's operating statistics demonstrate the strength and validity of its business model. Stable occupancy rates over the long term, coupled with consistent and positive increases in rental rates on releasing of space, have provided a base for solid internal growth. Additionally, strong leasing volumes confirm the breadth, depth, and diversity of Alexandria's portfolio, both geographically and with respect to its tenant mix. These metrics have been achieved throughout a variety of economic climates, further underscoring the premise of Alexandria's strategy and the long-term value of Alexandria's franchise. Because of its market strength and first-mover advantage, Alexandria has pioneered and implemented a market-transforming lease structure. This structure adds meaningful value to its real estate operations and provides for consistently high operating margins and strong recovery of operating expenses and capital expenditures.

STRONG SAME PROPERTY PERFORMANCE (INCREASE IN CASH NET OPERATING INCOME)



IN PERCENT
ALEXANDRIA REAL ESTATE EQUITIES, INC.
OFFICE TOTAL/WEIGHTED AVERAGE
11
10
9
8
7
6
5
4
3
2
1
0
-1
-2
-3
-4
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
3Q
1Q

ANNUAL LEASING ACROSS DIVERSE MARKETS



RENTABLE SQUARE FEET IN MILLIONS
3.0
2.5
2.0
1.5
1.0
0.5
0
2006
2007
2008
2009
2010
SAN DIEGO
SAN FRANCISCO BAY
SEATTLE
SOUTHEAST
SUBURBAN WASHINGTON, D.C.
NYC/NEW JERSEY/ PHILADELPHIA
GREATER BOSTON

forty-eight percent

48% of our total annualized base rent is from tenants that have investment grade ratings or investment grade sponsorship, or are prominent, creditworthy private research institutions. Of our top 20 tenants, 14, representing 35% of our total annualized base rent, meet these criteria.

BROAD AND DIVERSE TENANT MIX



ANNUALIZED BASE RENT
MEDICAL DEVICE, LIFE SCIENCE PRODUCT, SERVICE AND BIOFUELS
MULTINATIONAL PHARMACEUTICAL
INDEPENDENT NOT-FOR-PROFIT, UNIVERSITIES, AND GOVERNMENT
PUBLIC BIOTECHNOLOGY
TRADITIONAL OFFICE
PRIVATE BIOTECHNOLOGY

KEY CLUSTER LOCATIONS



ANNUALIZED BASE RENT
INTERNATIONAL
GREATER BOSTON
NYC/NEW JERSEY/ PHILADELPHIA
SUBURBAN WASHINGTON, D.C.
SOUTHEAST
SAN DIEGO
SAN FRANCISCO BAY
SEATTLE

CONSISTENT RATE INCREASES ON LEASE RENEWALS


IN PERCENT
GAAP
CASH
30
25
20
15
10
5
0
-5
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

TOTAL CUMULATIVE RETURN


IN PERCENT
ALEXANDRIA REAL ESTATE EQUITIES, INC.
FTSE NAREIT EQUITY REIT INDEX
RUSSELL 2000 INDEX
S&P 500
800
700
600
500
400
300
200
100
0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

MARKET-TRANSFORMING LEASE STRUCTURE


IN PERCENT
TRIPLE NET LEASES
RECAPTURE OF CAPITAL EXPENDITURES
ANNUAL RENT ESCALATION
100
95
90
85
80
75
1998
2010

CONSISTENTLY HIGH OCCUPANCY


IN PERCENT AT END OF QUARTER
ALEXANDRIA REAL ESTATE EQUITIES, INC.
OFFICE TOTAL/WEIGHTED AVERAGE
100
95
90
85
80
75
70
65
60
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q 1Q 3Q

SELECTED FINANCIAL DATA

Alexandria Real Estate Equities, Inc.

The following table should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Certain amounts for the years prior to 2010 presented in the table below have been reclassified to conform to the presentation of our consolidated financial statements for the year ended December 31, 2010.

Year Ended December 31, (Dollars in thousands, except per share amounts)	2010	2009	2008	2007	2006
OPERATING DATA					
Total revenues	$ 487,303	$ 483,172	$ 455,234	$ 391,780	$ 296,912
Total expenses	362,849	358,604	354,203	315,701	231,419
Income from continuing operations before (loss) gain on early extinguishment of debt	124,454	124,568	101,031	76,079	65,493
(Loss) gain on early extinguishment of debt	(45,168)	11,254	–	–	–
Income from continuing operations	79,286	135,822	101,031	76,079	65,493
Income from discontinued operations before gain/loss on sales of real estate	270	3,199	3,315	5,925	10,151
Gain/loss on sales of real estate	24	2,627	15,751	7,976	59
Income from discontinued operations, net	294	5,826	19,066	13,901	10,210
Gain on sales of land parcels	59,442	–	–	–	–
Net income	139,022	141,648	120,097	89,980	75,703
Net income attributable to noncontrolling interests	3,729	7,047	3,799	3,669	2,287
Dividends on preferred stock	28,357	28,357	24,225	12,020	16,090
Preferred stock redemption charge	–	–	–	2,799	–
Net income attributable to unvested restricted stock awards	995	1,270	1,327	1,075	873
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 105,941	$ 104,974	$ 90,746	$ 70,417	$ 56,453
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic					
Continuing operations	$ 2.18	$ 2.57	$ 2.27	$ 1.91	$ 1.85
Discontinued operations, net	0.01	0.15	0.60	0.46	0.40
Earnings per share – basic	$ 2.19	$ 2.72	$ 2.87	$ 2.37	$ 2.25
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted					
Continuing operations	$ 2.18	$ 2.57	$ 2.27	$ 1.90	$ 1.82
Discontinued operations, net	0.01	0.15	0.59	0.46	0.41
Earnings per share – diluted	$ 2.19	$ 2.72	$ 2.86	$ 2.36	$ 2.23
Weighted average shares of common stock outstanding					
Basic	48,375,474	38,586,909	31,653,829	29,668,231	25,102,200
Diluted	48,405,040	38,600,069	31,765,055	29,832,013	25,342,048
Cash dividends declared per share of common stock	$ 1.50	$ 1.85	$ 3.18	$ 3.04	$ 2.86

Year Ended December 31, (Dollars in thousands)	2010	2009	2008	2007	2006
BALANCE SHEET DATA (AT YEAR END)					
Rental properties, net	$ 3,930,762	$ 3,383,308	$ 3,215,723	$ 3,057,294	$ 2,663,088
Land held for future development	$ 431,838	$ 255,025	$ 109,478	$ 89,621	$ 63,163
Construction in progress	$ 1,045,536	$ 1,400,795	$ 1,398,895	$ 1,143,314	$ 596,331
Investment in unconsolidated real estate entity	$ 36,678	$ –	$ –	$ –	$ –
Total assets	$ 5,905,861	$ 5,457,227	$ 5,132,077	$ 4,641,245	$ 3,617,477
Total debt	$ 2,584,162	$ 2,746,946	$ 2,938,108	$ 2,750,648	$ 2,024,866
Total liabilities	$ 2,919,533	$ 3,051,148	$ 3,357,014	$ 3,025,502	$ 2,208,348
Redeemable noncontrolling interests	$ 15,920	$ 41,441	$ 33,963	$ 35,342	$ 20,132
Alexandria Real Estate Equities, Inc.'s stockholders' equity	$ 2,928,825	$ 2,323,408	$ 1,700,010	$ 1,540,219	$ 1,351,652
Noncontrolling interests	$ 41,583	$ 41,230	$ 41,090	$ 40,182	$ 37,345
Total equity	$ 2,970,408	$ 2,364,638	$ 1,741,100	$ 1,580,401	$ 1,388,997
RECONCILIATION OF NET INCOME ATTRIBUTABLE TO ALEXANDRIA REAL ESTATE EQUITIES, INC.'S COMMON STOCKHOLDERS TO FUNDS FROM OPERATIONS ATTRIBUTABLE TO ALEXANDRIA REAL ESTATE EQUITIES, INC.'S COMMON STOCKHOLDERS					
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 105,941	$ 104,974	$ 90,746	$ 70,417	$ 56,453
Add:					
Depreciation and amortization [1]	126,640	118,508	108,743	97,335	74,039
Net income attributable to noncontrolling interests	3,729	7,047	3,799	3,669	2,287
Net income attributable to unvested restricted stock awards	995	1,270	1,327	1,075	873
Subtract:					
Gain on sales of property	(59,466)	(2,627)	(20,401)	(7,976)	(59)
FFO attributable to noncontrolling interests	(4,226)	(3,843)	(4,108)	(3,733)	(1,928)
FFO attributable to unvested restricted stock awards	(1,608)	(2,694)	(2,596)	(2,418)	(2,006)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders [2]	172,005	222,635	177,510	158,369	129,659
Effect of dilutive securities and assumed conversion:					
Assumed conversion of 8% unsecured convertible notes	7,781	11,943	–	–	–
Amounts attributable to unvested restricted stock awards	(22)	118	9	13	19
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders assuming effect of dilutive securities and assumed conversion	$ 179,764	$ 234,696	$ 177,519	$ 158,382	$ 129,678
Other Data:					
Cash provided by operating activities	$ 219,346	$ 211,035	$ 257,200	$ 191,865	$ 134,474
Cash used in investing activities	$ (436,654)	$ (409,923)	$ (494,933)	$ (949,253)	$ (961,636)
Cash provided by financing activities	$ 237,912	$ 198,355	$ 300,864	$ 762,470	$ 826,199
Number of properties at year end	167	163	166	175	164
Rentable square feet of properties at year end	13,760,441	12,751,621	12,653,397	13,838,677	12,364,321
Occupancy of operating and redevelopment properties at year end	89%	89%	90%	88%	88%
Occupancy of operating properties at year end	94%	94%	95%	94%	93%

(1) Includes depreciation and amortization classified in discontinued operations related to assets "held for sale" (for the periods prior to when such assets were designated as "held for sale").

(2) United States generally accepted accounting principles ("GAAP") basis accounting for real estate assets utilizes historical cost accounting and assumes that real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts ("NAREIT") established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure by REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. While FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. For a more detailed discussion of FFO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations – Funds From Operations."

FORWARD-LOOKING STATEMENTS

Alexandria Real Estate Equities, Inc.

Certain information and statements included in this report, including, without limitation, statements containing the words "believes," "expects," "may," "will," "should," "seeks," "approximately," "intends," "plans," "estimates," or "anticipates," or the negative of these words or similar words, constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Given these uncertainties, prospective and current investors are cautioned not to place undue reliance on such forward-looking statements. A number of important factors could cause actual results to differ materially from those set forth or contemplated in the forward-looking statements, including, but not limited to, our failure to obtain capital (debt, construction financing, and/or equity) or refinance debt maturities, increased interest rates and operating costs, adverse economic or real estate developments in our markets, our failure to successfully complete and lease our existing space held for redevelopment and new properties acquired for that purpose, and any properties undergoing development, our failure to successfully operate or lease acquired properties, decreased rental rates or increased vacancy rates, or failure to renew or replace expiring leases, defaults on or non-renewal of leases by tenants, general and local economic conditions, and other factors described in our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and our other reports that are publicly filed with the Securities and Exchange Commission ("SEC"). We disclaim any obligation to update such factors or publicly announce the result of any revisions to any of the forward-looking statements contained in this or any other document. Readers of this report should also read our reports that are publicly filed with the SEC for further discussion.

The following discussion should be read in conjunction with our consolidated financial statements and notes thereto appearing elsewhere in this report. Forward-looking statements involve inherent risks and uncertainties regarding events, conditions, and financial trends that may affect our future plans of operation, business strategy, results of operations, and financial position. A number of important factors could cause actual results to differ materially from those included within or contemplated by such forward-looking statements, including, but not limited to, those described below in this report. We do not undertake any responsibility to update any of these factors or to announce publicly any revisions to any of the forward-looking statements contained in this or any other document, whether as a result of new information, future events, or otherwise.

OVERVIEW

We are a Maryland corporation formed in October 1994 that has elected to be taxed as a REIT for federal income tax purposes. We are the largest owner and preeminent REIT focused principally on cluster development through the ownership, operation, management, selective acquisition, development, and redevelopment of properties containing life science laboratory space. We are the leading provider of high-quality, environmentally sustainable real estate, technical infrastructure, and services to the broad and diverse life science industry. Client tenants include institutional (universities and independent non-profit institutions), pharmaceutical, biotechnology, medical device, product, and service entities, and government agencies. Our primary business objective is to maximize stockholder value by providing our stockholders with the greatest possible total return based on a multifaceted platform of internal and external growth. Our operating platform is based on the principle of "clustering," with assets and operations located adjacent to life science entities driving growth and technological advances within each cluster.

As of December 31, 2010, we had 167 properties approximating 13.7 million rentable square feet, consisting of 162 properties approximating 13.2 million rentable square feet (including spaces undergoing active redevelopment) and five properties undergoing ground-up development approximating an additional 475,818 rentable square feet. Our operating properties were approximately 94.3% leased as of December 31, 2010. Our primary sources of revenues are rental income and tenant recoveries from leases of our properties. The comparability of financial data from period to period is affected by the timing of our property acquisition, development, and redevelopment activities.

In 2010, we:

- Executed 142 leases for 2,744,000 rentable square feet, including 712,000 rentable square feet of redevelopment and development space;
- Reported occupancy of operating properties at approximately 94%, and occupancy of operating and redevelopment properties at approximately 89% as of December 31, 2010;
- Repaid eight secured loans approximating $119 million, retired substantially all $240 million of our 8.00% unsecured senior convertible notes ("8.00% Unsecured Convertible Notes"), and repurchased approximately $83 million of our 3.70% unsecured senior convertible notes ("3.70% Unsecured Convertible Notes");
- Acquired seven properties in various markets aggregating approximately 980,000 rentable square feet for an aggregate purchase price of $318 million;
- Repaid debt with proceeds from sales of one property and land parcels for an aggregate sales price of $290 million at an aggregate gain of $59 million;
- Completed the redevelopment of multiple spaces at nine properties aggregating 303,000 rentable square feet;
- Completed the ground-up development of three properties aggregating 553,000 rentable square feet;
- Commenced the ground-up development of two fully leased properties aggregating approximately 220,000 rentable square feet pursuant to long term leases; and
- Obtained final zoning approval for Alexandria Center™ at Kendall Square located in East Cambridge, Massachusetts, an 11.3-acre development with 1.9 million rentable square feet of life science and other space.

In January 2011, we extended the maturity date and increased commitments on our unsecured credit facility from $1.9 billion to $2.25 billion. And in February 2011, we closed on an unsecured term loan for $250 million maturing in January 2015, assuming we exercise our sole right to extend the maturity date by 11 months.

2010 demonstrated the strength and durability of our core operations of providing life science laboratory space to the broad and diverse life science industry. Our core operating results were relatively steady for the year ended December 31, 2010, during the continuing extraordinary and unprecedented United States and worldwide economic, financial, banking, and credit market crisis; significant worldwide economic recession; and drastic decline in consumer confidence and the consumer-driven economy.

Consumer confidence and the economic, financial, and banking environment have improved since the depth of the crisis in the fourth quarter of 2008 and first quarter of 2009. Even with the recent improvements, we remain cautious regarding the economic, financial, and banking environment. We intend to continue to focus on the completion of our existing active redevelopment projects aggregating approximately 755,463 rentable square feet and our existing active development projects aggregating approximately an additional 475,818 rentable square feet. Additionally, we intend to continue with preconstruction activities for certain land parcels for future ground-up development in order to preserve and create value for these projects. These important preconstruction activities add significant value to our land for future ground-up development and are required for the ultimate vertical construction of the buildings. We also intend to be very careful and prudent with any future decisions to add new projects to our active ground-up developments. Future ground-up development projects will likely require significant pre-leasing with high-quality and/or creditworthy entities. We also intend to continue to reduce debt as a percentage of our overall capital structure over a multiyear period. During this period, we may also extend and/or refinance certain debt maturities. We expect the source of funds for construction activities and repayment of outstanding debt to be provided over several years by opportunistic sales of real estate, joint ventures, cash flows from operations, new secured or unsecured debt, and the issuance of additional equity securities, as appropriate. As of December 31, 2010, we had identified one asset as "held for sale," which has been classified in discontinued operations.

As of December 31, 2010, we had 167 properties containing approximately 13.7 million rentable square feet of life science laboratory space including approximately 755,463 rentable square feet of space undergoing a permanent change in use to life science laboratory space through redevelopment. Our operating properties were approximately 94.3% leased as of December 31, 2010. In addition, as of December 31, 2010, our asset base contained properties undergoing ground-up development approximating 475,818 rentable square feet.

The following table is a summary of our properties as of December 31, 2010 (dollars in thousands):

	Rentable Square Feet				Number of	Annualized	Occupancy
Markets	Operating	Redevelopment	Development	Total	Properties	Base Rent[1]	Percentage[2]
California – San Diego	2,043,199	419,722	123,430	2,586,351	36	$ 63,569	93.1%
California – San Francisco Bay	1,879,290	–	255,388	2,134,678	22	67,098	95.8
Greater Boston	3,250,589	210,660	–	3,461,249	38	121,277	93.6
NYC/New Jersey/Suburban Philadelphia	747,292	–	–	747,292	9	33,747	85.8
Southeast	713,221	30,000	97,000	840,221	13	15,484	93.4
Suburban Washington, D.C.	2,458,299	95,081	–	2,553,380	32	53,327	95.8
Washington – Seattle	997,205	–	–	997,205	12	34,461	97.5
International	342,394	–	–	342,394	4	8,995	100.0
Subtotal	12,431,489	755,463	475,818	13,662,770	166	$ 397,958	94.3%
Discontinued Operations/"Held for Sale"	21,000	–	–	21,000	1		
Total	12,452,489	755,463	475,818	13,683,770	167		

(1) Annualized base rent means the annualized fixed base rental amount in effect as of December 31, 2010 (using rental revenue computed on a straight-line basis in accordance with GAAP). Represents annualized base rent related to our operating rentable square feet.

(2) Occupancy percentages relate to our operating properties. Including spaces undergoing redevelopment, occupancy as of December 31, 2010, was 88.9%.

Our primary sources of revenue are rental income and tenant recoveries (consisting of reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses from certain tenants) from leases of our properties. The comparability of financial data from period to period is affected by the timing of our property acquisition, development, and redevelopment activities. Of the 167 properties owned as of December 31, 2010, we acquired seven properties and commenced the ground-up development of one property in 2010, we commenced the ground-up development of one property in 2009, we acquired two properties in 2008, and we acquired 135 properties and commenced the ground-up development of 21 properties prior to 2008. As a result of these acquisitions and ground-up development projects, as well as our ongoing redevelopment and leasing activities, there have been significant increases in total revenues and expenses, including significant increases in total revenues and expenses for 2010 as compared to 2009, as well as for 2009 as compared to 2008. Our operating expenses generally consist of real estate taxes, insurance, utilities, common area, and other operating expenses.

LEASING For the year ended December 31, 2010, we executed a total of 142 leases for approximately 2,744,000 rentable square feet at 71 different properties (excluding month-to-month leases). Of this total, approximately 1,778,000 rentable square feet related to new or renewal leases of previously leased space and approximately 966,000 rentable square feet related to developed, redeveloped, or previously vacant space. Of the 966,000 rentable square feet, approximately 712,000 rentable square feet were related to our development or redevelopment programs, with the remaining approximately 254,000 rentable square feet related to previously vacant space. Rental rates for these new or renewal leases were on average approximately 4.9% higher on a GAAP basis than rental rates for expiring leases.

As of December 31, 2010, approximately 96% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, common area, and other operating expenses (including increases thereto) in addition to base rent. Additionally, approximately 93% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures, and approximately 91 % of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or indexed based on the consumer price index or another index.

The following table summarizes information with respect to the lease expirations at our properties as of December 31, 2010:

Year of Lease Expiration	Number of Leases Expiring	Rentable Square Footage of Expiring Leases	Percentage of Aggregate Total Rentable Square Feet	Annualized Base Rent of Expiring Leases (per rentable square foot)
2011	91 (1)	1,776,897 (1)	13.3%	$30.33
2012	78	1,399,663	10.6	32.01
2013	77	1,306,609	9.9	29.09
2014	57	1,234,908	9.3	29.02
2015	47	1,020,681	7.7	30.92
2016	24	1,105,862	8.3	31.51
2017	18	800,687	6.0	34.46
2018	13	879,238	6.6	39.16
2019	7	399,250	3.0	35.98
2020	15	812,915	6.1	40.33

(1) Excludes five month-to-month leases for approximately 23,000 rentable square feet. Of the 1.8 million rentable square feet expiring in 2011, approximately 523,000 rentable square feet was leased as of, or subsequent to, December 31, 2010, and approximately 392,000 rentable square feet was targeted for redevelopment.

Our revenues are derived primarily from rental payments and reimbursement of operating expenses under our leases. If a tenant experiences a downturn in its business or other types of financial distress, it may be unable to make timely payments under its lease. Also, if tenants decide not to renew their leases or terminate early, we may not be able to re-lease the space. Even if tenants decide to renew or lease space, the terms of renewals or new leases, including the cost of any tenant improvements, concessions, and lease commissions, may be less favorable to us than current lease terms. Consequently, we could lose the cash flow from the affected properties, which could negatively impact our business. We may have to divert cash flow generated by other properties to meet our mortgage payments, if any, or to pay other expenses related to owning the affected properties.

VALUE-ADDED PROJECTS Construction in progress included the following value-added projects as of December 31, 2010 (dollars in thousands):

Value-Added Projects	Book Value	Rentable Square Feet
Active redevelopment	$ 248,651	755,463
Active development	134,758	475,818
Preconstruction	563,800	3,014,000
Projects in China	66,786	547,000
Projects in India	31,541	426,000
Total	$ 1,045,536	5,218,281

Our redevelopment, development, preconstruction, and certain real estate projects in China and India are classified as construction in progress. We are required to capitalize interest and other direct project costs during the period an asset is undergoing activities to prepare it for its intended use. Capitalization of interest and other direct project costs cease after a project is substantially complete and ready for its intended use. Additionally, should activities necessary to prepare an asset for its intended use cease, interest, taxes, insurance, and certain other direct project costs related to the asset would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred. When construction activities cease and the asset is ready for its intended use, the asset is transferred out of construction in progress and classified as rental properties, net, or land held for future development.

A key component of our business model includes our value-added redevelopment and development programs. These programs are focused on providing high-quality, generic, and reusable life science laboratory space to meet the real estate requirements of a wide range of clients in the life science industry. Upon completion, each value-added project is expected to generate significant revenues and cash flow. Our redevelopment and development projects are generally in locations that are highly desirable to life science entities, which we believe results in higher occupancy levels, longer lease terms, and higher rental income and returns. Redevelopment projects consist of the permanent change in use of office, warehouse, and shell space into generic life science laboratory space, including the conversion of single tenancy space to multi-tenancy space or vice versa. Our incremental investment in redevelopment projects for the conversion of non-laboratory space to laboratory space generally ranges from $75 to $150 per square foot depending on the nature of the existing building improvements and laboratory design. Development projects consist of the ground-up development of generic and reusable life science laboratory facilities.

We anticipate execution of new active development projects for aboveground vertical construction of new laboratory space generally only with significant pre-leasing. As of December 31, 2010, our estimated cost to complete was approximately $145 per rentable square foot, or $110 million in aggregate, for the 755,463 rentable square feet undergoing a permanent change in use to life science laboratory space through redevelopment. As of December 31, 2010, our estimated cost to complete was approximately $146 per rentable square foot, or $70 million in aggregate, for the 475,818 rentable square feet undergoing ground-up development.

We also have certain significant value-added projects undergoing important and substantial preconstruction activities to bring these assets to their intended use. Preconstruction activities include entitlements, permitting, design, site work, and other activities prior to commencement of vertical construction of aboveground shell and core improvements. Our objective also includes advancement of preconstruction efforts to reduce the time to deliver projects to prospective tenants. These critical activities add significant value for future ground-up development and are required for the ultimate vertical construction of buildings. Ultimately, these land parcels will provide valuable opportunities for new ground-up construction projects. The projects will provide high-quality facilities for the life science industry and will generate significant revenue and cash flows for the Company.

A component of our business model also includes projects in Asia, which primarily represent development opportunities and other projects in China and India focused on life science laboratory space for our current client tenants and other life science relationship clients. These projects focus on real estate investments with targeted returns on investment greater than returns expected in the United States. We have two development projects in China. One development project is located in South China, where a two-building project aggregating approximately 275,000 rentable square feet is under construction. The second development project is located in North China, where a two-building project aggregating approximately 272,000 rentable square feet is under construction. Additionally, we have 426,000 square feet undergoing construction in India. During 2011, we expect to incur approximately $55 million to $65 million in construction in Asia.

Our success with our redevelopment, development, and preconstruction projects depends on many risks that may adversely affect our business, including those associated with:

- negative worldwide economic, financial, and banking conditions;
- worldwide economic recession, lack of confidence, and/or high structural unemployment;
- financial, banking, and credit market conditions;
- the seizure or illiquidity of credit markets;
- national, local, and worldwide economic conditions;
- delays in construction;
- budget overruns;
- lack of availability and/or increasing costs of materials;
- commodity pricing of building materials and supplies;
- financing availability;
- changes in the life science, financial, and banking industries;
- adverse developments concerning the life science industry and/or our life science client tenants;
- volatility in interest rates;
- labor availability and/or strikes;
- uncertainty of leasing;
- timing of the commencement of rental payments;
- changes in local submarket conditions;
- delays or denials of entitlements or permits; and
- other property development uncertainties.

In addition, redevelopment, development, and preconstruction activities, regardless of whether they are ultimately successful, typically require a substantial portion of management's time and attention. This may distract management from focusing on other operational activities. If we are unable to complete redevelopment, development, and preconstruction projects successfully, our business may be adversely affected.

CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. Our significant accounting policies are described in the notes to our consolidated financial statements appearing elsewhere in this report. The preparation of these financial statements in conformity with GAAP requires us to make estimates, judgments, and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. We base these estimates, judgments, and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. Changes in estimates could affect our financial position and specific items in our results of operations that are used by our stockholders, potential investors, industry analysts, and lenders in their evaluation of our performance. Actual results may differ from these estimates under different assumptions or conditions.

REIT COMPLIANCE We have elected to be taxed as a REIT under the Internal Revenue Code. Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code to our operations and financial results, and the determination of various factual matters and circumstances not entirely within our control. We believe that our current organization and method of operation comply with the rules and regulations promulgated under the Internal Revenue Code to enable us to qualify, and continue to qualify, as a REIT. However, it is possible that we have been organized or have operated in a manner that would not allow us to qualify as a REIT, or that our future operations could cause us to fail to qualify.

If we fail to qualify as a REIT in any taxable year, then we will be required to pay federal income tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. If we lose our REIT status, then our net earnings available for investment or distribution to our stockholders will be significantly reduced for each of the years involved and we will no longer be required to make distributions to our stockholders.

RENTAL PROPERTIES, NET, LAND HELD FOR FUTURE DEVELOPMENT, AND CONSTRUCTION IN PROGRESS We recognize assets acquired (including the intangible value to above or below market leases, acquired in-place leases, tenant relationships, and other intangible assets or liabilities), liabilities assumed, and any noncontrolling interest in an acquired entity at their fair value as of the acquisition date. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property. We also recognize the fair value of assets acquired, the liabilities assumed, and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. In addition, acquisition-related costs and restructuring costs are expensed as incurred.

The value allocated to land improvements, buildings, building improvements, tenant improvements, and equipment is depreciated on a straight-line basis using an estimated life of 20 years for land improvements, the shorter of the term of the respective ground lease or 40 years for buildings and building improvements, the respective lease term for tenant improvements, and the estimated useful life for equipment. The value of acquired above and below market leases is amortized over the lives of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. The value of acquired in-place leases is classified as leasing costs, included in other assets in the accompanying consolidated balance sheets, and amortized over the remaining terms of the related leases.

DISCONTINUED OPERATIONS A property is classified as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (3) an active program to locate a buyer, and other actions required to complete the plan to sell, have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale"; its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income; and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. Depreciation of assets ceases upon designation of a property as "held for sale."

IMPAIRMENT OF LONG-LIVED ASSETS Long-lived assets to be held and used, including our rental properties, land held for future development, construction in progress, and intangibles are individually evaluated for impairment when conditions exist that may indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment indicators for long-lived assets to be held and used, including our rental properties, land held for future development, and construction in progress are assessed by project and include, but are not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, historical operating results, known trends, and market/economic conditions that may affect the property and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

We use a "held for sale" impairment model for our properties classified as "held for sale." The "held for sale" impairment model is different from the "held and used" impairment model in that under the "held for sale" impairment model, an impairment loss is recognized if the carrying amount of the long-lived asset classified as "held for sale" exceeds its fair value less cost to sell. Because of these two different models, it is possible for a long-lived asset previously classified as "held and used" to result in the recognition of an impairment charge upon classification as "held for sale."

CAPITALIZATION OF COSTS We are required to capitalize direct construction and development costs, including predevelopment costs, interest, property taxes, insurance, and other costs directly related and essential to the acquisition, development, redevelopment, or construction of a project. Capitalization of construction, development, and redevelopment costs is required while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment, or construction activity cease, interest, property taxes, insurance, and certain other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

We also capitalize costs directly related and essential to our leasing activities. These costs are amortized on a straight-line basis over the terms of the related leases. Costs related to unsuccessful leasing opportunities are expensed as incurred.

ACCOUNTING FOR INVESTMENTS We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" and are recorded at fair value. Fair value has been determined based upon the closing price as of each balance sheet date, with unrealized gains and losses shown as a separate component of total equity. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains included in other income.

Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over the entity's operating and financial policies. Certain investments in privately held entities are accounted for under the equity method when our interest in the entity is not deemed so minor that we have virtually no influence over the entity's operating and financial policies. Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment. Additionally, we limit our ownership percentage in the voting stock of each individual entity to less than 10%.

Individual investments are evaluated for impairment when changes in conditions exist that may indicate an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaborative agreements. If there are no identified events or changes in circumstance that would have an adverse effect on our cost method investments, we do not estimate its fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" to determine the fair value of privately held entities.

INTEREST RATE HEDGE AGREEMENTS We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding and by the use of interest rate hedge agreements. Specifically, we enter into interest rate hedge agreements to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which is determined by interest rates. Our interest rate hedge agreements are used to manage differences in the amount, timing, and duration of our known or expected cash payments principally related to our borrowings based on the London Interbank Offered Rate ("LIBOR"). We do not use derivatives for trading or speculative purposes, and currently all of our derivatives are designated as hedges. Our objectives in using interest rate hedge agreements are to add stability to interest expense and to manage our exposure to interest rate movements in accordance with our interest rate risk management strategy. Interest rate swap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the interest rate swap agreements without exchange of the underlying notional amount. Interest rate cap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

In July 2010, the Dodd-Frank Act was enacted, representing an overhaul of the framework for regulation of U.S. financial markets. The Dodd-Frank Act calls for various regulatory agencies, including the SEC and the Commodity Futures Trading Commission, to establish regulations for implementation of many of the provisions of the Dodd-Frank Act, and we anticipate that these new regulations will provide additional clarity regarding the extent of the impact of this legislation on us. We expect to be able to continue to use interest rate hedge agreements, including interest rate swap and cap agreements, to hedge a portion of our exposure to variable interest rates. However, the costs of doing so may be increased as a result of the new legislation. We may also incur additional costs associated with our compliance with the new regulations and anticipated additional reporting and disclosure obligations. Although we are not able to assess the full impact of the Dodd-Frank Act until all the implementing regulations have been adopted, based on the information available to us at this time, we do not believe provisions of the regulations implementing the Dodd-Frank Act will have a material adverse effect on our financial position, results of operations, or cash flows.

We record our interest rate hedge agreements on the consolidated balance sheets at their estimated fair values with an offsetting adjustment reflected as unrealized gains/losses in accumulated other comprehensive income in total equity. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and, further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the exposure being hedged, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation. Our interest rate hedge agreements are considered cash flow hedges as they are designated and qualify as hedges of the exposure to variability in expected future cash flows. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the earnings effect of the hedged forecasted transactions in a cash flow hedge. All of our interest rate hedge agreements meet the criteria to be deemed "highly effective" in reducing our exposure to variable interest rates. We formally document all relationships between interest rate hedge agreements and hedged items, including the method for evaluating effectiveness and the risk strategy. We make an assessment at the inception of each interest rate hedge agreement and on an ongoing basis to determine whether these instruments are "highly effective" in offsetting changes in cash flows associated with the hedged items. The ineffective portion of each interest rate hedge agreement is immediately recognized in earnings. Although we intend to continue to meet the conditions for such hedge accounting, if hedges did not qualify as "highly effective," the changes in the fair values of the derivatives used as hedges would be reflected in earnings.

The fair value of our interest rate hedge agreements is determined using widely accepted valuation techniques including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as "significant other observable inputs"). The fair values of our interest rate swap agreements are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value of our interest rate cap agreement is determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates were to rise above the strike rate of the interest rate cap agreement. The variable interest rate used in the calculation of projected receipts on the interest rate cap agreement is based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate hedge agreements. In adjusting the fair value of our interest rate hedge agreements for the effect of non-performance risk, we have considered any applicable credit enhancements such as collateral postings, thresholds, mutual puts, and guarantees. These methods of assessing fair value result in a general approximation of value, and such value may never be realized.

RECOGNITION OF RENTAL INCOME AND TENANT RECOVERIES Rental income from leases with scheduled rent increases, free rent, incentives, and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses, and tenant security deposits in our consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make payments required under the terms of the lease. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2010 and 2009, we had no allowance for doubtful accounts.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In December 2010, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") to address implementation issues associated with pro forma revenue and earnings disclosure requirements for material business combinations. The new guidance clarified that if comparative financial statements are presented, an entity should present the pro forma disclosures as if the business combination occurred at the beginning of the prior annual period when preparing the pro forma financial information. Also, entities must provide additional disclosures describing the nature and amount of material, non-recurring pro forma adjustments. The ASU is effective for business combinations consummated in periods beginning after December 15, 2010, and shall be applied prospectively as of the date of adoption.

In January 2010, the FASB issued an ASU to address implementation issues associated with the accounting for decreases in the ownership of a subsidiary. The new guidance clarified the scope of the entities covered by the guidance related to accounting for decreases in the ownership of a subsidiary and specifically excluded in-substance real estate or conveyances of oil and gas mineral rights from the scope. Additionally, the new guidance expands the disclosures required for a business combination achieved in stages and deconsolidation of a business or non-profit activity. The new guidance became effective for interim and annual periods ending on or after December 31, 2009, and must be applied on a retrospective basis to the first period that an entity adopted the new guidance related to noncontrolling interests. The adoption of this new ASU did not have an impact on our consolidated financial statements.

RESULTS OF OPERATIONS

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2010, TO THE YEAR ENDED DECEMBER 31, 2009 Rental revenues increased by $0.4 million, or 0.1%, to $368.7 million for the year ended December 31, 2010, compared to $368.2 million for the year ended December 31, 2009. Rental revenues for the year ended December 31, 2009, included additional rental income aggregating $18.5 million related to a modification of a lease for a property in South San Francisco, California. Excluding the additional rental income, rental revenues for the year ended December 31, 2010, increased by $18.9 million, or 5%, compared to the year ended December 31, 2009, as a result of rental revenues from properties acquired, placed in service, or redeveloped during the periods after January 1, 2009, including the delivery and completion of a ground-up development of a 308,000 rentable square foot science park in New York City during the fourth quarter of 2010, the delivery and completion of a ground-up development of a 130,000 rentable square foot building in the San Francisco Bay market in the third quarter of 2010, the delivery and completion of a ground-up development of a 115,000 rentable square foot building in the Seattle market in the first quarter of 2010, and increases in rental rates related to renewed and/or released space.

Tenant recoveries increased by $10.3 million, or 10%, to $113.4 million for the year ended December 31, 2010, compared to $103.1 million for the year ended December 31, 2009. The increase resulted primarily from tenant recoveries from properties acquired, placed in service, or redeveloped during the periods after January 1, 2009, including the delivery and completion of a ground-up development of a 308,000 rentable square foot science park in New York City during the fourth quarter of 2010, the delivery and completion of a ground-up development of a 130,000 rentable square foot building in the San Francisco Bay market in the third quarter of 2010, and the delivery and completion of a ground-up development of a 115,000 rentable square foot building in the Seattle market in the first quarter of 2010. As of December 31, 2010 and 2009, approximately 96% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area, and other operating expenses (including increases thereto) in addition to base rent.

Other income for the year ended December 31, 2010 and 2009, of $5.2 million and $11.9 million, respectively, represents construction management fees, interest, investment income, and storage income. Other income for the year ended December 31, 2009, included a $7.2 million cash receipt related to real estate acquired in November 2007. Excluding the $7.2 million cash receipt, other income for the year ended December 31, 2010, remained consistent with other income for the year ended December 31, 2009, at approximately 1% of total revenues.

Rental operating expenses increased by $10.0 million, or 8%, to $132.3 million for the year ended December 31, 2010, compared to $122.3 million for the year ended December 31, 2009. The increase resulted primarily from rental operating expenses (primarily payroll, property taxes, and utilities) from properties acquired, placed in service, or redeveloped during the periods after January 1, 2009, including the delivery and completion of a ground-up development of a 308,000 rentable square foot science park in New York City during the fourth quarter of 2010, the delivery and completion of a ground-up development of a 130,000 rentable square foot building in the San Francisco Bay market in the third quarter of 2010, and the delivery and completion of a ground-up development of a 115,000 rentable square foot building in the Seattle market in the first quarter of 2010. The majority of the increase in rental operating expenses is recoverable from tenants.

General and administrative expenses decreased by $1.9 million, or 5%, to $34.4 million for the year ended December 31, 2010, compared to $36.3 million for the year ended December 31, 2009. The decrease resulted primarily from a decrease in stock compensation expense for the year ended December 31, 2010, compared to the year ended December 31, 2009. As a percentage of total revenues, general and administrative expenses for the year ended December 31, 2010, and the year ended December 31, 2009, remained consistent at approximately 7% to 8% of total revenues.

Interest expense decreased by $12.6 million, or 15%, to $69.6 million for the year ended December 31, 2010, compared to $82.2 million for the year ended December 31, 2009. The decrease resulted from a decrease in total indebtedness and a decrease in the weighted average interest rate on our unsecured line of credit and unsecured term loan, including the impact of our interest rate hedge agreements, partially offset by an increase in interest associated with our 8.00% Unsecured Convertible Notes, which were issued in April 2009. The weighted average interest rate on our unsecured line of credit and unsecured term loan, including the impact of our interest rate hedge agreements, decreased from approximately 4.1% as of December 31, 2009, to approximately 2.8% as of December 31, 2010. We have entered into certain interest rate hedge agreements to hedge a portion of our exposure primarily related to variable interest rates associated with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources – Principal Liquidity Needs – Interest Rate Hedge Agreements").

Depreciation and amortization increased by $8.8 million, or 7%, to $126.5 million for the year ended December 31, 2010, compared to $117.8 million for the year ended December 31, 2009. The increase resulted primarily from depreciation associated with the properties acquired, placed in service, or redeveloped during the periods after January 1, 2009, including the delivery and completion of a ground-up development of a 308,000 rentable square foot science park in New York City during the fourth quarter of 2010, the delivery and completion of a ground-up development of a 130,000 rentable square foot building in the San Francisco Bay market in the third quarter of 2010, and the delivery and completion of a ground-up development of a 115,000 rentable square foot building in the Seattle market in the first quarter of 2010.

During the year ended December 31, 2010, we recognized losses on early extinguishment of debt of approximately $45.2 million, composed of losses of approximately $2.4 million recognized in December 2010 related to the repurchase, in privately negotiated transactions, of approximately $82.8 million of our 3.70% Unsecured Convertible Notes for approximately $84.6 million in cash, and losses of approximately $41.5 million and $1.3 million recognized in June 2010 and July 2010, respectively, related to the retirement of substantially all of the $240 million aggregate principal amount of our 8.00% Unsecured Convertible Notes.

During the year ended December 31, 2009, we recognized a gain on early extinguishment of debt of approximately $11.3 million related to the repurchase, in privately negotiated transactions, of approximately $75 million of our 3.70% Unsecured Convertible Notes for approximately $59.2 million in cash.

Income from discontinued operations, net of $0.3 million for the year ended December 31, 2010, reflects the results of operations of one operating property classified as "held for sale" as of December 31, 2010, and the results of operations and gain related to the sale of one operating property during the year ended December 31, 2010. We sold one operating property located in the Seattle market that had been classified as "held for sale" as of December 31, 2009. In connection with the operating property sold during the year ended December 31, 2010, we recognized a gain of approximately $24,000. Income from discontinued operations, net of $5.8 million for the year ended December 31, 2009, reflects the results of operations of one operating property that was classified as "held for sale" as of December 31, 2010, results of operations of the property sold during the year ended December 31, 2010, and the results of operations and gain on sales of four operating properties sold during the year ended December 31, 2009. In connection with the operating properties sold during the year ended December 31, 2009, we recognized a gain of approximately $2.6 million.

During the year ended December 31, 2010, we sold land parcels in Mission Bay, San Francisco. These land parcels did not meet the criteria for discontinued operations since the parcels did not have any significant operations prior to disposition. In connection with the sales of land parcels during the year ended December 31, 2010, we recognized a gain of approximately $59.4 million.

COMPARISON OF THE YEAR ENDED DECEMBER 31, 2009, TO THE YEAR ENDED DECEMBER 31, 2008 Rental revenues increased by $24.5 million, or 7%, to $368.2 million for the year ended December 31, 2009, compared to $343.7 million for the year ended December 31, 2008. The increase resulted from rental revenue from properties placed in service or redeveloped during the periods after January 1, 2008, and increases in rental rates related to renewed and/or releasable space leased. Additionally, in 2009 and 2008, we recognized additional rental income aggregating $18.5 million and $11.3 million, respectively, primarily related to a modification of a lease for a property in South San Francisco, California.

Tenant recoveries increased by $2.8 million, or 3%, to $103.1 million for the year ended December 31, 2009, compared to $100.3 million for the year ended December 31, 2008. The increase resulted primarily from properties placed in service or redeveloped during the periods after January 1, 2008. As of December 31, 2009 and 2008, approximately 96% and 97%, respectively, of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area, and other operating expenses (including increases thereto) in addition to base rent.

Other income for the years ended December 31, 2009 and 2008, of $11.9 million and $11.2 million, respectively, represents construction management fees, interest, investment income, and storage income. Other income for the year ended December 31, 2009, also includes a $7.2 million cash payment related to real estate acquired in November 2007. Excluding this cash payment, the decrease in other income is primarily due to decreases in investment income for the year ended December 31, 2009, as compared to the year ended December 31, 2008.

Rental operating expenses increased by $8.8 million, or 8%, to $122.3 million for the year ended December 31, 2009, compared to $113.4 million for the year ended December 31, 2008. The increase resulted primarily from increases in rental operating expenses (primarily payroll, property taxes, and insurance) from properties placed in service or redeveloped during the periods after January 1, 2008. The majority of the increase in rental operating expenses was recoverable from our tenants.

General and administrative expenses increased by $1.5 million, or 4%, to $36.3 million for the year ended December 31, 2009, compared to $34.8 million for the year ended December 31, 2008. As a percentage of total revenues, general and administrative expenses for 2009 remained consistent with 2008 at approximately 8%.

Interest expense decreased by $3.1 million, or 4%, to $82.2 million for the year ended December 31, 2009, compared to $85.4 million for the year ended December 31, 2008. The decrease resulted from a decrease in LIBOR rates and a decrease in the outstanding balance on our unsecured line of credit partially offset by the issuance of our 8.00% Unsecured Convertible Notes in April 2009. The weighted average interest rate on our unsecured line of credit and unsecured term loan, including the impact of our interest rate hedge agreements, decreased from approximately 4.3% as of December 31, 2008, to approximately 4.1% as of December 31, 2009. We have entered into certain interest rate hedge agreements to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan (see "Liquidity and Capital Resources – Interest Rate Hedge Agreements").

Depreciation and amortization increased by $10.4 million, or 10%, to $117.8 million for the year ended December 31, 2009, compared to $107.4 million for the year ended December 31, 2008. The increase resulted primarily from depreciation associated with the improvements and properties placed in service or redeveloped during the periods after January 1, 2008.

During the year ended December 31, 2009, we recognized a gain on early extinguishment of debt of approximately $11.3 million related to the repurchase, in privately negotiated transactions, of approximately $75 million of our 3.70% Unsecured Convertible Notes for approximately $59.2 million in cash.

During the year ended December 31, 2008, we recognized aggregate non-cash impairment charges of $13.3 million associated with other-than-temporary declines in the value of certain investments below their carrying value.

Income from discontinued operations, net of $5.8 million for the year ended December 31, 2009, reflects the results of operations of one property that was classified as "held for sale" as of December 31, 2010, the results of operations of one operating property sold during the year ended December 31, 2010, and the results of operations and gain on sales of four operating properties sold during the year ended December 31, 2009. In connection with the operating properties sold in 2009, we recognized a gain of approximately $2.6 million. Income from discontinued operations, net of approximately $19.1 million for the year ended December 31, 2008, reflects the results of operations of one operating property that was classified as "held for sale" as of December 31, 2010, the results of operations of one operating property sold during the year ended December 31, 2010, the results of operations of four operating properties sold during the year ended December 31, 2009, and the results of operations and gain on sales of eight operating properties sold during the year ended December 31, 2008. In connection with the operating properties sold in 2008, we recognized a gain of approximately $20.4 million. We also recorded a non-cash impairment charge of $4.7 million in March 2008 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market, which was included in income from discontinued operations, net for the year ended December 31, 2008. These properties were sold later in 2008.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW We expect to continue meeting our short-term liquidity and capital requirements, generally through our working capital and net cash provided by operating activities. We believe that the net cash provided by operating activities will continue to be sufficient to enable us to make distributions necessary to continue qualifying as a REIT. We also believe that net cash provided by operating activities will be sufficient to fund recurring non-revenue enhancing capital expenditures, tenant improvements, and leasing commissions.

We expect to meet certain long-term liquidity requirements, such as for property acquisitions, development, redevelopment, and other construction projects, scheduled debt maturities, and non-recurring capital improvements, through net cash provided by operating activities, periodic asset sales, long-term secured and unsecured indebtedness, including borrowings under the unsecured line of credit and unsecured term loan, and the issuance of additional debt and/or equity securities.

We intend to continue to focus on the completion of our existing active redevelopment projects aggregating approximately 755,463 rentable square feet and our existing active development projects aggregating approximately an additional 475,818 rentable square feet. Additionally, we intend to continue with preconstruction activities for certain land parcels for future ground-up development in order to preserve and create value for these projects. These important preconstruction activities add significant value to our land for future ground-up development and are required for the ultimate vertical construction of the buildings. We also intend to be very careful and prudent with any future decisions to add new projects to our active ground-up developments. Future ground-up development projects will likely require significant pre-leasing from high-quality and/or creditworthy entities. We also intend to continue to reduce debt as a percentage of our overall capital structure over a multiyear period. During this period, we may also extend and/or refinance certain debt maturities. We expect the source of funds for construction activities and repayment of outstanding debt to be provided over several years by cash flows from operations, opportunistic sales of real estate, joint ventures, new secured or unsecured debt, and the issuance of additional equity securities, as appropriate. As of December 31, 2010, we had identified one asset as "held for sale" that has been classified in discontinued operations.

As further discussed below, our principal liquidity needs are to fund:

- normal recurring expenses;
- selective acquisitions;
- development and redevelopment costs;
- capital expenditures, including tenant improvements, and leasing costs;
- principal and interest payments due under our debt obligations, including balloon payments of principal; and
- dividend distributions needed to maintain our REIT qualification under the Internal Revenue Code.

We believe that our sources of capital for our principal liquidity needs will be satisfied by:

- cash on hand of approximately $91.2 million as of December 31, 2010;
- restricted cash of approximately $28.4 million as of December 31, 2010, to fund certain construction costs;
- cash flows generated by operating activities (for the year ended December 31, 2010, we generated approximately $219.3 million of cash flows from operating activities);
- availability under our $2.25 billion unsecured line of credit and unsecured term loan as amended in January 2011 (approximately $1.5 billion outstanding as of December 31, 2010);
- cash proceeds from new secured or unsecured financings;
- cash proceeds generated from potential asset sales including one property that was classified as "held for sale" as of December 31, 2010;
- cash proceeds from the issuance of equity or debt securities; and
- cash proceeds from joint ventures.

PRINCIPAL LIQUIDITY NEEDS

CONTRACTUAL OBLIGATIONS AND COMMITMENTS Contractual obligations as of December 31, 2010, consisted of the following (in thousands):

		Payments by Period			
	Total	2011	2012-2013	2014-2015	Thereafter
Secured notes payable[1]	$ 791,974	$ 100,812	$ 66,228	$ 238,766	$ 386,168
Unsecured line of credit[2]	748,000	–	–	748,000	–
Unsecured term loan[3]	750,000	–	750,000	–	–
Unsecured convertible notes	302,184	–	301,934	250	–
Estimated interest payments	350,300	84,499	116,614	58,827	90,360
Ground lease obligations	614,024	7,619	16,898	16,809	572,698
Other obligations	24,952	1,469	22,387[4]	308	788
Total	$3,581,434	$ 194,399	$ 1,274,061	$ 1,062,960	$ 1,050,014

(1) Amounts include noncontrolling interests' share of scheduled principal maturities of approximately $22.0 million, of which approximately $20.9 million matures in 2014. Amounts exclude unamortized discounts of approximately $1.1 million.

(2) In January 2011, we extended the maturity date of our unsecured line of credit to January 2015, assuming we exercise our sole right to extend the maturity twice by an additional six months after each exercise.

(3) Our unsecured term loan matures in October 2012, assuming we exercise our sole right to extend the maturity by one year.

(4) Includes approximately $21.1 million, representing our share of a secured note payable due in 2012 held by our unconsolidated real estate entity.

Secured notes payable as of December 31, 2010, consisted of 20 notes secured by 49 properties. Our secured notes payable require monthly payments of principal and interest and had weighted average interest rates of approximately 5.99% at December 31, 2010. Noncontrolling interests' share of secured notes payable aggregated approximately $22.0 million as of December 31, 2010. The total book value of rental properties, net, land held for future development, and construction in progress securing debt was approximately $1.3 billion at December 31, 2010. At December 31, 2010, our secured notes payable were composed of approximately $789.9 million and $1.0 million of fixed and variable rate debt, respectively.

Effective on January 28, 2011, we entered into a third amendment (the "Third Amendment") to our second amended and restated credit agreement dated October 31, 2006, as further amended on December 1, 2006, and May 2, 2007 (the "Existing Credit Agreement," and as amended by the Third Amendment, the "Amended Credit Agreement"). The Third Amendment amended the Existing Credit Agreement to, among other things, increase the maximum permitted borrowings under the credit facilities from $1.9 billion to $2.25 billion, consisting of a $1.5 billion unsecured line of credit (increased from $1.15 billion) and a $750 million unsecured term loan (together the "Unsecured Credit Facility") and provide an accordion option to increase commitments under the Unsecured Credit Facility by up to an additional $300 million. Borrowings under the Unsecured Credit Facility will bear interest at LIBOR or the specified base rate, plus in either case a margin specified in the Amended Credit Agreement (the "Applicable Margin"). The Applicable Margin for LIBOR borrowings under the revolving credit facility was initially set at 2.4%. The Applicable Margin for the LIBOR borrowings under the unsecured term loan was not amended in the Third Amendment and was 1.0% as of December 31, 2010.

Under the Third Amendment, the maturity date for the unsecured line of credit is January 2015, assuming we exercise our sole right under the amendment to extend this maturity date twice by an additional six months after each exercise. The maturity date for the $750 million unsecured term loan remained unchanged at October 2012, assuming we exercise our sole right to extend the maturity date by one year. The Third Amendment modified certain financial covenants with respect to the Unsecured Credit Facility, including the fixed charge coverage ratio, secured debt ratio, leverage ratio, and minimum book value, and added covenants relating to an unsecured leverage ratio and unsecured debt yield.

In January 2007, we completed a private offering of $460 million of our 3.70% Unsecured Convertible Notes. In December 2010, we repurchased, in privately negotiated transactions, approximately $82.8 million of certain of our 3.70% Unsecured Convertible Notes for $84.6 million in cash. In April 2009, we repurchased, in privately negotiated transactions, approximately $75 million of certain of our 3.70% Unsecured Convertible Notes. See additional information under Note 7 to our consolidated financial statements appearing elsewhere in this report regarding our ability to redeem the notes, the ability of the holders to require us to repurchase the notes, and circumstances under which the holders may convert the notes.

Estimated interest payments on our fixed rate debt and hedged variable rate debt were calculated based upon contractual interest rates, including the impact of interest rate swap agreements, interest payment dates, and scheduled maturity dates. As of December 31, 2010, approximately 63% of our debt was fixed rate debt or variable rate debt subject to interest rate hedge agreements. See additional information regarding our interest rate hedge agreements under "Liquidity and Capital Resources – Interest Rate Hedge Agreements." The remaining 37% of our debt is unhedged variable rate debt based primarily on LIBOR. Interest payments on our unhedged variable rate debt have been excluded from the contractual obligations table above because we cannot reasonably determine the future interest obligations on variable rate debt as we cannot predict the applicable variable interest rates in the future. See additional information regarding our debt under Notes 5, 6, 7, and 8 to our consolidated financial statements appearing elsewhere in this report.

Ground lease obligations as of December 31, 2010, included leases for 21 of our properties and land development parcels. These lease obligations have remaining lease terms from 22 to 95 years, excluding extension options.

In addition, as of December 31, 2010, remaining aggregate costs under contracts for the construction of properties undergoing development, redevelopment, and generic life science infrastructure improvements under the terms of leases approximated $107.5 million. We expect payments for these obligations to occur over one to three years, subject to capital planning adjustments from time to time. We are also committed to funding approximately $52.1 million for certain investments over the next six years.

ACQUISITIONS In August 2010, we announced that we had entered into definitive agreements to acquire three life science properties and other selected assets and interests of privately held Veralliance Properties, Inc. ("Veralliance"), including continuing services from Veralliance Founder and President Daniel Ryan and other key management and operational personnel. Veralliance was a San Diego-based corporate real estate solutions company focused on the acquisition, development, and management of office and life science assets in Southern California. The three life science properties, located in San Diego, California, contain an aggregate of 161,000 rentable square feet and were acquired for an aggregate purchase price of approximately $50.0 million consisting of approximately $35.2 million in cash and our assumption of two secured loans aggregating approximately $14.8 million. We completed the acquisition of one of these properties in the third quarter of 2010 and completed the acquisitions of the other two properties in the fourth quarter of 2010.

In September 2010, we purchased a life science property with approximately 48,500 rentable square feet in the Suburban Washington, D.C., market. The total purchase price was approximately $12.5 million and consisted of approximately $6.2 million in cash and our assumption of a secured loan of approximately $6.3 million. This property is fully leased to a creditworthy life science entity.

In October 2010, we acquired a life science campus in the San Diego market aggregating approximately 347,000 rentable square feet for approximately $128 million. The purchase of this life science campus included land supporting the future development of additional life science buildings aggregating approximately 420,000 rentable square feet. At the time of this acquisition, the campus was subject to a 15-month lease with Biogen Idec Inc. In December 2010, we executed a new lease for the entire 347,000 rentable square foot campus pursuant to a 20-year lease with Illumina, Inc. ("Illumina") and, pursuant to the lease, also commenced the ground-up development of a building aggregating approximately 123,000 rentable square feet on the campus. Illumina has the right to further expand the premises and lease one to three additional buildings that may be built on this campus.

In December 2010, we acquired one property in the San Diego market aggregating approximately 373,000 rentable square feet for approximately $114 million. The acquisition of this property included land supporting the future development of additional life science buildings aggregating approximately 244,000 rentable square feet. As of December 31, 2010, approximately 201,000 rentable square feet of the property's 373,000 total rentable square footage was undergoing active redevelopment. The remaining operating square footage aggregating 172,000 rentable square feet was 100% occupied.

Additionally, in December 2010, we acquired one property in the Suburban Washington, D.C., market aggregating approximately 50,000 rentable square feet for approximately $14 million.

OFF-BALANCE SHEET ARRANGEMENTS Our off-balance sheet arrangements consist of our investment in a real estate entity that is a variable interest entity for which we are not the primary beneficiary. We account for the real estate entity under the equity method. The debt held by the unconsolidated real estate entity is secured by the land parcel owned by the entity, and is non-recourse to us. See Notes 2 and 3 to our consolidated financial statements appearing elsewhere in this report.

CAPITAL EXPENDITURES, TENANT IMPROVEMENTS, AND LEASING COSTS As of December 31, 2010, we had various projects, including development, redevelopment, and preconstruction projects, as well as projects in China and India, with a historical cost basis aggregating $1.0 billion classified in construction in progress.

For the years ended December 31, 2010, 2009, and 2008, we paid property-related capital expenditures and tenant improvements related to our properties, including expenditures related to our development and redevelopment projects, aggregating approximately $415.4 million, $446.1 million, and $542.5 million, respectively. These amounts include payments for property-related capital expenditures and tenant improvements presented in the table below including non-revenue-enhancing capital expenditures and tenant improvement and leasing costs related to re-tenanted and renewal space. We expect our future property-related capital expenditures and tenant improvements related to our life science properties to be approximately in the range of capital expenditures incurred in 2010.

The following table shows the total and the five-year average per square foot property-related capital expenditures, tenant improvements, and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing, or related to properties that have undergone redevelopment) for the years ended December 31, 2010, 2009, 2008, 2007, and 2006:

	Five-Year Average	Year Ended December 31, 2010	2009	2008	2007	2006
CAPITAL EXPENDITURES [1]						
Major capital expenditures	$ 653,000	$ 379,000	$ 529,000	$ 405,000	$ 1,379,000	$ 575,000
Recurring capital expenditures	$ 920,000	$ 953,000	$ 1,405,000	$ 955,000	$ 648,000	$ 639,000
Rentable square feet in portfolio	11,396,107	12,202,231	11,740,993	11,770,769	11,476,217	9,790,326
Per rentable square foot:						
Major capital expenditures	$ 0.06	$ 0.03	$ 0.05	$ 0.03	$ 0.12	$ 0.06
Recurring capital expenditures	$ 0.08	$ 0.08	$ 0.12	$ 0.08	$ 0.06	$ 0.07
TENANT IMPROVEMENTS AND LEASING COSTS						
Re-tenanted space [2]						
Tenant improvements and leasing costs	$ 2,174,000	$ 3,097,000	$ 1,475,000	$ 3,481,000	$ 1,446,000	$ 1,370,000
Re-tenanted square feet	393,914	778,547	211,638	505,773	224,767	248,846
Per rentable square foot	$ 5.52	$ 3.98	$ 6.97	$ 6.88	$ 6.43	$ 5.51
Renewal space						
Tenant improvements and leasing costs	$ 2,431,000	$ 3,628,000	$ 3,263,000	$ 2,364,000	$ 1,942,000	$ 957,000
Renewal square feet	770,317	999,419	976,546	748,512	671,127	455,980
Per rentable square foot	$ 3.16	$ 3.63	$ 3.34	$ 3.16	$ 2.89	$ 2.10

(1) Property-related capital expenditures include all major capital and recurring capital expenditures except capital expenditures that are recoverable from tenants, revenue-enhancing capital expenditures, or costs related to the redevelopment of a property. Major capital expenditures consist of roof replacements and heavy-duty heating, ventilation, and air conditioning ("HVAC") systems that are typically identified and considered at the time a property is acquired.

(2) Excludes space that has undergone redevelopment before re-tenanting.

Capital expenditures fluctuate in any given period due to the nature, extent, and timing of improvements required and the extent to which they are recoverable from our tenants. As of December 31, 2010, approximately 93% (on a rentable square footage basis) of our leases provide for the recapture of certain capital expenditures (such as HVAC systems maintenance and/or replacement, roof replacement, and parking lot resurfacing). In addition, we maintain an active preventative maintenance program at each of our properties to minimize capital expenditures.

Tenant improvements and leasing costs also fluctuate in any given year depending upon factors such as the timing and extent of vacancies, property age, location and characteristics, the type of lease (renewal tenant or re-tenanted space), the involvement of external leasing agents, and overall competitive market conditions.

We expect our future capital expenditures, tenant improvements, and leasing costs (excluding capital expenditures and tenant improvements that are recoverable from tenants, revenue-enhancing, or related to properties that have undergone redevelopment) to be approximately in the range shown in the table immediately above.

UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN We use our unsecured line of credit and unsecured term loan to fund working capital, acquisition of properties, and construction activities. In January 2011, we entered into a Third Amendment to our Existing Credit Agreement. The Third Amendment amended the Existing Credit Agreement to, among other things, increase the maximum permitted borrowings under the credit facilities from $1.9 billion to $2.25 billion, consisting of a $1.5 billion unsecured line of credit (increased from $1.15 billion) and a $750 million unsecured term loan, and provide an accordion option to increase commitments under the Unsecured Credit Facility by up to an additional $300 million. Borrowings under the Unsecured Credit Facility will bear interest at LIBOR or the specified base rate, plus in either case a margin specified in the Amended Credit Agreement. The Applicable Margin for LIBOR borrowings under the revolving credit facility was initially set at 2.4%. The Applicable Margin for the LIBOR borrowings under the unsecured term loan was not amended in the Third Amendment and was 1.0% as of December 31, 2010.

Under the Third Amendment, the maturity date for the unsecured line of credit is January 2015, assuming we exercise our sole right under the amendment to extend this maturity date twice by an additional six months after each exercise. The maturity date for the $750 million unsecured term loan remained unchanged at October 2012, assuming we exercise our sole right to extend the maturity date by one year.

The Third Amendment also modified certain financial covenants with respect to the Unsecured Credit Facility, including the fixed charge coverage ratio, secured debt ratio, leverage ratio, minimum book value, and interest coverage ratio covenants, and added covenants relating to an unsecured leverage ratio and unsecured debt yield. Certain key financial covenant requirements and actual financial covenants as of December 31, 2010, under the Third Amendment are as follows:

Covenant	Requirement	Actual at December 31, 2010
Leverage ratio	Less than or equal to 60%	36%
Unsecured leverage ratio	Less than or equal to 60%	39%
Fixed charge coverage ratio	Greater than or equal to 1.5	2.0
Unsecured debt yield	Greater than or equal to 11%	14%
Minimum book value	Greater than or equal to the sum of $2.0 billion and 50% of the net proceeds of future equity offerings	$2.9 billion
Secured debt ratio	Less than or equal to 40%	11%

As of December 31, 2010, we had borrowings of $748 million and $750 million outstanding under our unsecured line of credit and unsecured term loan, respectively, with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 2.8%.

In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions, mergers, developments, land, and borrowings available under our unsecured line of credit and unsecured term loan for developments, land, and encumbered and unencumbered assets. As of December 31, 2010 and 2009, we were in compliance with all such covenants. Management continuously monitors the Company's compliance and projected compliance with covenants. Our current expectation is that we will continue to meet the requirements of our debt covenants in the short term and the long term. However, in the event of an economic slowdown, crisis in the credit markets, or rising cost of capital, there is no certainty that we will be able to continue to satisfy all of the covenant requirements. Additionally, we may be required to reduce our outstanding borrowings under our credit facility in order to maintain compliance with one or more covenants.

For a full description of the terms and conditions under the Existing Credit Agreement, refer to the second amended and restated credit agreement dated as of October 31, 2006, filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on March 1, 2007, the first amendment thereto filed as an exhibit to the Company's annual report on Form 10-K filed with the SEC on March 1, 2007, and the second amendment thereto filed as an exhibit to the Company's quarterly report on Form 10-Q filed with the SEC on August 9, 2007. A full description of the covenants related to our Third Amendment appears as an exhibit to the Company's annual report on Form 10-K filed with the SEC on March 1, 2011.

As of December 31, 2010, we had approximately 50 lenders providing commitments under our $1.9 billion Existing Credit Agreement. During 2010, all lenders under our unsecured line of credit and unsecured term loan funded all borrowings requested under these agreements. In the future, if one or more such lenders fail to fund a borrowing request, we may not be able to borrow funds necessary for working capital, construction activities, dividend payments, debt repayment, monthly debt service, and other recurring capital requirements. The failure of one or more lenders to fund their share of a borrowing request may have a material impact on our consolidated financial statements.

INTEREST RATE HEDGE AGREEMENTS We utilize interest rate hedge agreements, including interest rate swap and cap agreements, to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. These agreements involve an exchange of fixed and floating rate interest payments without the exchange of the underlying principal amount (the "notional amount"). Interest received under all of our interest rate hedge agreements is based on the one-month LIBOR rate. The net difference between the interest paid and the interest received is reflected as an adjustment to interest expense.

The following table summarizes our interest rate swap agreements as of December 31, 2010 (dollars in thousands):

Transaction Date	Effective Date	Termination Date	Interest Pay Rate	Notional Amount	Effective at December 31, 2010	Fair Value
December 2006	December 29, 2006	March 31, 2014	4.990%	$ 50,000	$ 50,000	$ (5,908)
October 2007	October 31, 2007	September 30, 2012	4.546	50,000	50,000	(3,448)
October 2007	October 31, 2007	September 30, 2013	4.642	50,000	50,000	(4,884)
October 2007	July 1, 2008	March 31, 2013	4.622	25,000	25,000	(2,124)
October 2007	July 1, 2008	March 31, 2013	4.625	25,000	25,000	(2,126)
October 2008	September 30, 2009	January 31, 2011	3.119	100,000	100,000	(246)
December 2006	November 30, 2009	March 31, 2014	5.015	75,000	75,000	(8,925)
December 2006	November 30, 2009	March 31, 2014	5.023	75,000	75,000	(8,942)
December 2006	December 31, 2010	October 31, 2012	5.015	100,000	100,000	(8,042)
Total					$ 550,000	$ (44,645)

We have entered into master derivative agreements with each counterparty. These master derivative agreements (all of which are adapted from the standard International Swaps & Derivatives Association, Inc., form) define certain terms between the Company and each counterparty to address and minimize certain risks associated with our interest rate hedge agreements. In order to limit our risk of non-performance by an individual counterparty under our interest rate hedge agreements, our interest rate hedge agreements are spread among various counterparties. As of December 31, 2010, the largest aggregate notional amount with an individual counterparty was $175 million. If one or more of our counterparties fail to perform under our interest rate hedge agreements, we may incur higher costs associated with our variable rate LIBOR-based debt than the interest costs we originally anticipated.

As of December 31, 2010, our interest rate hedge agreements were classified in accounts payable, accrued expenses, and tenant security deposits based upon their respective fair value aggregating a liability balance of approximately $44.6 million with the offsetting adjustment reflected as unrealized losses in accumulated other comprehensive loss in total equity. Balances in accumulated other comprehensive loss are recognized in the period during which the forecasted hedge transactions affect earnings. We have not posted any collateral related to our interest rate hedge agreements. For the years ended December 31, 2010, 2009, and 2008, approximately $30.6 million, $38.9 million, and $15.4 million, respectively, was reclassified from accumulated other comprehensive income to interest expense as an increase to interest expense. During the next 12 months, we expect to reclassify approximately $20.8 million from accumulated other comprehensive loss to interest expense as an increase to interest expense.

SECURED NOTES PAYABLE As of December 31, 2010, we had aggregate secured notes payable of approximately $790.9 million. If we are unable to refinance, extend principal payments due at maturity, or pay principal maturities with proceeds from other capital sources, then our cash flows may be insufficient to pay dividends to our stockholders and to repay debt upon maturity. Furthermore, even if we are able to refinance debt prior to maturity, the interest rate, loan to value, and other key loan terms may be less favorable than existing loan terms. Less favorable loan terms, assuming we are able to refinance our secured notes payable, may result in higher interest costs, additional required capital as a result of lower proceeds or lower loan to value upon refinancing, or new or more restrictive covenants or loan terms.

DIVIDENDS We are required to distribute 90% of our REIT taxable income on an annual basis in order to continue to qualify as a REIT for federal income tax purposes. Accordingly, we intend to make, but are not contractually bound to make, regular quarterly distributions to preferred and common stockholders from cash flow from operating activities. All such distributions are at the discretion of our Board of Directors. We may be required to use borrowings under our unsecured line of credit, if necessary, to meet REIT distribution requirements and maintain our REIT status. We consider market factors and our performance in addition to REIT requirements in determining distribution levels. During the year ended December 31, 2010, we paid dividends on our common stock aggregating approximately $67.9 million. Also, during the year ended December 31, 2010, we paid dividends on our 8.375% series C cumulative redeemable preferred stock ("Series C Preferred Stock") and 7.00% series D cumulative convertible preferred stock ("Series D Convertible Preferred Stock") aggregating approximately $10.9 million and $17.5 million, respectively.

SOURCES OF CAPITAL

CASH AND CASH EQUIVALENTS As of December 31, 2010, we had approximately $91.2 million of cash and cash equivalents.

RESTRICTED CASH Restricted cash consisted of the following (in thousands):

December 31,	2010	2009
Funds held in trust under the terms of certain secured notes payable	$ 20,035	$ 19,340
Funds held in escrow related to construction projects	5,902	24,054
Other restricted funds	2,417	3,897
Total	$ 28,354	$ 47,291

The funds held in escrow related to construction projects will be used to pay for certain construction costs.

CASH FLOWS Net cash provided by operating activities for the year ended December 31, 2010, increased by $8.3 million to $219.3 million, compared to $211.0 million for the year ended December 31, 2009. The increase resulted primarily from an increase in cash flows from overall changes in operating assets and liabilities. Cash flows from operations are primarily dependent upon the occupancy level of our portfolio, the net effective rental rates achieved on our leases, the collectability of rent and operating escalations and recoveries from our tenants, and the level of operating and other costs. We believe our cash flows from operating activities provide a stable source of cash to fund operating expenses. In addition, as of December 31, 2010, approximately 96% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area, and other operating expenses (including increases thereto) in addition to base rent.

We are largely dependent on the life science industry for revenues due under lease agreements. Our business could be adversely affected if the life science industry is impacted by the current economic downturn and financial and banking crisis or if the life science industry migrates from the United States to other countries. Our tenants may not be able to pay amounts due under their lease agreements if they are unsuccessful in discovering, developing, making, or selling their products or technologies.

The bankruptcy or insolvency of a major tenant may also adversely affect the income produced by a property. If any of our tenants becomes a debtor in a case under the United States Bankruptcy Code, the bankruptcy court must approve any eviction. The bankruptcy court may authorize the tenant to reject and terminate its lease with us. Our claim against such a tenant for unpaid future rent would be subject to a statutory limitation that might be substantially less than the remaining rent actually owed to us under the tenant's lease. Any shortfall in rent payments could adversely affect our cash flow and our ability to make distributions to our stockholders.

Net cash used in investing activities for the year ended December 31, 2010, was $436.7 million, compared to $409.9 million for the year ended December 31, 2009. The increase in net cash used in investing activities reflects an increase in property acquisition activities offset by higher amounts of proceeds from sales of properties and a slight decrease in additions to properties during the year ended December 31, 2010, as compared to the year ended December 31, 2009.

Net cash provided by financing activities for the year ended December 31, 2010, increased by $39.6 million to $237.9 million, compared to $198.4 million for the year ended December 31, 2009. For the year ended December 31, 2010, proceeds from the issuance of common stock and borrowings from our unsecured line of credit of approximately $1.2 billion was partially offset by principal reductions of secured notes payable and our unsecured line of credit, repurchase of certain of our 3.70% Unsecured Convertible Notes, the retirement of substantially all of our 8.00% Unsecured Convertible Notes, changes in restricted cash related to financings, and deferred financing costs paid, totaling approximately $859.9 million. Additionally, for the year ended December 31, 2010, we paid dividends on our common and preferred stock of approximately $96.2 million. For the year ended December 31, 2009, proceeds from the issuance of common stock, the issuance of our 8.00% Unsecured Convertible Notes, borrowings from secured notes payable and from our unsecured line of credit, and changes in restricted cash related to financings of approximately $1.5 billion were partially offset by the repurchase of certain of our 3.70% Unsecured Convertible Notes, principal reductions of secured notes payable and our unsecured line of credit, changes in restricted cash related to financings, and deferred financing costs paid totaling approximately $1.2 billion. Additionally, for the year ended December 31, 2009, we paid dividends on our common and preferred stock of approximately $115.0 million.

UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN We use our unsecured line of credit and unsecured term loan to fund working capital, the acquisition of properties, and construction activities. Our $2.25 billion unsecured credit facility, as amended in January 2011, consists of a $1.5 billion unsecured line of credit and a $750 million unsecured term loan. We may in the future elect to increase commitments under our unsecured credit facilities by up to an additional $300 million. As of December 31, 2010, we had borrowings of $748 million and $750 million outstanding under our unsecured line of credit and unsecured term loan, respectively, with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 2.8%.

PROPERTY DISPOSITIONS During the year ended December 31, 2010, we sold one property at an aggregate contract price of approximately $11.8 million. As of December 31, 2010, we had one property classified as "held for sale."

In November 2010, we completed sales of land parcels in Mission Bay, San Francisco, for an aggregate sales price of approximately $278 million at a gain of approximately $59 million. The sales of the land parcels resulted in a reduction of our preconstruction square footage by approximately 2.0 million square feet in the Mission Bay, San Francisco, submarket. The cash proceeds from these sales were used to repay outstanding borrowings under our unsecured line of credit.

During the year ended December 31, 2009, we sold four properties at an aggregate contract price of approximately $20.9 million.

OTHER RESOURCES AND LIQUIDITY REQUIREMENTS Under our current shelf registration statement filed with the Securities and Exchange Commission, we may offer common stock, preferred stock, debt, and other securities. These securities may be issued from time to time at our discretion based on our needs and market conditions.

In September 2010, we sold 5,175,000 shares of our common stock in a follow-on offering (including 675,000 shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $69.25 per share, resulting in aggregate proceeds of approximately $342.3 million (after deducting underwriters' discounts and other offering costs).

In September 2009, we sold 4,600,000 shares of our common stock in a follow-on offering (including shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $53.25 per share, resulting in aggregate proceeds of approximately $233.5 million (after deducting underwriters' discounts and other offering costs).

In April 2009, we completed a private offering of $240 million of our 8.00% Unsecured Convertible Notes. In June 2010, we completed an exchange of approximately $232.7 million of our 8.00% Unsecured Convertible Notes. In July 2010, we repurchased, in a privately negotiated transaction, an additional $7.1 million of our 8.00% Unsecured Convertible Notes. As of December 31, 2010, approximately $250,000 principal amount of our 8.00% Unsecured Convertible Notes remained outstanding.

In March 2009, we sold 7,000,000 shares of our common stock in a follow-on offering. The shares were issued at a price of $38.25 per share, resulting in aggregate proceeds of approximately $254.6 million (after deducting underwriters' discounts and other offering costs).

We hold interests, together with certain third parties, in companies that we consolidate in our financial statements. These third parties may contribute equity into these entities primarily related to their share of funds for construction and financing related activities.

EXPOSURE TO ENVIRONMENTAL LIABILITIES The Phase I environmental assessments of our properties have not revealed any environmental liabilities that we believe would have a material adverse effect on our financial condition or results of operations taken as a whole, nor are we aware of any material environmental liabilities that have occurred since the Phase I environmental assessments were completed. In addition, we carry a policy of pollution legal liability insurance covering exposure to certain environmental losses at substantially all of our properties.

INFLATION As of December 31, 2010, approximately 96% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes and insurance, common area, and other operating expenses (including increases thereto) in addition to base rent. Approximately 91% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed (generally ranging from 3.0% to 3.5%) or indexed based on the consumer price index or another index. Accordingly, we do not believe that our earnings or cash flow from real estate operations are subject to any significant risk from inflation. An increase in inflation, however, could result in an increase in the cost of our variable rate borrowings, including borrowings related to our unsecured line of credit and unsecured term loan.

FUNDS FROM OPERATIONS

GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes that real estate values diminish over time. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of NAREIT established the measurement tool of FFO. Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. We believe that FFO is helpful to investors as an additional measure of the performance of an equity REIT. We compute FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper (the "White Paper") and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Although FFO is a relevant and widely used measure of operating performance for REITs, it should not be considered to be an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions (see "Liquidity and Capital Resources – Principal Liquidity Needs – Cash Flows" for information regarding these measures of cash flow).

The following table presents a reconciliation of net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders, the most directly comparable GAAP financial measure to FFO, to FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders (in thousands):

Year Ended December 31,	2010	2009	2008
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 105,941	$ 104,974	$ 90,746
Add:			
Depreciation and amortization (1)	126,640	118,508	108,743
Net income attributable to noncontrolling interests	3,729	7,047	3,799
Net income attributable to unvested restricted stock awards	995	1,270	1,327
Subtract:			
Gain on sales of property (2)	(59,466)	(2,627)	(20,401)
FFO attributable to noncontrolling interests	(4,226)	(3,843)	(4,108)
FFO attributable to unvested restricted stock awards	(1,608)	(2,694)	(2,596)
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	172,005	222,635	177,519
Effect of dilutive securities and assumed conversion:			
Assumed conversion of 8.00% Unsecured Convertible Notes	7,781	11,943	–
Amounts attributable to unvested restricted stock awards	(22)	118	9
FFO attributable to Alexandria Real Estate Equities, Inc.'s common stockholders assuming effect of dilutive securities and assumed conversion	$ 179,764	$ 234,696	$ 177,519

(1) Includes depreciation and amortization classified in discontinued operations related to assets "held for sale" (for the periods prior to when such assets were designated as "held for sale").

(2) Gain on sales of property relates to land parcels and one operating property sold during 2010, four operating properties sold during 2009, and eight operating properties sold during 2008.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the exposure to loss resulting from changes in interest rates, equity prices, and foreign currency exchange rates.

INTEREST RATE RISK The primary market risk to which we believe we are exposed is interest rate risk, which may result from many factors, including government monetary and tax policies, domestic and international economic and political considerations, and other factors that are beyond our control.

In order to modify and manage the interest rate characteristics of our outstanding debt and to limit the effects of interest rate risks on our operations, we may utilize a variety of financial instruments, including interest rate swaps, caps, floors, and other interest rate exchange contracts. The use of these types of instruments to hedge a portion of our exposure to changes in interest rates carries additional risks, such as counterparty credit risk and the legal enforceability of hedging contracts.

Our future earnings and fair values relating to financial instruments are primarily dependent upon prevalent market rates of interest, such as LIBOR. However, our interest rate hedge agreements are intended to reduce the effects of interest rate changes. Based on interest rates at, and our interest rate hedge agreements in effect on, December 31, 2010 and 2009, we estimate that a 1% increase in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate hedge agreements, would decrease annual future earnings by approximately $5.4 million and $2.4 million, respectively. We further estimate that a 1% decrease in interest rates on our variable rate debt, including our unsecured line of credit and unsecured term loan, after considering the effect of our interest rate hedge agreements in effect on December 31, 2010 and 2009, would increase annual future earnings by approximately $5.4 million and $2.4 million, respectively. A 1% increase in interest rates on our secured debt, unsecured convertible notes, and interest rate hedge agreements would decrease their aggregate fair values by approximately $49.5 million and $67.8 million at December 31, 2010 and 2009, respectively. A 1% decrease in interest rates on our secured debt, unsecured convertible notes, and interest rate hedge agreements would increase their aggregate fair values by approximately $44.4 million and $57.5 million at December 31, 2010 and 2009, respectively.

These amounts were determined by considering the impact of the hypothetical interest rates on our borrowing cost and our interest rate hedge agreements in effect on December 31, 2010 and 2009. These analyses do not consider the effects of the reduced level of overall economic activity that could exist in such an environment. Further, in the event of a change of such magnitude, we would consider taking actions to further mitigate our exposure to the change. However, because of the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our capital structure.

EQUITY PRICE RISK We have exposure to equity price market risk because of our equity investments in certain publicly traded companies and privately held entities. We classify investments in publicly traded companies as "available for sale" and, consequently, record them on our consolidated balance sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive income or loss. Investments in privately held entities are generally accounted for under the cost method because we do not influence any of the operating or financial policies of the entities in which we invest. For all investments, we recognize other-than-temporary declines in value against earnings in the same period the decline in value was deemed to have occurred. There is no assurance that future declines in value will not have a material adverse impact on our future results of operations. By way of example, a 10% decrease in the fair value of our equity investments as of December 31, 2010 and 2009, would decrease their fair value by approximately $8.4 million and $7.3 million, respectively.

FOREIGN CURRENCY EXCHANGE RATE RISK We have exposure to foreign currency exchange rate risk related to our subsidiaries operating in Canada and Asia. The functional currencies of our foreign subsidiaries are the respective local currencies. Gains or losses resulting from the translation of our foreign subsidiaries' balance sheets and income statements are included in accumulated other comprehensive income as a separate component of total equity. Gains or losses will be reflected in our income statement when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment. Based on our current operating assets outside the United States as of December 31, 2010, we estimate that a 10% increase in foreign currency rates relative to the United States dollar would increase annual future earnings by approximately $0.6 million. We further estimate that a 10% decrease in foreign currency rates relative to the United States dollar would decrease annual future earnings by approximately $0.6 million. This sensitivity analysis assumes a parallel shift of all foreign currency exchange rates with respect to the United States dollar; however, foreign currency exchange rates do not always move in such a manner and actual results may differ materially.

PERFORMANCE GRAPH

Alexandria Real Estate Equities, Inc.

The following performance graph compares the cumulative total return on our common stock over the five-year period ending December 31, 2010, to the cumulative total return of the Russell 2000 Index, the Equity REIT Index prepared by the FTSE and the National Association of Real Estate Investment Trusts ("NAREIT"), and the S&P 500 Index. The graph assumes that $100 was invested on December 31, 2005, in our common stock, the Russell 2000 Index, the FTSE NAREIT Equity REIT Index, and the S&P 500 Index, and that all dividends were reinvested. The returns shown on the graph are not necessarily indicative of future performance.


PERFORMANCE GRAPH
IN DOLLARS
ALEXANDRIA REAL ESTATE EQUITIES, INC.
RUSSELL 2000 INDEX
FTSE NAREIT EQUITY REIT INDEX
S&P 500 INDEX
160
140
120
100
80
60
2005
2006
2007
2008
2009
2010

December 31,	2005	2006	2007	2008	2009	2010
Alexandria Real Estate Equities, Inc.	$100.00	$ 128.54	$ 134.23	$ 82.69	$ 92.12	$ 107.28
Russell 2000 Index	$100.00	$ 118.37	$ 116.51	$ 77.15	$ 98.11	$ 124.46
FTSE NAREIT Equity REIT Index	$100.00	$ 135.06	$ 113.87	$ 70.91	$ 90.76	$ 116.12
S&P 500 Index	$100.00	$ 115.80	$ 122.16	$ 76.96	$ 97.33	$ 111.99

Source: Research Data Group

The performance graph shall not be deemed to be "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall the information in the graph be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into a filing.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Alexandria Real Estate Equities, Inc.

The management of Alexandria Real Estate Equities, Inc. and its subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, and is a process designed by, or under the supervision of, the Company's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO") and effected by the Company's Board of Directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with GAAP. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are being made only in accordance with the authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2010. In making its assessment, management has utilized the criteria set forth by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission in "Internal Control – Integrated Framework." Management concluded that based on its assessment, the Company's internal control over financial reporting was effective as of December 31, 2010. The effectiveness of our internal control over financial reporting as of December 31, 2010, has been audited by Ernst & Young LLP, an independent registered accounting firm, as stated in their report, which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Alexandria Real Estate Equities, Inc.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC.

We have audited Alexandria Real Estate Equities, Inc.'s (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). The Company's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in management's annual report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the accompanying consolidated balance sheets of the Company as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2010 of the Company and our report dated March 1, 2011 expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
March 1, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Alexandria Real Estate Equities, Inc.

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF ALEXANDRIA REAL ESTATE EQUITIES, INC.

We have audited the accompanying consolidated balance sheets of Alexandria Real Estate Equities, Inc. (the "Company") as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in stockholders' equity and noncontrolling interests, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alexandria Real Estate Equities, Inc. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 1, 2011, expressed an unqualified opinion thereon.

Ernst & Young LLP

Los Angeles, California
March 1, 2011

CONSOLIDATED BALANCE SHEETS

Alexandria Real Estate Equities, Inc.

December 31, (Dollars in thousands, except per share information)	2010	2009
ASSETS		
Investments in real estate:		
Rental properties	$ 4,546,769	$ 3,903,955
Less: accumulated depreciation	(616,007)	(520,647)
Rental properties, net	3,930,762	3,383,308
Land held for future development	431,838	255,025
Construction in progress	1,045,536	1,400,795
Investment in unconsolidated real estate entity	36,678	–
Investments in real estate, net	5,444,814	5,039,128
Cash and cash equivalents	91,232	70,628
Restricted cash	28,354	47,291
Tenant receivables	5,492	3,902
Deferred rent	116,849	96,700
Investments	83,899	72,882
Other assets	135,221	126,696
Total assets	$ 5,905,861	$ 5,457,227
LIABILITIES, NONCONTROLLING INTERESTS, AND EQUITY		
Secured notes payable	$ 790,869	$ 937,017
Unsecured line of credit and unsecured term loan	1,498,000	1,226,000
Unsecured convertible notes	295,293	583,929
Accounts payable, accrued expenses, and tenant security deposits	304,257	282,516
Dividends payable	31,114	21,686
Total liabilities	2,919,533	3,051,148
Commitments and contingencies		
Redeemable noncontrolling interests	15,920	41,441
Alexandria Real Estate Equities, Inc.'s stockholders' equity:		
8.375% Series C cumulative redeemable preferred stock, $0.01 par value per share, 5,750,000 shares authorized; 5,185,500 shares issued and outstanding at December 31, 2010 and 2009; $25 liquidation value per share	129,638	129,638
7.00% Series D cumulative convertible preferred stock, $0.01 par value per share, 10,000,000 shares authorized; 10,000,000 issued and outstanding at December 31, 2010 and 2009; $25 liquidation value per share	250,000	250,000
Common stock, $0.01 par value per share, 100,000,000 shares authorized; 54,966,925 and 43,846,050 issued and outstanding at December 31, 2010 and 2009, respectively	550	438
Additional paid-in capital	2,566,238	1,977,062
Retained earnings	734	–
Accumulated other comprehensive loss	(18,335)	(33,730)
Total Alexandria Real Estate Equities, Inc.'s stockholders' equity	2,928,825	2,323,408
Noncontrolling interests	41,583	41,230
Total equity	2,970,408	2,364,638
Total liabilities, noncontrolling interests, and equity	$ 5,905,861	$ 5,457,227

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF INCOME

Alexandria Real Estate Equities, Inc.

Year Ended December 31, (Dollars in thousands, except per share information)	2010	2009	2008
REVENUES			
Rental	$ 368,666	$ 368,230	$ 343,742
Tenant recoveries	113,424	103,088	100,255
Other income	5,213	11,854	11,237
Total revenues	487,303	483,172	455,234
EXPENSES			
Rental operations	132,278	122,281	113,434
General and administrative	34,390	36,299	34,794
Interest	69,642	82,249	85,366
Depreciation and amortization	126,539	117,775	107,358
Non-cash impairment on investments	–	–	13,251
Total expenses	362,849	358,604	354,203
Income from continuing operations before (loss) gain on early extinguishment of debt	124,454	124,568	101,031
(Loss) gain on early extinguishment of debt	(45,168)	11,254	–
Income from continuing operations	79,286	135,822	101,031
Income from discontinued operations before gain/loss on sales of real estate	270	3,199	3,315
Gain/loss on sales of real estate	24	2,627	15,751
Income from discontinued operations, net	294	5,826	19,066
Gain on sales of land parcels	59,442	–	–
Net income	139,022	141,648	120,097
Net income attributable to noncontrolling interests	3,729	7,047	3,799
Dividends on preferred stock	28,357	28,357	24,225
Net income attributable to unvested restricted stock awards	995	1,270	1,327
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 105,941	$ 104,974	$ 90,746
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic			
Continuing operations	$ 2.18	$ 2.57	$ 2.27
Discontinued operations, net	0.01	0.15	0.60
Earnings per share – basic	$ 2.19	$ 2.72	$ 2.87
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted			
Continuing operations	$ 2.18	$ 2.57	$ 2.27
Discontinued operations, net	0.01	0.15	0.59
Earnings per share – diluted	$ 2.19	$ 2.72	$ 2.86

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND NONCONTROLLING INTERESTS

Alexandria Real Estate Equities, Inc.

	Alexandria Real Estate Equities, Inc.'s Stockholders' Equity				
(Dollars in thousands)	Series C Preferred Stock	Series D Convertible Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-In Capital
BALANCE AT DECEMBER 31, 2007	$ 129,638	$ –	31,603,344	$ 316	$ 1,402,190
Net income	–	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–	–
Unrealized loss on interest rate hedge agreements	–	–	–	–	–
Foreign currency translation	–	–	–	–	–
Comprehensive income					
Comprehensive income attributable to noncontrolling interests					
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.					
Contributions by noncontrolling interests	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–
Redemptions of noncontrolling interests	–	–	–	–	–
Issuance of Series D Convertible Preferred Stock	–	250,000	–	–	(7,814)
Issuances pursuant to stock plan	–	–	295,693	3	23,124
Dividends declared on preferred stock	–	–	–	–	–
Dividends declared on common stock	–	–	–	–	(10,206)
BALANCE AT DECEMBER 31, 2008	$ 129,638	$ 250,000	31,899,037	$ 319	$ 1,407,294
Net income	–	–	–	–	–
Unrealized gain on marketable securities	–	–	–	–	–
Unrealized gain (loss) on interest rate hedge agreements	–	–	–	–	–
Foreign currency translation	–	–	–	–	–
Comprehensive income					
Comprehensive income attributable to noncontrolling interests					
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.					
Contributions by noncontrolling interests	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–
Redemptions of noncontrolling interests	–	–	–	–	–
Issuance of common stock, net of offering costs	–	–	11,600,000	116	488,047
Issuances pursuant to stock plan	–	–	347,013	3	25,786
Equity component related to issuance of 8.00% unsecured convertible notes (see Note 7)	–	–	–	–	26,216
Equity component related to repurchase of unsecured convertible notes (see Note 7)	–	–	–	–	(292)
Dividends declared on preferred stock	–	–	–	–	–
Dividends declared on common stock	–	–	–	–	–
Earnings in excess of distributions	–	–	–	–	30,011
BALANCE AT DECEMBER 31, 2009	$ 129,638	$ 250,000	43,846,050	$ 438	$ 1,977,062

The accompanying notes are an integral part of these consolidated financial statements

Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests	Comprehensive Income
$ –	$ 8,075	$ 40,182	$ 1,580,401	$ 35,342	
116,298	–	2,416	118,714	1,383	$ 120,097
–	(16,910)	–	(16,910)	–	(16,910)
–	(53,623)	–	(53,623)	–	(53,623)
–	(24,783)	14	(24,769)	–	(24,769)
					24,795
					3,813
					$ 20,982
–	–	1,106	1,106	–	
–	–	(2,628)	(2,628)	(1,480)	
–	–	–	–	(1,282)	
–	–	–	242,186	–	
–	–	–	23,127	–	
(24,225)	–	–	(24,225)	–	
(92,073)	–	–	(102,279)	–	
$ –	$ (87,241)	$ 41,090	$ 1,741,100	$ 33,963	
134,601	–	2,299	136,900	4,748	$ 141,648
–	1,620	–	1,620	–	1,620
–	30,499	–	30,499	(80)	30,419
–	21,392	(9)	21,383	–	21,383
					195,070
					6,958
					$ 188,112
–	–	300	300	5,255	
–	–	(2,450)	(2,450)	(1,393)	
–	–	–	–	(1,052)	
–	–	–	488,163	–	
–	–	–	25,789	–	
–	–	–	26,216	–	
–	–	–	(292)	–	
(28,357)	–	–	(28,357)	–	
(76,233)	–	–	(76,233)	–	
(30,011)	–	–	–	–	
$ –	$ (33,730)	$ 41,230	$ 2,364,638	$ 41,441	

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND NONCONTROLLING INTERESTS (CONTINUED)

Alexandria Real Estate Equities, Inc.

	Alexandria Real Estate Equities, Inc.'s Stockholders' Equity				
(Dollars in thousands)	Series C Preferred Stock	Series D Convertible Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-In Capital
BALANCE AT DECEMBER 31, 2009 (CONTINUED)	$ 129,638	$ 250,000	43,846,050	$ 438	$ 1,977,062
Net income	–	–	–	–	–
Unrealized loss on marketable securities	–	–	–	–	–
Unrealized gain on interest rate hedge agreements	–	–	–	–	–
Foreign currency translation	–	–	–	–	–
Comprehensive income					
Comprehensive income attributable to noncontrolling interests					
Comprehensive income attributable to Alexandria Real Estate Equities, Inc.					
Contributions by noncontrolling interests	–	–	–	–	–
Distributions to noncontrolling interests	–	–	–	–	–
Redemptions of redeemable noncontrolling interests	–	–	–	–	(179)
Deconsolidation of investment in real estate entity (see Note 3)	–	–	–	–	–
Exchange of 8.00% unsecured convertible notes (see Note 7)	–	–	5,620,256	56	203,051
Equity component related to repurchase of unsecured convertible notes (see Note 7)	–	–	–	–	(6,951)
Issuance of common stock, net of offering costs	–	–	5,175,000	52	342,290
Issuances pursuant to stock plan	–	–	325,619	4	22,065
Dividends declared on preferred stock	–	–	–	–	–
Dividends declared on common stock	–	–	–	–	–
Earnings in excess of distributions	–	–	–	–	28,900
BALANCE AT DECEMBER 31, 2010	$ 129,638	$ 250,000	54,966,925	$ 550	$ 2,566,238

The accompanying notes are an integral part of these consolidated financial statements

Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total Equity	Redeemable Noncontrolling Interests	Comprehensive Income
$ –	$ (33,730)	$ 41,230	$ 2,364,638	$ 41,441	
135,293	–	2,501	137,794	1,228	$ 139,022
–	(1,123)	–	(1,123)	–	(1,123)
–	5,236	–	5,236	80	5,316
–	11,282	24	11,306	–	11,306
					154,521
					3,833
					$ 150,688
–	–	723	723	674	
–	–	(2,895)	(2,895)	(1,331)	
–	–	–	(179)	(2,167)	
–	–	–	–	(24,005)	
–	–	–	203,107	–	
–	–	–	(6,951)	–	
–	–	–	342,342	–	
–	–	–	22,069	–	
(28,357)	–	–	(28,357)	–	
(77,302)	–	–	(77,302)	–	
(28,900)	–	–	–	–	
$ 734	$ (18,335)	$ 41,583	$ 2,970,408	$ 15,920	

CONSOLIDATED STATEMENTS OF CASH FLOWS

Alexandria Real Estate Equities, Inc.

Year Ended December 31, (In thousands)	2010	2009	2008
OPERATING ACTIVITIES			
Net income	$ 139,022	$ 141,648	$ 120,097
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	126,640	118,508	108,743
Loss (gain) on early extinguishment of debt	45,168	(11,254)	–
Amortization of loan fees and costs	7,892	7,958	6,774
Amortization of debt premiums/discounts	9,999	10,788	7,973
Amortization of acquired above and below market leases	(7,868)	(9,448)	(9,509)
Deferred rent	(22,832)	(14,379)	(12,273)
Stock compensation expense	10,816	14,051	13,677
Equity in (income) loss related to investments	(48)	(39)	173
Gain on sales of investments	(2,302)	(3,442)	(8,841)
Loss on sales of investments	722	1,342	663
Gain on sales of land parcels	(59,442)	–	–
Gain/loss on sales of real estate	(24)	(2,627)	(15,751)
Non-cash impairment on investments	–	–	13,251
Changes in operating assets and liabilities:			
Restricted cash	1,679	(1,732)	5,644
Tenant receivables	(1,339)	2,551	306
Other assets	(39,598)	(23,649)	(20,479)
Accounts payable, accrued expenses, and tenant security deposits	10,861	(19,241)	46,752
Net cash provided by operating activities	219,346	211,035	257,200
INVESTING ACTIVITIES			
Additions to properties	(415,394)	(446,127)	(542,460)
Purchase of properties	(301,709)	–	(7,915)
Proceeds from sales of properties	275,979	18,021	80,909
Change in restricted cash related to construction projects	18,152	25,445	(25,772)
Contributions to unconsolidated real estate entity	(3,016)	–	–
Transfer of cash to unconsolidated real estate entity upon deconsolidation	(154)	–	–
Additions to investments	(15,226)	(12,895)	(13,006)
Proceeds from investments	4,714	5,633	13,311
Net cash used in investing activities	$ (436,654)	$ (409,923)	$ (494,933)

The accompanying notes are an integral part of these consolidated financial statements

Year Ended December 31, (In thousands)	2010	2009	2008
FINANCING ACTIVITIES			
Proceeds from secured notes payable	$ –	$ 121,960	$ 13,007
Principal reductions of secured notes payable	(129,938)	(266,875)	(143,477)
Principal borrowings from unsecured line of credit and term loan	854,000	696,000	1,086,000
Repayments of borrowings from unsecured line of credit	(582,000)	(895,000)	(776,000)
Proceeds from issuance of unsecured convertible notes	–	232,950	–
Payment on exchange of 8.00% Unsecured Convertible Notes	(43,528)	–	–
Repurchase of unsecured convertible notes	(97,309)	(59,204)	–
Change in restricted cash related to financings	(1,853)	(3,222)	4,257
Deferred financing costs paid	(5,273)	(5,085)	(1,363)
Proceeds from issuance of common stock	342,342	488,163	–
Proceeds from issuance of Series D Convertible Preferred Stock	–	–	242,186
Proceeds from exercise of stock options	2,877	3,017	2,509
Dividends paid on common stock	(67,874)	(86,652)	(101,393)
Dividends paid on preferred stock	(28,357)	(28,357)	(20,578)
Contributions by redeemable noncontrolling interests	674	5,255	–
Distributions to redeemable noncontrolling interests	(1,331)	(1,393)	(1,480)
Redemption of redeemable noncontrolling interests	(2,346)	(1,052)	(1,282)
Contributions by noncontrolling interests	723	300	1,106
Distributions to noncontrolling interests	(2,895)	(2,450)	(2,628)
Net cash provided by financing activities	237,912	198,355	300,864
Net increase (decrease) in cash and cash equivalents	20,604	(533)	63,131
Cash and cash equivalents at beginning of period	70,628	71,161	8,030
Cash and cash equivalents at end of period	$ 91,232	$ 70,628	$ 71,161
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest, net of interest capitalized	$ 57,198	$ 63,247	$ 73,910

The accompanying notes are an integral part of these consolidated financial statements

01

NOTE 1. BACKGROUND

References to the "Company," "we," "our," and "us" refer to Alexandria Real Estate Equities, Inc. and its subsidiaries.

Alexandria Real Estate Equities, Inc., Landlord of Choice to the Life Science Industry®, is the largest owner and preeminent real estate investment trust ("REIT") focused principally on cluster development through the ownership, operation, management, selective acquisition, development, and redevelopment of properties containing life science laboratory space. We are the leading provider of high-quality, environmentally sustainable real estate, technical infrastructure, and services to the broad and diverse life science industry. Client tenants include institutional (universities and independent non-profit institutions), pharmaceutical, biotechnology, medical device, product, and service entities, and government agencies. Our operating platform is based on the principle of "clustering," with assets and operations located adjacent to life science entities driving growth and technological advances within each cluster. Our asset base contains 167 properties approximating 13.7 million rentable square feet consisting of 162 properties approximating 13.2 million rentable square feet (including spaces undergoing active redevelopment) and five properties undergoing ground-up development approximating an additional 475,818 rentable square feet.

As of December 31, 2010, approximately 96% of our leases (on a rentable square footage basis) were triple net leases, requiring tenants to pay substantially all real estate taxes, insurance, utilities, common area, and other operating expenses (including increases thereto) in addition to base rent. Additionally, approximately 93% of our leases (on a rentable square footage basis) provided for the recapture of certain capital expenditures and approximately 91% of our leases (on a rentable square footage basis) contained effective annual rent escalations that were either fixed or based on the consumer price index or another index. Any references to the number of buildings, square footage, number of leases, occupancy, and annualized base rent percentages in the notes to consolidated financial statements are unaudited.

02

NOTE 2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION The accompanying consolidated financial statements include the accounts of Alexandria Real Estate Equities, Inc. and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

We hold interests, together with certain third parties, in companies that we consolidate in our financial statements. We consolidate the companies because we exercise significant control over major decisions by these entities, such as investment activity and changes in financing.

USE OF ESTIMATES The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and equity, the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, and the amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

RECLASSIFICATIONS Certain prior year amounts have been reclassified to conform to the current year presentation.

FAIR VALUE We are required to disclose fair value information about all financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate fair value. We measure and disclose the estimated fair value of financial assets and liabilities utilizing a fair value hierarchy that distinguishes between data obtained from sources independent of the Company and our own assumptions about market participant assumptions. This hierarchy consists of three broad levels as follows: (1) using quoted prices in active markets for identical assets or liabilities; (2) "significant other observable inputs"; and (3) "significant unobservable inputs." "Significant other observable inputs" can include quoted prices for similar assets or liabilities in active markets, as well as inputs that are observable for the asset or liability, such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. "Significant unobservable inputs" are typically based on an entity's own assumptions, since there is little, if any, related market activity. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. Our assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The following tables set forth the assets and liabilities that we measure at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2010			
Description	Total	Quoted Prices in Active Markets for Identical Assets and Liabilities	"Significant Other Observable Inputs"	"Significant Unobservable Inputs"
Assets:				
"Available for sale" securities	$ 8,033	$ 8,033	$ –	$ –
Liabilities:				
Interest rate hedge agreements	$ 44,645	$ –	$ 44,645	$ –

	December 31, 2009			
Description	Total	Quoted Prices in Active Markets for Identical Assets and Liabilities	"Significant Other Observable Inputs"	"Significant Unobservable Inputs"
Assets:				
"Available for sale" securities	$ 8,798	$ 8,798	$ –	$ –
Liabilities:				
Interest rate hedge agreements	$ 49,946	$ –	$ 49,946	$ –

The carrying amounts of cash and cash equivalents, restricted cash, tenant receivables, other assets, accounts payable, accrued expenses, and tenant security deposits approximate fair value. As further described in Notes 4 and 8, our "available for sale" securities and our interest rate hedge agreements, respectively, have been recorded at fair value. The fair values of our secured notes payable, unsecured line of credit, unsecured term loan, and unsecured convertible notes were estimated using "significant other observable inputs" such as available market information and discounted cash flows analyses based on borrowing rates we believe we could obtain with similar terms and maturities. Because the valuations of our financial instruments are based on these types of estimates, the actual fair value of our financial instruments may differ materially if our estimates do not prove to be accurate. Additionally, the use of different market assumptions or estimation methods may have a material effect on the estimated fair value amounts.

As of December 31, 2010 and 2009, the book and fair values of our "available for sale" securities, interest rate hedge agreements, secured notes payable, unsecured line of credit, unsecured term loan, and unsecured convertible notes were as follows (in thousands):

December 31,	2010		2009	
	Book Value	Fair Value	Book Value	Fair Value
"Available for sale" securities	$ 8,033	$ 8,033	$ 8,798	$ 8,798
Interest rate hedge agreements	44,645	44,645	49,946	49,946
Secured notes payable	790,869	865,939	937,017	909,367
Unsecured line of credit and unsecured term loan	1,498,000	1,438,751	1,226,000	1,175,512
Unsecured convertible notes	295,293	302,486	583,929	615,572

OPERATING SEGMENT We are engaged in the business of providing life science laboratory space for lease to the life science industry. Our properties are similar in that they provide space for lease to the life science industry, consist of life science laboratory improvements that are generic and reusable for the life science industry, are located in key life science cluster markets, and have similar economic characteristics. Our chief operating decision maker reviews financial information for our entire consolidated operations when making decisions on how to allocate resources and in assessing our operating performance. The financial information disclosed herein represents all of the financial information related to our principal operating segment.

INTERNATIONAL OPERATIONS The functional currency for our subsidiaries operating in the United States is the United States dollar. We have four operating properties and one development parcel in Canada, as well as construction projects in China and India. The functional currencies for our foreign subsidiaries are the local currencies in each respective country. The assets and liabilities of our foreign subsidiaries are translated into United States dollars at the exchange rate in effect as of the financial statement date. Income statement accounts of our foreign subsidiaries are translated using the average exchange rate for the periods presented. Gains or losses resulting from the translation are included in accumulated other comprehensive income (loss) as a separate component of total equity.

The appropriate amounts of foreign exchange rate gains or losses included in accumulated other comprehensive income (loss) will be reflected in income when there is a sale or partial sale of our investment in these operations or upon a complete or substantially complete liquidation of the investment.

RENTAL PROPERTIES, NET, LAND HELD FOR FUTURE DEVELOPMENT, CONSTRUCTION IN PROGRESS, AND DISCONTINUED OPERATIONS

We recognize assets acquired (including the intangible value to above or below market leases, acquired in-place leases, tenant relationships, and other intangible assets or liabilities), liabilities assumed, and any noncontrolling interest in an acquired entity at their fair value as of the acquisition date. The value of tangible assets acquired is based upon our estimation of value on an "as if vacant" basis. The value of acquired in-place leases includes the estimated carrying costs during the hypothetical lease-up period and other costs that would have been incurred to execute similar leases, considering market conditions at the acquisition date of the acquired in-place lease. We assess the fair value of tangible and intangible assets based on numerous factors, including estimated cash flow projections that utilize appropriate discount and capitalization rates and available market information. Estimates of future cash flows are based on a number of factors, including the historical operating results, known trends, and market/economic conditions that may affect the property. We also recognize the fair values of assets acquired, the liabilities assumed, and any noncontrolling interest in acquisitions of less than a 100% interest when the acquisition constitutes a change in control of the acquired entity. In addition, acquisition-related costs and restructuring costs are expensed as incurred.

The values allocated to land improvements, buildings, building improvements, tenant improvements, and equipment are depreciated on a straight-line basis using an estimated life of 20 years for land improvements, the shorter of the term of the respective ground lease or 40 years for buildings and building improvements, the respective lease term for tenant improvements, and the estimated useful life for equipment.

The values of acquired above and below market leases are amortized over the terms of the related leases and recorded as either an increase (for below market leases) or a decrease (for above market leases) to rental income. For the years ended December 31, 2010, 2009, and 2008, we recognized a net increase in rental income of approximately $7,868,000, $9,448,000, and $9,509,000, respectively, for the amortization of acquired above and below market leases. The value of acquired above and below market leases, less accumulated amortization, was approximately $27,266,000 and $27,746,000 as of December 31, 2010 and 2009, respectively, and is included in accounts payable, accrued expenses, and tenant security deposits in the accompanying consolidated balance sheets. The weighted average amortization period of acquired leases was approximately 3.2 years as of December 31, 2010. The estimated aggregate annual amortization of acquired leases for each of the five succeeding years is approximately $9,299,000 for 2011, $3,238,000 for 2012, $3,323,000 for 2013, $3,223,000 for 2014, and $3,011,000 for 2015.

During the year ended December 31, 2009, we recognized income of approximately $7,242,000 for a cash payment related to real estate acquired in November 2007. This amount is classified in other income on the accompanying consolidated statements of income.

We are required to capitalize construction, redevelopment, and development costs, including predevelopment costs, interest, property taxes, insurance, and other costs directly related and essential to the project while activities are ongoing to prepare an asset for its intended use. Costs incurred after a project is substantially complete and ready for its intended use are expensed as incurred. Should development, redevelopment, or construction activity cease, interest, property taxes, insurance, and other costs would no longer be eligible for capitalization and would be expensed as incurred. Expenditures for repairs and maintenance are expensed as incurred.

We classify a property as "held for sale" when all of the following criteria for a plan of sale have been met: (1) management, having the authority to approve the action, commits to a plan to sell the property; (2) the property is available for immediate sale in its present condition, subject only to terms that are usual and customary; (3) an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; (4) the sale of the property is probable and is expected to be completed within one year; (5) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (6) actions necessary to complete the plan of sale indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. When all of these criteria have been met, the property is classified as "held for sale," its operations, including any interest expense directly attributable to it, are classified as discontinued operations in our consolidated statements of income, and amounts for all prior periods presented are reclassified from continuing operations to discontinued operations. Depreciation of assets ceases upon designation of a property as "held for sale."

Long-lived assets to be held and used, including our rental properties, land held for future development, construction in progress, and intangibles, are individually evaluated for impairment when conditions exist that may indicate that the carrying amount of a long-lived asset may not be recoverable. The carrying amount of a long-lived asset to be held and used is not recoverable if it exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment indicators for long-lived assets to be held and used, including our rental properties, land held for future development, and construction in progress, are assessed by project and include, but are not limited to, significant fluctuations in estimated net operating income, occupancy changes, construction costs, estimated completion dates, rental rates, and other market factors. We assess the expected undiscounted cash flows based upon numerous factors, including, but not limited to, construction costs, available market information, historical operating results, known trends, and market/economic conditions that may affect the property, and our assumptions about the use of the asset, including, if necessary, a probability-weighted approach if multiple outcomes are under consideration. Upon determination that an impairment has occurred, a write-down is recorded to reduce the carrying amount to its estimated fair value.

We use a "held for sale" impairment model for our properties classified as "held for sale." The "held for sale" impairment model is different from the "held and used" impairment model in that under the "held for sale" impairment model, an impairment loss is recognized if the carrying amount of the long-lived asset classified as "held for sale" exceeds its fair value less cost to sell. During the year ended December 31, 2008, using the "held for sale" impairment model, we recognized a non-cash impairment charge of approximately $4,650,000 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market. This non-cash impairment charge is classified in income from discontinued operations, net, in the accompanying consolidated statements of income.

VARIABLE INTEREST ENTITIES In June 2009, the Financial Accounting Standards Board (the "FASB") issued new accounting literature with respect to variable interest entities ("VIEs"). The new guidance impacted the consolidation guidance applicable to VIEs and among other things requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a VIE, continuous assessments of whether a company is the primary beneficiary of a VIE, and enhanced disclosures about a company's involvement with a VIE. We prospectively adopted the new guidance on January 1, 2010.

We consolidate a VIE if it is determined that we are the primary beneficiary, an evaluation that we perform on an ongoing basis. A VIE is broadly defined as an entity in which either (1) the equity investors as a group, if any, do not have a controlling financial interest; or (2) the equity investment at risk is insufficient to finance that entity's activities without additional subordinated financial support. We use qualitative analyses when determining whether or not we are the primary beneficiary of a VIE. Consideration of various factors includes, but is not limited to, the purpose and design of the VIE, risks that the VIE was designed to create and pass through, the form of our ownership interest, our representation of the entity's governing body, the size and seniority of our investment, our ability to participate in policy-making decisions, and the rights of the other investors to participate in the decision-making process, and to replace us as manager and/or liquidate the venture, if applicable. Our ability to correctly assess our influence or control over an entity at the inception of our involvement with the entity or upon reevaluation of the entity's continuing status as a VIE and determine the primary beneficiary of a VIE affects the presentation of these entities in our consolidated financial statements. See Note 3, Investments in Real Estate, Net.

CONDITIONAL ASSET RETIREMENT OBLIGATIONS Some of our properties may contain asbestos, which, under certain conditions, requires remediation. Although we believe that the asbestos is appropriately contained in accordance with environmental regulations, our practice is to remediate the asbestos upon the development or redevelopment of the affected property. We recognize a liability for the fair value of a conditional asset retirement obligation (including asbestos) when the fair value of the liability can be reasonably estimated. In addition, for certain properties, we have not recognized an asset retirement obligation when there is an indeterminate settlement date for the obligation because the period in which we may remediate the obligation may not be estimated with any level of precision to provide for a meaningful estimate of the retirement obligation. Conditional asset retirement obligations totaled approximately $10.3 million and $10.6 million as of December 31, 2010 and 2009, respectively, and are included in accounts payable, accrued expenses, and tenant security deposits in the accompanying consolidated balance sheets.

CASH AND CASH EQUIVALENTS We consider all highly liquid investments with original maturities of three months or less when purchased to be cash and cash equivalents. The majority of our cash and cash equivalents are held at major commercial banks in accounts that may at times exceed the Federal Deposit Insurance Corporation ("FDIC") limit of $250,000. We have not experienced any losses to date on our invested cash.

RESTRICTED CASH Restricted cash consisted of the following (in thousands):

December 31,	2010	2009
Funds held in trust under the terms of certain secured notes payable	$20,035	$19,340
Funds held in escrow related to construction projects	5,902	24,054
Other restricted funds	2,417	3,897
Total	$28,354	$47,291

INVESTMENTS We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" and are recorded at fair value. Fair value has been determined based upon the closing price as of each balance sheet date, with unrealized gains and losses shown as a separate component of total equity. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains included in other income. Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over the entities' operating and financial policies. Certain investments in privately held entities are accounted for under the equity method when our interest in the entity is not deemed so minor and we are deemed to have influence over the entities' operating and financial policies. Under the equity method of accounting, we record our investment initially at cost and adjust the carrying amount of the investment to recognize our share of the earnings or losses of the investee subsequent to the date of our investment. As of December 31, 2010 and 2009, our ownership percentages in the voting stock of each individual privately held entity were less than 10%.

Individual investments are evaluated for impairment when changes in conditions exist that may indicate an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaborative agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate their fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" to determine the fair value of privately held entities.

LEASING COSTS Costs directly related and essential to our leasing activities are capitalized and amortized on a straight-line basis over the term of the related lease. Costs related to unsuccessful leasing opportunities are expensed. Leasing costs, net of related amortization, totaled approximately $83,367,000 and $70,209,000 as of December 31, 2010 and 2009, respectively, and are included in other assets in the accompanying consolidated balance sheets. The value of acquired in-place leases are included in the amounts immediately above and are classified as leasing costs, included in other assets in the accompanying consolidated balance sheets, and amortized over the remaining term of the related lease. The value of acquired in-place leases, net of related amortization, was approximately $10,051,000 and $8,177,000 as of December 31, 2010 and 2009, respectively. The estimated annual amortization of the value of acquired in-place leases for each of the five succeeding years is approximately $2,603,000 for 2011, $1,780,000 for 2012, $1,329,000 for 2013, $1,030,000 for 2014, and $869,000 for 2015.

LOAN FEES AND COSTS Fees and costs incurred in obtaining long-term financing are amortized over the terms of the related loans and included in interest expense in the accompanying consolidated statements of income. Loan fees and costs, net of related amortization, totaled approximately $15,680,000 and $23,706,000 as of December 31, 2010 and 2009, respectively, and are included in other assets in the accompanying consolidated balance sheets.

INTEREST RATE HEDGE AGREEMENTS We utilize interest rate hedge agreements, including interest rate swap and cap agreements, to hedge a portion of our exposure to variable interest rates primarily associated with our unsecured line of credit and unsecured term loan. We recognize our interest rate hedge agreements as either assets or liabilities on the balance sheet at fair value. The accounting for changes in fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship, and further, on the type of hedging relationship. For those derivative instruments that are designated and qualify as hedging instruments, a company must designate the hedging instrument, based upon the hedged exposure, as a fair value hedge, a cash flow hedge, or a hedge of a net investment in a foreign operation. Our interest rate hedge agreements are considered cash flow hedges as they are designated and qualify as hedges of the exposure to variability in expected future cash flows. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the earnings effect of the hedged forecasted transactions in a cash flow hedge.

ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND TENANT SECURITY DEPOSITS As of December 31, 2010, accounts payable, accrued expenses, and tenant security deposits included accounts payable and accrued expenses of approximately $71,002,000, interest rate hedge liabilities of approximately $44,645,000, accrued construction costs of approximately $33,466,000, and acquired below market leases of approximately $27,266,000. As of December 31, 2009, accounts payable, accrued expenses, and tenant security deposits included accounts payable and accrued expenses of approximately $48,866,000, interest rate hedge liabilities of approximately $49,946,000, accrued construction costs of $36,856,000, and acquired below market leases of approximately $27,746,000.

ACCUMULATED OTHER COMPREHENSIVE LOSS Accumulated other comprehensive loss attributable to Alexandria Real Estate Equities, Inc. consists of the following (in thousands):

December 31,	2010	2009
Unrealized gain on marketable securities	$ 6,157	$ 7,280
Unrealized loss on interest rate hedge agreements	(44,807)	(50,043)
Unrealized gain on foreign currency translation	20,315	9,033
Total	$ (18,335)	$ (33,730)

RENTAL INCOME AND TENANT RECOVERIES Rental income from leases with scheduled rent increases, free rent, incentives, and other rent adjustments is recognized on a straight-line basis over the respective lease terms. We include amounts currently recognized as income, and expected to be received in later years, in deferred rent in the accompanying consolidated balance sheets. Amounts received currently, but recognized as income in future years, are included as unearned rent in accounts payable, accrued expenses, and tenant security deposits in our consolidated balance sheets. We commence recognition of rental income at the date the property is ready for its intended use and the tenant takes possession of or controls the physical use of the property.

Tenant recoveries related to reimbursement of real estate taxes, insurance, utilities, repairs and maintenance, and other operating expenses are recognized as revenue in the period the applicable expenses are incurred.

We maintain an allowance for estimated losses that may result from the inability of our tenants to make payments required under the terms of the lease. If a tenant fails to make contractual payments beyond any allowance, we may recognize additional bad debt expense in future periods equal to the amount of unpaid rent and unrealized deferred rent. As of December 31, 2010 and 2009, we had no allowance for doubtful accounts.

INTEREST INCOME Interest income was approximately $750,000, $1,503,000, and $1,763,000 in 2010, 2009, and 2008, respectively, and is included in other income in the accompanying consolidated statements of income.

INCOME TAXES We are organized and qualify as a REIT pursuant to the Internal Revenue Code of 1986, as amended (the "Code"). Under the Code, a REIT that distributes 100% of its taxable income to its stockholders each year and that meets certain other conditions is not subject to federal income taxes, but could be subject to certain state and local taxes. We generally distribute 100% or more of our taxable income. Therefore, no provision for federal income taxes is required. We file tax returns, including returns for our subsidiaries, with federal, state and local jurisdictions, including jurisdictions located in the United States, Canada, China, India, and other international locations. Our tax returns are subject to examination in various jurisdictions for the calendar years 2006 through 2010.

We recognize tax benefits of uncertain tax positions only if it is more likely than not that the tax position will be sustained, based solely on its technical merits, with the taxing authority having full knowledge of all relevant information. The measurement of a tax benefit for an uncertain tax position that meets the "more likely than not" threshold is based on a cumulative probability model under which the largest amount of tax benefit recognized is the amount with a greater than 50% likelihood of being realized upon ultimate settlement with the taxing authority having full knowledge of all the relevant information. As of December 31, 2010, there were no unrecognized tax benefits. We do not anticipate a significant change to the total amount of unrecognized tax benefits within the next 12 months.

Interest expense and penalties, if any, would be recognized in the first period the interest or penalty would begin accruing, according to the provisions of the relevant tax law at the applicable statutory rate of interest. We did not incur any tax-related interest expense or penalties for the years ended December 31, 2010, 2009, or 2008.

The following table reconciles GAAP net income to taxable income as filed with the Internal Revenue Service (the "IRS") (in thousands and unaudited):

Year Ended December 31,	2009	2008
Net income	$ 141,648	$120,097
Net income attributable to noncontrolling interests	(7,047)	(3,799)
Book/tax differences:		
Rental revenue recognition	(15,460)	615
Depreciation and amortization	2,864	3,391
Gains/losses from capital transactions	(7,694)	–
Stock-based compensation	11,738	10,325
Interest expense	(8,059)	(7,710)
Sales of property	(537)	(20,507)
Impairment loss on investments in unconsolidated joint ventures	–	13,251
Other, net	(2,892)	3,433
Taxable income, before dividend deduction	114,561	119,096
Necessary dividend deduction to eliminate taxable income	(114,561)	(119,096)
Estimated income subject to federal income tax	$ –	$ –

We distributed all of our REIT taxable income in 2009 and 2008, and as a result, did not incur federal income tax in those years on such income. For the year ended December 31, 2010, we expect our distributions to exceed our REIT taxable income, and as a result, do not expect to incur federal income tax on such income. We expect to finalize our 2010 REIT taxable income in connection with our 2010 federal income tax return, which will be prepared and filed with the IRS in 2011.

The income tax treatment of distributions and dividends declared on our common stock, our 8.375% series C cumulative redeemable preferred stock ("Series C Preferred Stock"), and our 7.00% series D cumulative convertible preferred stock ("Series D Convertible Preferred Stock") for the years ended December 31, 2010, 2009, and 2008, was as follows:

	Common Stock			Series C Preferred Stock			Series D Preferred Stock		
Year Ended December 31,	2010	2009	2008	2010	2009	2008	2010	2009	2008
Ordinary income	77.2%	98.8%	81.1%	100.0%	100.0%	92.5%	100.0%	100.0%	92.5%
Return of capital	22.8	1.2	12.3	–	–	–	–	–	–
Capital gains at 15%	–	–	6.6	–	–	7.5	–	–	7.5
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Dividends declared	$ 1.50	$ 1.85	$ 3.18	$ 2.09375	$ 2.09375	$ 2.09375	$ 1.75	$ 1.75	$ 1.409722

Our tax return for 2010 is due on or before September 15, 2011, assuming we file for an extension of the due date. The taxability information presented for our dividends paid in 2010 is based upon management's estimate. Our tax returns for previous tax years have not been examined by the Internal Revenue Service. Consequently, the taxability of distributions and dividends is subject to change. The income tax treatment information provided above is unaudited.

EARNINGS PER SHARE We use income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders as the "control number" in determining whether potential common shares, including potential common shares issuable upon conversion of our 8.00% unsecured senior convertible notes ("8.00% Unsecured Convertible Notes"), are dilutive or antidilutive to earnings (loss) per share. Pursuant to the presentation and disclosure literature on gains/losses on sales or disposals by REITs and earnings per share required by the Securities and Exchange Commission ("SEC") and the FASB, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the consolidated statements of income and included in the numerator for the computation of earnings per share for income from continuing operations. The land parcels we sold during the year ended December 31, 2010, did not meet the criteria for discontinued operations since the parcels did not have any significant operations prior to disposition. Accordingly, for the year ended December 31, 2010, we classified the $59.4 million gain on sales of land parcels below income from discontinued operations, net, in the consolidated statements of income, and included the gain in income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders, the "control number," or numerator for the computation of earnings per share.

We account for unvested restricted stock awards that contain nonforfeitable rights to dividends as participating securities and include these securities in the computation of earnings per share using the two-class method. Under the two-class method, we allocate net income after preferred stock dividends and amounts attributable to noncontrolling interests to common stockholders and unvested restricted stock awards based on their respective participation rights to dividends declared (or accumulated) and undistributed earnings. Diluted earnings per share is computed using the weighted average shares of common stock outstanding determined for the basic earnings per share computation, plus the effect of any dilutive securities, including the dilutive effect of stock options using the treasury stock method.

The table below is a reconciliation of the numerators and denominators of the basic and diluted per share computations for income from continuing operations (dollars in thousands, except per share data):

Year Ended December 31,	2010	2009	2008
NUMERATOR			
Income from continuing operations	$ 79,286	$ 135,822	$ 101,031
Gain on sales of land parcels	59,442	–	–
Net income attributable to noncontrolling interests	(3,729)	(7,047)	(3,799)
Income from continuing operations attributable to Alexandria Real Estate Equities, Inc.	134,999	128,775	97,232
Dividends on preferred stock	(28,357)	(28,357)	(24,225)
Income from continuing operations attributable to unvested restricted stock awards	(993)	(1,201)	(1,052)
Income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – numerator for basic earnings per share	105,649	99,217	71,955
Effect of dilutive securities and assumed conversion:			
Assumed conversion of 8% Unsecured Convertible Notes	–	–	–
Amounts attributable to unvested restricted stock awards	–	–	(4)
Income from continuing operations attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – numerator for diluted earnings per share	$ 105,649	$ 99,217	$ 71,951
DENOMINATOR			
Weighted average shares of common stock outstanding – basic	48,375,474	35,586,909	31,653,829
Effect of dilutive securities and assumed conversion:			
Dilutive effect of stock options	29,566	13,160	111,226
Assumed conversion of 8% Unsecured Convertible Notes	–	–	–
Weighted average shares of common stock outstanding – diluted	48,405,040	38,600,069	31,765,055
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – basic:			
Continuing operations	$ 2.18	$ 2.57	$ 2.27
Discontinued operations, net	0.01	0.15	0.60
Earnings per share – basic	$ 2.19	$ 2.72	$ 2.87
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders – diluted:			
Continuing operations	$ 2.18	$ 2.57	$ 2.27
Discontinued operations, net	0.01	0.15	0.59
Earnings per share – diluted	$ 2.19	$ 2.72	$ 2.86

We apply the if-converted method of accounting for our 8.00% Unsecured Convertible Notes that were issued in April 2009. In applying the if-converted method of accounting, conversion is assumed for purposes of calculating diluted earnings per share if the effect is dilutive to earnings per share. If the assumed conversion pursuant to the if-converted method of accounting is dilutive, diluted earnings per share would be calculated by adding back interest charges applicable to our 8.00% Unsecured Convertible Notes to the numerator, and our 8.00% Unsecured Convertible Notes would be assumed to have been converted at the beginning of the period presented (or from the date of issuance, if occurring on a date later than the date that the period begins), and the resulting incremental shares associated with the assumed conversion would be included in the denominator. Furthermore, we assume that our 8.00% Unsecured Convertible Notes are converted for the period prior to any retirement or actual conversion if the effect of such assumed conversion is dilutive, and any shares of common stock issued upon retirement or actual conversion are included in the denominator for the period after the date of retirement or conversion. For purposes of calculating diluted earnings per share, we did not assume conversion of our 8.00% Unsecured Convertible Notes for the years ended December 31, 2010 and 2009, since the impact was antidilutive to earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders from continuing operations during those periods.

We also apply the if-converted method of accounting to our Series D Convertible Preferred Stock. For purposes of calculating diluted earnings per share, we did not assume conversion of our Series D Convertible Preferred Stock for the years ended December 31, 2010, 2009, and 2008, since the impact was antidilutive to earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders from continuing operations during those periods.

Our calculation of weighted average diluted shares will include additional shares related to our 3.70% unsecured senior convertible notes ("3.70% Unsecured Convertible Notes") when the average market price of our common stock is higher than the conversion price ($117.36 as of December 31, 2010). The number of additional shares that will be included in the weighted average diluted shares is equal to the number of shares that would be issued upon the settlement of the 3.70% Unsecured Convertible Notes, assuming the settlement occurred at the end of the reporting period pursuant to the treasury stock method. For the years ended December 31, 2010, 2009, and 2008, the weighted average shares of common stock related to our 3.70% Unsecured

Convertible Notes have been excluded from diluted weighted average shares of common stock, as the average market price of our common stock was lower than the conversion price of $117.36 and the impact of conversion would have been antidilutive to earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders from continuing operations during those periods.

NET INCOME ATTRIBUTABLE TO ALEXANDRIA REAL ESTATE EQUITIES, INC The following table shows net income attributable to Alexandria Real Estate Equities, Inc. (in thousands):

Year Ended December 31,	2010	2009	2008
Income from continuing operations	$ 75,557	$ 128,775	$ 97,232
Income from discontinued operations, net	294	5,826	19,066
Gain on sales of land parcels	59,442	–	–
Net income attributable to Alexandria Real Estate Equities, Inc.	$ 135,293	$ 134,601	$ 116,298

STOCK-BASED COMPENSATION EXPENSE We have historically issued two forms of stock-based compensation under our equity incentive plan: options to purchase common stock ("options") and restricted stock awards. We have not granted any options since 2002. We recognize all stock-based compensation in the consolidated statements of income based on the grant date fair value. The fair value is recorded based on the market value of the common stock on the grant date and such cost is then recognized on a straight-line basis over the period during which the employee is required to provide services in exchange for the award (the vesting period). We are required to compute stock-based compensation based on awards that are ultimately expected to vest; as a result, future forfeitures of awards are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. No compensation cost is recognized for equity instruments that are forfeited or are anticipated to be forfeited.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS In December 2010, the FASB issued an Accounting Standards Update ("ASU") to address implementation issues associated with pro forma revenue and earnings disclosure requirements for material business combinations. The new guidance clarified that if comparative financial statements are presented, an entity should present the pro forma disclosures as if the business combination occurred at the beginning of the prior annual period when preparing the pro forma financial information. Also, entities must provide additional disclosures describing the nature and amount of material, non-recurring pro forma adjustments. The ASU is effective for business combinations consummated in periods beginning after December 15, 2010, and shall be applied prospectively as of the date of adoption.

In January 2010, the FASB issued an ASU to address implementation issues associated with the accounting for decreases in the ownership of a subsidiary. The new guidance clarified the scope of the entities covered by the guidance related to accounting for decreases in the ownership of a subsidiary and specifically excluded in-substance real estate or conveyances of oil and gas mineral rights from the scope. Additionally, the new guidance expands the disclosures required for a business combination achieved in stages and deconsolidation of a business or non-profit activity. The new guidance became effective for interim and annual periods ending on or after December 31, 2009, and must be applied on a retrospective basis to the first period that an entity adopted the new guidance related to noncontrolling interests. The adoption of this new guidance did not have an impact on our consolidated financial statements.

03

NOTE 3. INVESTMENTS IN REAL ESTATE, NET

Our investments in real estate, net, consisted of the following (in thousands):

December 31,	2010	2009
Land (related to rental properties)	$ 456,940	$ 474,859
Buildings and building improvements	3,906,689	3,249,866
Other improvements	183,140	179,230
Rental properties	4,546,769	3,903,955
Less: accumulated depreciation	(616,007)	(520,647)
Rental properties, net	3,930,762	3,383,308
Land held for future development	431,838	255,025
Construction in progress	1,045,536	1,400,795
Investment in unconsolidated real estate entity	36,678	–
Investments in real estate, net	$ 5,444,814	$ 5,039,128

RENTAL PROPERTIES, NET, LAND HELD FOR FUTURE DEVELOPMENT, AND CONSTRUCTION IN PROGRESS As of December 31, 2010 and 2009, certain of our rental properties were encumbered by deeds of trust and assignments of rents and leases associated with the properties. See Note 5, Secured Notes Payable. The net book value of encumbered rental properties, net as of December 31, 2010 and 2009, was approximately $1.3 billion.

We lease space under noncancellable leases with remaining terms of up to 17 years.

As of December 31, 2010 and 2009, we had approximately $3.9 billion and $3.4 billion of rental properties, net, aggregating 12.5 million and 11.2 million rentable square feet as of the end of each respective period. Additionally, as of December 31, 2010 and 2009, we had approximately $431.8 million and $255.0 million, respectively, of land held for future development, aggregating 8.3 million and 4.8 million rentable square feet, respectively. Land held for future development represents real estate we plan to develop in the future but as of each period presented, no construction activities were ongoing. As a result, interest, property taxes, insurance, and other costs are expensed as incurred.

As of December 31, 2010, and December 31, 2009, we had various projects, including development, redevelopment, and preconstruction projects, as well as projects in China and India, with a historical cost basis aggregating $1.0 billion and $1.4 billion, respectively, classified in the accompanying consolidated balance sheets as construction in progress. As of December 31, 2010, and December 31, 2009, we had 755,463 and 575,152 rentable square feet, respectively, undergoing active redevelopment through a permanent change in use to life science laboratory space, including conversion of single-tenancy space to multi-tenancy space or multi-tenancy space to single-tenancy space. As of December 31, 2010, and December 31, 2009, we had 475,818 and 980,000 rentable square feet, respectively, undergoing active ground-up development consisting of vertical aboveground construction of life science properties. Additionally, as of December 31, 2010, and December 31, 2009, we had an aggregate of 3.0 million and 6.3 million rentable square feet, respectively, undergoing preconstruction activities (entitlements, permitting, design, and site work; activities prior to commencement of vertical construction of aboveground shell and core). We also had projects in China and India aggregating 973,000 rentable square feet as of December 31, 2010. We are required to capitalize interest during the period an asset is undergoing activities to prepare it for its intended use. Capitalization of interest ceases after a project is substantially complete and ready for its intended use. In addition, should construction activity cease, interest would be expensed as incurred. Total interest capitalized for the years ended December 31, 2010, 2009, and 2008, was approximately $72.8 million, $76.9 million, and $74.2 million, respectively. Total interest incurred for the years ended December 31, 2010, 2009, and 2008 was approximately $132.5 million, $148.4 million, and $152.8 million, respectively.

Minimum lease payments to be received under the terms of the operating lease agreements, excluding expense reimbursements, as of December 31, 2010, are as follows (in thousands):

Year	Amount
2011	$ 359,596
2012	324,820
2013	291,890
2014	258,538
2015	226,911
Thereafter	880,425
Total	$ 2,342,180

INVESTMENT IN UNCONSOLIDATED REAL ESTATE ENTITY In 2007, we formed an entity with a development partner for the purpose of owning, developing, leasing, managing, and operating a development parcel supporting a future building aggregating 428,000 rentable square feet. The development parcel serves as collateral for a non-recourse secured loan due in January 2012 with an outstanding balance of $38.4 million as of December 31, 2010, and December 31, 2009. We also have an option to extend the maturity date to April 2013. In 2009, the entity entered into an interest rate cap agreement related to the secured note with a notional amount approximating $38.4 million, effective May 15, 2009, and terminating on January 3, 2012. The agreement sets a ceiling on one-month LIBOR at 2.50% related to the secured note. Prior to the adoption of the new VIE accounting literature, we determined that the entity qualified as a VIE, for which we were also the entity's primary beneficiary since we would absorb the majority of the entity's expected losses and receive a majority of the entity's expected residual returns. As a result, we had consolidated the entity since its inception in 2007. The new VIE accounting literature cites two criteria to determine the primary beneficiary of a VIE, both of which must be met to be deemed the primary beneficiary of a VIE. Upon adoption of the new VIE accounting literature on January 1, 2010, we determined that we did not meet both criteria since we do not have the power to direct the activities of the VIE that most significantly impact the VIE's economic performance. The decisions that most significantly impact the VIE's economic performance require both our consent and that of our partner, including all major operating, investing, and financing decisions as well as decisions involving major expenditures. Because we share power over the decisions that most significantly impact the VIE's economic performance, we determined that we are not the primary beneficiary of the VIE. As of January 1, 2010, we prospectively deconsolidated the VIE at its carrying amounts, including a decrease of approximately $92.3 million of construction in progress, approximately $3.0 million of restricted cash, approximately $38.4 million of secured notes payable, and $24.0 million of redeemable noncontrolling interests, with a corresponding increase to investment in unconsolidated real estate entity pursuant to the equity method of approximately $33.7 million, which is classified as investment in unconsolidated real estate entity on the consolidated balance sheets. There was no adjustment to retained earnings upon adoption. As of December 31, 2010, our investment in the unconsolidated entity was approximately $36.7 million.

Our investment in the unconsolidated real estate entity is adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to this entity are allocated in accordance with the operating agreement. When circumstances indicate there may have been a reduction in value of an equity investment, we evaluate the equity investment and any advances made for impairment by estimating our ability to recover our investment from future expected cash flows. If we determine the loss in value is other than temporary, we recognize an impairment charge to reflect the equity investment and any advances made at fair value. For the year ended December 31, 2010, there were no indications of a reduction in the value of our investment in the unconsolidated real estate entity.

04

NOTE 4. INVESTMENTS

We hold equity investments in certain publicly traded companies and privately held entities primarily involved in the life science industry. All of our investments in publicly traded companies are considered "available for sale" and are recorded at fair value. Fair value of our investments in publicly traded companies has been determined based upon the closing price as of the balance sheet date, with unrealized gains and losses shown as a separate component of total equity. The classification of each investment is determined at the time each investment is made, and such determination is reevaluated at each balance sheet date. The cost of each investment sold is determined by the specific identification method, with net realized gains and losses included in other income. Investments in privately held entities are generally accounted for under the cost method when our interest in the entity is so minor that we have virtually no influence over the entities' operating and financial policies. Additionally, we limit our ownership percentage in the voting stock of each individual entity to less than 10%. As of December 31, 2010 and 2009, our ownership percentage in the voting stock of each individual entity was less than 10%.

Individual investments are evaluated for impairment when changes in conditions exist that may indicate an impairment exists. The factors that we consider in making these assessments include, but are not limited to, market prices, market conditions, available financing, prospects for favorable or unfavorable clinical trial results, new product initiatives, and new collaborative agreements. If there are no identified events or changes in circumstances that would have an adverse effect on our cost method investments, we do not estimate their fair value. For all of our investments, if a decline in the fair value of an investment below the carrying value is determined to be other-than-temporary, such investment is written down to its estimated fair value with a non-cash charge to current earnings. We use "significant other observable inputs" and "significant unobservable inputs" to determine the fair value of privately held entities. As a result of these assessments, in 2008 we recognized aggregate non-cash impairment charges of $13,251,000 for other-than-temporary declines in the fair value of investments.

The following table summarizes our "available for sale" securities (in thousands):

December 31,	2010	2009
Adjusted cost of "available for sale" securities	$ 1,876	$ 1,518
Gross unrealized gains	6,196	7,417
Gross unrealized losses	(39)	(137)
Fair value of "available for sale" securities	$ 8,033	$ 8,798

Investments in "available for sale" securities with gross unrealized losses as of December 31, 2010, had been in a continuous unrealized loss position for less than 12 months. We have the ability and intent to hold these investments for a reasonable period of time sufficient for a recovery of our investment. We believe that these unrealized losses are temporary; accordingly, we have not recognized an other-than-temporary impairment related to "available for sale" securities as of December 31, 2010.

Our investments in privately held entities as of December 31, 2010 and 2009, totaled approximately $75,866,000 and $64,084,000, respectively. Of these totals, approximately $75,784,000 and $64,050,000, respectively, are accounted for under the cost method. The remainder (approximately $82,000 and $34,000 as of December 31, 2010 and 2009, respectively) are accounted for under the equity method. As of December 31, 2010 and 2009, there were no unrealized losses in our investments in privately held entities.

Net investment income of approximately $1,628,000, $2,139,000, and $8,005,000 was recognized in 2010, 2009, and 2008, respectively, and is included in other income in the accompanying consolidated statements of income. Net investment income in 2010 consisted of equity in income related to investments in privately held entities accounted for under the equity method of approximately $48,000, gross realized gains of approximately $2,302,000, and gross realized losses of approximately $722,000. Net investment income in 2009 consisted of equity in income related to investments in privately held entities accounted for under the equity method of approximately $39,000, gross realized gains of approximately $3,442,000, and gross realized losses of approximately $1,342,000. Net investment income in 2008 consisted of equity in loss related to investments in privately held entities accounted for under the equity method of approximately $173,000, gross realized gains of approximately $8,841,000, and gross realized losses of approximately $663,000. For the years ended December 31, 2010, 2009, and 2008, approximately $1,415,000, $2,272,000, and $10,816,000, respectively, was reclassified from accumulated other comprehensive income to realized gains, net, and is included in other income.

05

NOTE 5. SECURED NOTES PAYABLE

Secured notes payable totaled approximately $790.9 million and $937.0 million as of December 31, 2010 and 2009, respectively. Our secured notes payable had weighted average interest rates of approximately 5.99% and 5.83% at December 31, 2010 and 2009, respectively, with maturity dates ranging from August 2011 to June 2035.

Our secured notes payable generally require monthly payments of principal and interest. The total net book value of investments in real estate, net, representing collateral for secured debt were approximately $1.3 billion and $1.4 billion as of December 31, 2010 and 2009, respectively. At December 31, 2010, our secured notes payable were composed of approximately $789.9 million and $1.0 million of fixed and variable rate debt, respectively, compared to approximately $831.5 million and $105.5 million of fixed and variable rate debt, respectively, at December 31, 2009.

Future principal payments due on secured notes payable as of December 31, 2010, were as follows (in thousands):

Year	Amount [1]
2011	$ 100,812
2012	13,073
2013	53,155
2014	230,561
2015	8,205
Thereafter	386,168
Subtotal	791,974
Unamortized discounts	(1,105)
Total	$ 790,869

(1) Amounts include noncontrolling interests' share of scheduled principal maturities of approximately $22.0 million, of which approximately $20.9 million matures in 2014.

06

NOTE 6. UNSECURED LINE OF CREDIT AND UNSECURED TERM LOAN

As of December 31, 2010, we had outstanding borrowings of $748 million and $750 million under our unsecured line of credit and unsecured term loan, respectively, with a weighted average interest rate, including the impact of our interest rate swap agreements, of approximately 2.8%.

In January 2011, we entered into a third amendment (the "Third Amendment") to our second amended and restated credit agreement dated October 31, 2006, as further amended on December 1, 2006, and May 2, 2007 (the "Existing Credit Agreement"). The Third Amendment amended the Existing Credit Agreement to, among other things, increase the maximum permitted borrowings under the credit facilities from $1.9 billion to $2.25 billion, consisting of a $1.5 billion unsecured line of credit (increased from $1.15 billion) and a $750 million unsecured term loan (together the "Unsecured Credit Facility") and provide an accordion option to increase commitments under the Unsecured Credit Facility by up to an additional $300 million. Borrowings under the Unsecured Credit Facility will bear interest at LIBOR or the specified base rate, plus in either case a margin specified in the Amended Credit Agreement (the "Applicable Margin"). The Applicable Margin for LIBOR borrowings under the revolving credit facility was initially set at 2.4%. The Applicable Margin for the LIBOR borrowings under the unsecured term loan was not amended in the Third Amendment and was 1.0% as of December 31, 2010.

Under the Third Amendment, the maturity date for the unsecured revolving credit facility will be January 2015, assuming we exercise our sole right under the amendment to extend this maturity date twice by an additional six months after each exercise. The maturity date for the $750 million unsecured term loan remained unchanged at October 2012, assuming we exercise our sole right to extend the maturity date by one year.

The Third Amendment became effective in January 2011 and modified certain financial covenants with respect to the Unsecured Credit Facility, including the fixed charge coverage ratio, secured debt ratio, leverage ratio, and minimum book value, and added covenants relating to an unsecured leverage ratio and unsecured debt yield. The requirements of the key financial covenants under the Third Amendment are as follows:

- leverage ratio less than or equal to 60%;
- unsecured leverage ratio less than or equal to 60%;
- fixed charge coverage ratio greater than or equal to 1.5;
- unsecured debt yield greater than or equal to 11% until June 30, 2011, and 12% thereafter;
- minimum book value greater than or equal to the sum of $2.0 billion and 50% of the net proceeds of future equity offerings after the effective date of the Third Amendment; and
- secured debt ratio less than or equal to 40%.

As of December 31, 2010, our Existing Credit Agreement contained financial covenants, including, among others, the following key financial covenants (as defined under the terms of the Existing Credit Agreement):

- leverage ratio less than or equal to 65.0%;
- fixed charge coverage ratio greater than or equal to 1.4;
- minimum book value greater than or equal to $2.1 billion; and
- secured debt ratio less than or equal to 55.0%.

In addition, the terms of the unsecured line of credit and unsecured term loan restrict, among other things, certain investments, indebtedness, distributions, mergers, developments, land, and borrowings available under our unsecured line of credit and unsecured term loan for developments, land, and encumbered and unencumbered assets. As of December 31, 2010 and 2009, we were in compliance with all such covenants.

07

NOTE 7. UNSECURED CONVERTIBLE NOTES

The following tables summarize the balances, significant terms, and components of interest cost recognized (excluding amortization of loan fees and before the impact of capitalized interest) on our unsecured convertible notes outstanding as of December 31, 2010, and December 31, 2009, and for the years ended December 31, 2010, 2009, and 2008 (dollars in thousands, except conversion rates):

	8.00% Unsecured Convertible Notes		3.70% Unsecured Convertible Notes	
December 31,	2010	2009	2010	2009
Principal amount	$ 250	$ 240,000	$ 301,934	$ 384,700
Unamortized discount	20	24,098	6,871	16,673
Net carrying amount of liability component	$ 230	$ 215,902	$ 2,063	$ 368,027
Carrying amount of equity component	$ 27	$ 26,216	$ 28,769	$ 43,538
Number of shares on which the aggregate consideration to be delivered on conversion is determined	6,047	5,797,101	N/A(1)	N/A(1)
Issuance date	April 2009		January 2007	
Stated coupon interest rate	8.00%		3.70%	
Effective interest rate	11.00%		5.96%	
Conversion rate per $1,000 principal value of unsecured convertible notes, as adjusted	$ 41.34		$ 117.36	

	8.00% Unsecured Convertible Notes			3.70% Unsecured Convertible Notes		
Year Ended December 31,	2010	2009	2008	2010	2009	2008
Contractual interest coupon	$ 8,806	$ 13,013	$ –	$14,093	$15,108	$ 17,020
Amortization of discount on liability component	2,081	2,912	–	7,914	7,907	8,403
Total interest cost	$10,887	$ 15,925	$ –	$22,007	$23,015	$25,423

(1) Our 3.70% Unsecured Convertible Notes require that upon conversion, the entire principal amount is to be settled in cash, and any excess value above the principal amount, if applicable, is to be settled in shares of our common stock. Based on the December 31, 2010 and 2009 closing stock prices of our common stock of $73.26 and $64.29, respectively, and the conversion price of our 3.70% Unsecured Convertible Notes of $117.36 as of December 31, 2010 and 2009, the if-converted value of the notes did not exceed the principal amount as of December 31, 2010 or 2009, and accordingly, no shares of our common stock would have been issued if the notes had been settled on December 31, 2010 or 2009.

8.00% UNSECURED CONVERTIBLE NOTES In April 2009, we completed a private offering of $240 million of 8.00% Unsecured Convertible Notes. At issuance, the 8.00% Unsecured Convertible Notes had an initial conversion rate of approximately 24.1546 shares of common stock per $1,000 principal amount of the 8.00% Unsecured Convertible Notes, representing a conversion price of approximately $41.40 per share of our common stock. The conversion rate of the 8.00% Unsecured Convertible Notes is subject to adjustments for certain events, including, but not limited to, certain cash dividends on our common stock in excess of $0.35 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2010, the 8.00% Unsecured Convertible Notes had a conversion rate of approximately 24.1887 shares of common stock per $1,000 principal amount of the 8.00% Unsecured Convertible Notes, which is equivalent to a conversion price of approximately $41.34 per share of our common stock.

In June 2010, we completed an exchange of our 8.00% Unsecured Convertible Notes for shares of our common stock and cash (the "Exchange Offer"). The terms of the Exchange Offer included an offer price per $1,000 principal amount of our outstanding unsecured convertible notes of an equivalent number of common shares per bond allowed for under the holder conversion option, or 24.1546 shares, plus a cash premium of $180. Upon completion of the Exchange Offer, we retired approximately $232.7 million of our 8.00% Unsecured Convertible Notes (representing approximately 97% of the $240.0 million aggregate principal amount of our 8.00% Unsecured Convertible Notes outstanding prior to the Exchange Offer) in exchange for 5,620,256 shares of our common stock and cash payments of approximately $41.9 million. Additionally, we paid approximately $3.1 million in accrued and unpaid interest on the retired portion of our 8.00% Unsecured Convertible Notes to, but excluding, the settlement date.

Upon completion of the Exchange Offer, the total value of the consideration of the Exchange Offer was allocated to the extinguishment of the liability component equal to the fair value of that component immediately prior to extinguishment, with the difference between this allocation and the net carrying amount of the liability component and unamortized debt issuance costs recognized as a loss on early extinguishment of debt. The remaining settlement consideration of approximately $196.8 million was allocated to the reacquisition of the equity component and was recognized as a reduction of Alexandria Real Estate

Equities, Inc.'s stockholders' equity. In connection with the Exchange Offer, we recognized a loss on early extinguishment of debt of approximately $41.5 million, including approximately $4.7 million in unamortized issuance costs. The loss was classified as loss on early extinguishment of debt on the accompanying consolidated statements of income for the year ended December 31, 2010.

In July 2010, we repurchased, in a privately negotiated transaction, an additional $7.1 million of our 8.00% Unsecured Convertible Notes for an aggregate cash price of approximately $12.8 million (the "8.00% Repurchase"). Upon completion of the 8.00% Repurchase, the total value of the consideration of the 8.00% Repurchase was allocated to the extinguishment of the liability component equal to the fair value of that component immediately prior to extinguishment, with the difference between this allocation and the net carrying amount of the liability component and unamortized debt issuance costs recognized as a loss on early extinguishment of debt. The remaining settlement consideration of approximately $5.2 million was allocated to the reacquisition of the equity component and was recognized as a reduction of Alexandria Real Estate Equities, Inc.'s stockholders' equity. As a result of the 8.00% Repurchase, we recognized a loss on early extinguishment of debt of approximately $1.3 million, including approximately $140,000 in unamortized issuance costs. The loss was classified as loss on early extinguishment of debt in the accompanying consolidated statements of income for the year ended December 31, 2010.

As of December 31, 2010, $250,000 principal amount of our 8.00% Unsecured Convertible Notes remained outstanding.

3.70% UNSECURED CONVERTIBLE NOTES In January 2007, we completed a private offering of $460 million of 3.70% Unsecured Convertible Notes. Prior to January 15, 2012, we will not have the right to redeem the 3.70% Unsecured Convertible Notes, except to preserve our qualification as a REIT. On and after that date, we have the right to redeem the 3.70% Unsecured Convertible Notes, in whole or in part, at any time and from time to time, for cash equal to 100% of the principal amount of the 3.70% Unsecured Convertible Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. Holders of the 3.70% Unsecured Convertible Notes may require us to repurchase their notes, in whole or in part, on January 15, 2012, 2017, and 2022, for cash equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to, but excluding, the repurchase date. Holders of the 3.70% Unsecured Convertible Notes may require us to repurchase all or a portion of their notes upon the occurrence of specified corporate transactions (each, a "Fundamental Change"), including a change in control, certain merger or consolidation transactions, or the liquidation of the Company, at a repurchase price in cash equal to 100% of the principal amount of the notes to be repurchased, plus any accrued and unpaid interest to, but excluding, the fundamental change repurchase date.

At issuance, the 3.70% Unsecured Convertible Notes had an initial conversion rate of approximately 8.4774 shares of common stock per $1,000 principal amount of the 3.70% Unsecured Convertible Notes, representing a conversion price of approximately $117.96 per share of our common stock. The conversion rate of the 3.70% Unsecured Convertible Notes is subject to adjustments for certain events, including, but not limited to, certain cash dividends on our common stock in excess of $0.74 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2010, the 3.70% Unsecured Convertible Notes had a conversion rate of approximately 8.5207 shares of common stock per $1,000 principal amount of the 3.70% Unsecured Convertible Notes, which is equivalent to a conversion price of approximately $117.36 per share of our common stock.

Holders of the 3.70% Unsecured Convertible Notes may convert their notes into cash and, if applicable, shares of our common stock prior to the stated maturity of January 15, 2027, only under the following circumstances: (1) during any calendar quarter after the calendar quarter ending March 31, 2007, if the closing sale price of our common stock for each of 20 or more trading days in a period of 30 consecutive trading days ending on the last trading day of the immediately preceding calendar quarter exceeds 120% of the conversion price in effect on the last trading day of the immediately preceding calendar quarter; (2) during the five consecutive business days immediately after any five consecutive trading day period (the "3.70% Unsecured Convertible Note Measurement Period") in which the average trading price per $1,000 principal amount of 3.70% Unsecured Convertible Notes was equal to or less than 98% of the average conversion value of the 3.70% Unsecured Convertible Notes during the 3.70% Unsecured Convertible Note Measurement Period; (3) upon the occurrence of a Fundamental Change; (4) if we call the 3.70% Unsecured Convertible Notes for redemption; and (5) at any time from, and including, December 15, 2026, until the close of business on the business day immediately preceding January 15, 2027, or earlier redemption or repurchase.

In April 2009, we repurchased, in privately negotiated transactions, certain of our 3.70% Unsecured Convertible Notes aggregating approximately $75 million at an aggregate cash price of approximately $59.2 million. As a result of the repurchases, we recognized a gain on early extinguishment of debt of approximately $11.3 million, net of approximately $860,000 in unamortized issuance costs. The gain was classified as gain on early extinguishment of debt on the accompanying consolidated statements of income for the year ended December 31, 2009.

In December 2010, we repurchased, in privately negotiated transactions, certain of our 3.70% Unsecured Convertible Notes aggregating approximately $82.8 million at an aggregate cash price of approximately $84.6 million (the "2010 3.70% Repurchases"). Upon completion of the 2010 3.70% Repurchases, the total value of the consideration of the 2010 3.70% Repurchases was allocated to the extinguishment of the liability component equal to the fair value of that component immediately prior to extinguishment, with the difference between this allocation and the net carrying amount of the liability component and unamortized debt issuance costs recognized as a loss on early extinguishment of debt. The remaining settlement consideration of approximately $1.7 million was allocated to the reacquisition of the equity component and was recognized as a reduction of Alexandria Real Estate Equities, Inc.'s stockholders' equity. As a result of the 2010 3.70% Repurchases, we recognized a loss on early extinguishment of debt of approximately $2.4 million, net of approximately $0.4 in unamortized issuance costs. The loss was classified as a loss on early extinguishment of debt on the accompanying consolidated statements of income for the year ended December 31, 2010.

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NOTE 8. INTEREST RATE HEDGE AGREEMENTS

We are exposed to certain risks arising from both our business operations and economic conditions. We principally manage our exposures to a wide variety of business and operational risks through management of our core business activities. We manage economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of our debt funding and by the use of interest rate hedge agreements. Specifically, we enter into interest rate hedge agreements to manage exposures that arise from business activities that result in the payment of future known and uncertain cash amounts, the value of which is determined by interest rates. Our interest rate hedge agreements are used to manage differences in the amount, timing, and duration of our known or expected cash payments principally related to our LIBOR-based borrowings. We do not use derivatives for trading or speculative purposes, and currently all of our derivatives are designated as hedges. Our objectives in using interest rate hedge agreements are to add stability to interest expense and to manage our exposure to interest rate movements in accordance with our interest rate risk management strategy. Interest rate hedge agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty in exchange for the Company making fixed rate payments over the life of the interest rate hedge agreements without exchange of the underlying notional amount. Interest rate cap agreements designated as cash flow hedges involve the receipt of variable rate amounts from a counterparty if interest rates rise above the strike rate on the contract in exchange for an up-front premium.

The effective portion of changes in the fair value of our interest rate hedge agreements designated as and that qualify as cash flow hedges is recorded in accumulated other comprehensive income. The amount is subsequently reclassified into earnings in the period during which the hedged forecasted transactions affect earnings. During the years ended December 31, 2010 and 2009, our interest rate hedge agreements were used primarily to hedge the variable cash flows associated with certain of our LIBOR-based variable rate debt, including our unsecured line of credit and unsecured term loan. The ineffective portion of the change in fair value of our interest rate hedge agreements is recognized directly in earnings. During the years ended December 31, 2010, 2009, and 2008, our interest rate hedge agreements were 100% effective. Accordingly, we did not recognize any of the change in fair value of our interest rate hedge agreements directly into earnings.

As of December 31, 2010, and December 31, 2009, our interest rate hedge agreements were classified in accounts payable, accrued expenses, and tenant security deposits based upon their respective fair values, aggregating a liability balance of approximately $44.7 million and $49.9 million, respectively, which included accrued interest and adjustments for non-performance risk, with the offsetting adjustment reflected as unrealized gain (loss) in accumulated other comprehensive loss in total equity. We have not posted any collateral related to our interest rate hedge agreements.

Balances in accumulated other comprehensive income are recognized in the periods during which the forecasted hedge transactions affect earnings. For the years ended December 31, 2010, 2009, and 2008, approximately $30.6 million, $38.9 million, and $15.4 million, respectively, was reclassified from accumulated other comprehensive income to interest expense. During the next 12 months, we expect to reclassify approximately $20.8 million from accumulated other comprehensive loss to interest expense.

As of December 31, 2010, we had the following outstanding interest rate swap agreements that were designated as cash flow hedges of interest rate risk (dollars in thousands):

Transaction Date	Effective Date	Termination Date	Interest Pay Rate	Notional Amount	Effective at December 31, 2010	Fair Value
December 2006	December 29, 2006	March 31, 2014	4.990%	$ 50,000	$ 50,000	$ (5,908)
October 2007	October 31, 2007	September 30, 2012	4.546	50,000	50,000	(3,448)
October 2007	October 31, 2007	September 30, 2013	4.642	50,000	50,000	(4,884)
October 2007	July 1, 2008	March 31, 2013	4.622	25,000	25,000	(2,124)
October 2007	July 1, 2008	March 31, 2013	4.625	25,000	25,000	(2,126)
October 2008	September 30, 2009	January 31, 2011	3.119	100,000	100,000	(246)
December 2006	November 30, 2009	March 31, 2014	5.015	75,000	75,000	(8,925)
December 2006	November 30, 2009	March 31, 2014	5.023	75,000	75,000	(8,942)
December 2006	December 31, 2010	October 31, 2012	5.015	100,000	100,000	(8,042)
Total					$550,000	$ (44,645)

The fair value of each interest rate hedge agreement is determined using widely accepted valuation techniques including discounted cash flow analyses on the expected cash flows of each derivative. These analyses reflect the contractual terms of the derivatives, including the period to maturity, and use observable market-based inputs, including interest rate curves and implied volatilities (also referred to as "significant other observable inputs"). The fair values of our interest rate hedge agreements are determined using the market standard methodology of netting the discounted future fixed cash payments and the discounted expected variable cash receipts. The variable cash receipts are based on an expectation of future interest rates (forward curves) derived from observable market interest rate curves. The fair value calculation also includes an amount for risk of non-performance using "significant unobservable inputs" such as estimates of current credit spreads to evaluate the likelihood of default, which we have determined to be insignificant to the overall fair value of our interest rate hedge agreements.

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NOTE 9. COMMITMENTS AND CONTINGENCIES

EMPLOYEE RETIREMENT SAVINGS PLAN We have a retirement savings plan pursuant to Section 401(k) of the Internal Revenue Code whereby our employees may contribute a portion of their compensation to their respective retirement accounts in an amount not to exceed the maximum allowed under the Internal Revenue Code. In addition to employee contributions, we have elected to provide contributions (subject to statutory limitations), which amounted to approximately $1,404,000, $809,000, and $1,289,000, respectively, for the years ended December 31, 2010, 2009, and 2008. Employees who participate in the plan are immediately vested in their contributions and in the contributions by the Company.

CONCENTRATION OF CREDIT RISK We maintain our cash and cash equivalents at insured financial institutions. The combined account balances at each institution periodically exceed FDIC insurance coverage of $250,000, and, as a result, there is a concentration of credit risk related to amounts in excess of FDIC insurance coverage. We have not experienced any losses to date on our invested cash.

We are dependent on rental income from relatively few tenants in the life science industry. The inability of any single tenant to make its lease payments could adversely affect our operations. As of December 31, 2010, we held 453 leases with a total of 373 tenants, and 73 of our 167 properties were each leased to a single tenant. At December 31, 2010, our three largest tenants accounted for approximately 14.1% of our aggregate annualized base rent.

We generally do not require collateral or other security from our tenants, other than security deposits. In addition to security deposits held in cash, we held approximately $31.1 million in irrevocable letters of credit available from certain tenants as security deposits for 159 leases as of December 31, 2010.

COMMITMENTS As of December 31, 2010, remaining aggregate costs under contracts for the construction of properties undergoing development and redevelopment and generic life science laboratory infrastructure improvements under the terms of leases approximated $107.5 million. We expect payments for these obligations to occur over the next one to three years, subject to capital planning adjustments from time to time. We were also committed to funding approximately $52.1 million for certain investments over the next six years.

As of December 31, 2010, we were committed under the terms of ground leases for 21 of our properties and land development parcels. These lease obligations aggregate approximately $7.6 million in 2011, $8.2 million in 2012, $8.7 million in 2013, $8.5 million in 2014, $8.3 million in 2015, and $572.7 million thereafter, and have remaining lease terms from 22 to 95 years, exclusive of extension options. In addition, as of December 31, 2010, we were committed under the terms of certain operating leases for our headquarters and field offices. These lease obligations aggregate approximately $3.4 million as of December 31, 2010, and have remaining lease terms ranging from less than one year up to nine years, exclusive of extension options.

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NOTE 10. ISSUANCES OF COMMON STOCK

In September 2010, we sold 5,175,000 shares of our common stock in a follow-on offering (including 675,000 shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $69.25 per share, resulting in aggregate proceeds of approximately $342.3 million (after deducting underwriters' discounts and other offering costs).

In June 2010, we completed our Exchange Offer. Pursuant to the terms of the Exchange Offer, we issued 5,620,256 shares of our common stock and paid approximately $41.9 million in cash, as consideration for the exchange of approximately $232.7 million of our 8.00% Unsecured Convertible Notes. See Note 7, Unsecured Convertible Notes.

In September 2009, we sold 4,600,000 shares of our common stock in a follow-on offering (including shares issued upon full exercise of the underwriters' over-allotment option). The shares were issued at a price of $53.25 per share, resulting in aggregate proceeds of approximately $233.5 million (after deducting underwriters' discounts and other offering costs).

In March 2009, we sold 7,000,000 shares of our common stock in a follow-on offering. The shares were issued at a price of $38.25 per share, resulting in aggregate proceeds of approximately $254.6 million (after deducting underwriters' discounts and other offering costs).

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NOTE 11. PREFERRED STOCK AND EXCESS STOCK

SERIES C PREFERRED STOCK In June 2004, we completed a public offering of 5,185,500 shares of our Series C Preferred Stock (including the shares issued upon exercise of the underwriters' over-allotment option). The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $124.0 million (after deducting underwriters' discounts and other offering costs). The dividends on our Series C Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $2.09375 per share. Our Series C Preferred Stock has no stated maturity, is not subject to any sinking fund or mandatory redemption, and was not redeemable prior to June 29, 2009, except in order to preserve our status as a REIT. Investors in our Series C Preferred Stock generally have no voting rights. On or after June 29, 2009, we may, at our option, redeem our Series C Preferred Stock, in whole or in part, at any time for cash at a redemption price of $25.00 per share, plus accrued and unpaid dividends.

SERIES D CONVERTIBLE PREFERRED STOCK In March and April 2008, we completed a public offering of 10,000,000 shares of Series D Convertible Preferred Stock. The shares were issued at a price of $25.00 per share, resulting in aggregate proceeds of approximately $242 million (after deducting underwriters' discounts and other offering costs). The proceeds from this offering were used to pay down outstanding borrowings on our unsecured line of credit. The dividends on our Series D Convertible Preferred Stock are cumulative and accrue from the date of original issuance. We pay dividends quarterly in arrears at an annual rate of $1.75 per share. Our Series D Convertible Preferred Stock has no stated maturity and is not subject to any sinking fund or mandatory redemption provisions. We are not allowed to redeem our Series D Convertible Preferred Stock, except to preserve our status as a REIT. Investors in our Series D Convertible Preferred Stock generally have no voting rights. On or after April 20, 2013, we may, at our option, be able to cause some or all of our Series D Convertible Preferred Stock to be automatically converted if the closing sale price per share of our common stock equals or exceeds 150% of the then-applicable conversion price of the Series D Convertible Preferred Stock for at least 20 trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to our issuance of a press release announcing the exercise of our conversion option. Holders of our Series D Convertible Preferred Stock, at their option, may, at any time and from time to time, convert some or all of their outstanding shares initially at a conversion rate of 0.2477 shares of common stock per $25.00 liquidation preference, which was equivalent to an initial conversion price of approximately $100.93 per share of common stock. The conversion rate for the Series D Convertible Preferred Stock is subject to adjustments for certain events, including, but not limited to, certain dividends on our common stock in excess of $0.78 per share per quarter and dividends on our common stock payable in shares of our common stock. As of December 31, 2010, the Series D Convertible Preferred Stock had a conversion rate of approximately 0.2480 shares of common stock per $25.00 liquidation preference, which was equivalent to a conversion price of approximately $100.81 per share of common stock.

PREFERRED STOCK AND EXCESS STOCK AUTHORIZATIONS Our charter authorizes the issuance of up to 100,000,000 shares of preferred stock, of which 15,185,500 shares were issued and outstanding as of December 31, 2010. In addition, 200,000,000 shares of "excess stock" (as defined) are authorized, none of which were issued and outstanding at December 31, 2010.

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NOTE 12. STOCK PLAN

RESTATED 1997 STOCK PLAN In 1997, we adopted a stock option and incentive plan for the purpose of attracting and retaining the highest quality personnel, providing for additional incentives, and promoting the success of the Company by providing employees the opportunity to acquire common stock pursuant to (1) options to purchase common stock; and (2) share awards. In May 2010, we amended and restated our 1997 stock option and incentive plan (the "Restated 1997 Stock Plan") to increase the number of shares reserved for the granting of awards, implement a fungible reserve, and extend the term of the Restated 1997 Stock Plan until May 2020, among other amendments. As of December 31, 2010, a total of 3,019,340 shares were reserved for the granting of future options and share awards under the Restated 1997 Stock Plan.

Options under our plan have been granted at prices that are equal to the market value of the stock on the date of grant and expire 10 years after the date of grant. The options outstanding under the Restated 1997 Stock Plan expire at various dates through October 2012. We have not granted any stock options since 2002.

A summary of the stock option activity under our Restated 1997 Stock Plan and related information for the years ended December 31, 2010, 2009, and 2008, follows:

	2010		2009		2008	
	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price	Stock Options	Weighted Average Exercise Price
Outstanding at beginning of year	118,225	$ 43.55	186,054	$ 43.88	255,345	$ 41.80
Granted	–	–	–	–	–	–
Exercised	(66,375)	43.34	(67,829)	44.46	(69,291)	36.22
Forfeited	–	–	–	–	–	–
Outstanding at end of year	51,850	$ 43.82	118,225	$ 43.55	186,054	$ 43.88
Exercisable at end of year	51,850	$ 43.82	118,225	$ 43.55	186,054	$ 43.88
Weighted average fair value of options granted		$ –		$ –		$ –

The following table summarizes information about stock options outstanding and exercisable at December 31, 2010:

Range of Exercise Prices	Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life (in years)
$37.00 - $43.00	$ 39.50	16,850	0.8
$43.50 - $43.50	43.50	15,000	1.2
$47.69 - $47.69	47.69	20,000	1.5
$37.00 - $47.69	$ 43.82	51,850	1.2

The aggregate intrinsic value of options outstanding as of December 31, 2010, was approximately $1.5 million.

The Restated 1997 Stock Plan permits us to issue share awards to our employees and non-employee directors. A share award is an award of common stock that (1) may be fully vested upon issuance; or (2) may be subject to the risk of forfeiture under Section 83 of the Internal Revenue Code. Shares issued generally vest over a three-year period from the date of issuance and the sale of the shares is restricted prior to the date of vesting. The unearned portion of these awards is amortized as stock compensation expense on a straight-line basis over the vesting period.

As of December 31, 2010 and 2009, there were 489,010 and 455,182 shares, respectively, of nonvested awards outstanding. During 2010, we granted 308,528 shares of common stock, 271,450 share awards vested, and 3,250 shares were forfeited. During 2009, we granted 312,661 shares of common stock, 331,650 share awards vested, and 1,250 shares were forfeited. During 2008, we granted 230,663 shares of common stock, 209,523 share awards vested, and 3,675 shares were forfeited. The weighted average grant-date fair value of share awards granted during 2010 was approximately $69.03 per share, and the total fair value of share awards vested, based on the market price on the vesting date, was approximately $18.8 million. As of December 31, 2010, there was $28.6 million of unrecognized compensation related to nonvested share awards under the Restated 1997 Stock Plan, which is expected to be recognized over the next three years and has a weighted average period of approximately 13 months. Capitalized stock compensation was approximately $8,376,000, $8,774,000, and $7,019,000 in 2010, 2009, and 2008, respectively, and is included as a reduction of general and administrative costs in the accompanying consolidated statements of income.

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NOTE 13. NONCONTROLLING INTERESTS

Noncontrolling interests represent the third-party interests in certain entities in which we have a controlling interest. These entities own eight properties and three development parcels as of December 31, 2010, and are included in our consolidated financial statements. As of December 31, 2009, noncontrolling interests also included a third-party interest in a VIE in which we had determined we were the primary beneficiary. On January 1, 2010, we deconsolidated the VIE upon adoption of the new VIE accounting literature. See "Variable Interest Entities" in Note 2 and "Investment in Unconsolidated Real Estate Entity" in Note 3 for further discussion on the VIE. Noncontrolling interests are adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to these entities are allocated in accordance with the respective operating agreements.

Certain of our noncontrolling interests have the right to require us to redeem their ownership interests in the respective entities. We classify these ownership interests in the entities as redeemable noncontrolling interests outside of total equity in the accompanying consolidated balance sheets. Redeemable noncontrolling interests are adjusted for additional contributions and distributions, the proportionate share of the net earnings or losses, and other comprehensive income or loss. Distributions, profits, and losses related to these entities are allocated in accordance with the respective operating agreements. If the carrying amount of a redeemable noncontrolling interest is less than the maximum redemption value at the balance sheet date, such amount is adjusted to the maximum redemption value. Subsequent declines in the redemption value are recognized only to the extent previously recorded increases have been recorded pursuant to the preceding sentence. As of December 31, 2010, and December 31, 2009, our redeemable noncontrolling interest balances were approximately $15.9 million and $41.4 million, respectively. Our remaining noncontrolling interests aggregating approximately $41.6 million and $41.2 million as of December 31, 2010, and December 31, 2009, respectively, do not have rights to require us to purchase their ownership interests and are classified in total equity in the accompanying consolidated balance sheets.

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NOTE 14. NON-CASH TRANSACTIONS

During the year ended December 31, 2010, our non-cash transactions were composed of (1) the assumption of secured notes payable approximating $21.1 million; and (2) the value of acquired above and below market leases aggregating approximately $7.0 million net below market leases in connection with our 2010 acquisitions.

During the year ended December 31, 2008, building improvements and equipment aggregating $13.4 million were transferred to the Company in a non-cash transaction. The amount of building improvements and equipment recognized in this transaction was determined based upon the estimated fair value of the improvements received. This amount was also recognized as additional rental income amortized over the remaining term of the applicable lease.

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NOTE 15. DISCONTINUED OPERATIONS AND SALES OF LAND PARCELS

The following is a summary of income from discontinued operations, net, and net assets of discontinued operations (in thousands):

Year Ended December 31,	2010	2009	2008
Total revenue	$ 794	$ 4,860	$ 7,750
Operating expenses	423	904	1,869
Revenue less operating expenses	371	3,956	5,881
Interest expense	–	24	1,181
Depreciation expense	101	733	1,385
Income from discontinued operations before gain/loss on sales of real estate	270	3,199	3,315
Gain/loss on sales of real estate	24	2,627	15,751
Income from discontinued operations, net	$ 294	$ 5,826	$ 19,066

December 31,	2010	2009
Properties "held for sale," net	$ 1,859	$ 30,583
Other assets	90	1,591
Total assets	$ 1,949	$ 32,174
Total liabilities	133	1,596
Net assets of discontinued operations	$ 1,816	$ 30,578

Income from discontinued operations, net, for the year ended December 31, 2010, includes the results of operations of one operating property that was classified as "held for sale" as of December 31, 2010, and the results of operations and gain related to the sale of one operating property sold during 2010. During the year ended December 31, 2010, we sold one property located in the Seattle market that had been classified as "held for sale" as of December 31, 2009. Income from discontinued operations, net, for the year ended December 31, 2009, includes the results of operations of one operating property that was classified as "held for sale" as of December 31, 2010, the results of operations of one operating property sold in 2010, and results of operations and gain on sales of four operating properties sold during 2009. Income from discontinued operations, net, for the year ended December 31, 2008, includes the results of operations of one property that was classified as "held for sale" as of December 31, 2010, the results of operations of one operating property sold in 2010, the results of operations of four operating properties sold during 2009, and the results of operations and gain on sales of eight operating properties sold during 2008. During the year ended December 31, 2008, we recorded a non-cash impairment charge of $4,650,000 related to an industrial building located in a suburban submarket south of Boston and an office building located in the San Diego market. We sold the industrial building located in a suburban submarket south of Boston and the office building located in the San Diego market later in 2008.

During the year ended December 31, 2010, we completed sales of land parcels in Mission Bay, San Francisco, for an aggregate sales price of approximately $278 million at a gain of approximately $59.4 million. The land parcels we sold during the year ended December 31, 2010, did not meet the criteria for discontinued operations since the parcels did not have any significant operations prior to disposition. Pursuant to the presentation and disclosure literature on gains or losses on sales or disposals by REITs required by the SEC, gains or losses on sales or disposals by a REIT that do not qualify as discontinued operations are classified below income from discontinued operations in the consolidated statements of income. Accordingly, for the year ended December 31, 2010, we classified the $59.4 million gain on sales of land parcels below income from discontinued operations, net, in the consolidated statements of income.

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NOTE 16. QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of consolidated financial information on a quarterly basis for 2010 and 2009 (in thousands, except per share amounts):

Quarter	First	Second	Third	Fourth
2010				
Revenues(1)	$ 116,493	$ 117,010	$ 121,629	$ 132,171
Net income (loss) attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 20,542	$ (20,393)	$ 22,235	$ 83,241
Earnings (loss) per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders				
Basic (2)	$ 0.47	$ (0.45)	$ 0.45	$ 1.52
Diluted (2)	$ 0.47	$ (0.45)	$ 0.45	$ 1.52

Quarter	First	Second	Third	Fourth
2009				
Revenues(1)	$ 131,435	$ 120,917	$ 115,760	$ 115,060
Net income attributable to Alexandria Real Estate Equities, Inc.'s common stockholders	$ 32,768	$ 32,298	$ 18,203	$ 21,650
Earnings per share attributable to Alexandria Real Estate Equities, Inc.'s common stockholders				
Basic (2)	$ 1.01	$ 0.83	$ 0.47	$ 0.50
Diluted (2)	$ 1.01	$ 0.82	$ 0.47	$ 0.49

(1) All periods have been adjusted from amounts previously disclosed in our quarterly filings on Form 10-Q's to reclassify amounts related to discontinued operations. See Note 15, Discontinued Operations and Sales of Land Parcels.

(2) Quarterly earnings per common share amounts may not total to the annual amounts due to rounding and due to the change in the number of common shares outstanding.

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NOTE 17. SUBSEQUENT EVENTS

In February 2011, we closed a $250 million unsecured term loan. The unsecured term loan bears interest at LIBOR or the specified base rate, plus in either case a margin specified in the loan agreement. The applicable margin for the unsecured term loan was initially set at 2.0% at the time of closing. The maturity date for the unsecured term loan is January 2015, assuming we exercise our sole right to extend the maturity date by an additional 11 months. The net proceeds from this loan were used to reduce outstanding borrowings on our unsecured line of credit.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Alexandria Real Estate Equities, Inc.

Our common stock is traded on the New York Stock Exchange ("NYSE") under the symbol "ARE." On February 23, 2011, the last reported sales price per share of our common stock was $78.07, and there were approximately 268 holders of record of our common stock (excluding beneficial owners whose shares are held in the name of Cede & Co.). The following table sets forth the quarterly high and low trading prices per share of our common stock as reported on the NYSE and the distributions paid by us with respect to our common stock for each such period:

Period	High	Low	Per Share Distribution
2010			
Fourth Quarter	$ 76.19	$ 65.60	$ 0.45
Third Quarter	$ 73.89	$ 60.11	$ 0.35
Second Quarter	$ 75.18	$ 60.48	$ 0.35
First Quarter	$ 69.03	$ 55.54	$ 0.35
2009			
Fourth Quarter	$ 68.24	$ 51.35	$ 0.35
Third Quarter	$ 62.49	$ 30.33	$ 0.35
Second Quarter	$ 43.76	$ 30.48	$ 0.35
First Quarter	$ 66.69	$ 31.19	$ 0.80

Future distributions on our common stock will be determined by and at the discretion of our Board of Directors and will be dependent upon a number of factors, including actual cash available for distribution, our financial condition and capital requirements, the annual distribution requirements under the REIT provisions of the Internal Revenue Code, and such other factors as our Board of Directors deems relevant. To maintain our qualification as a REIT, we must make annual distributions to stockholders of at least 90% of our taxable income for the current taxable year, determined without regard to deductions for dividends paid and excluding any net capital gains. Under certain circumstances, we may be required to make distributions in excess of cash flow available for distributions to meet these distribution requirements. In such a case, we may borrow funds or may raise funds through the issuance of additional debt or equity capital. No dividends can be paid on our common stock unless we have paid full cumulative dividends on our Series C Preferred Stock and Series D Convertible Preferred Stock. From the date of issuance of our preferred stock through December 31, 2010, we have paid full cumulative dividends on our Series C Preferred Stock and Series D Convertible Preferred Stock. We cannot assure our stockholders that we will make any future distributions.

DIRECTORS AND OFFICERS

Alexandria Real Estate Equities, Inc.

BOARD OF DIRECTORS

Joel S. Marcus
Chairman of the Board and
Chief Executive Officer
Alexandria Real Estate Equities, Inc.

Richard B. Jennings
President
Realty Capital International LLC

John L. Atkins III
Chairman and Chief Executive Officer
O'Brien/Atkins Associates, PA

Richard H. Klein, CPA
Independent Business Consultant

James H. Richardson
Senior Management Consultant

Martin A. Simonetti
President and Chief Executive Officer
VLST Corporation

Alan G. Walton, Ph.D., D.Sc.
Senior General Partner
Oxford Bioscience Partners

EXECUTIVE OFFICERS

Joel S. Marcus
Chief Executive Officer

Dean A. Shigenaga
Chief Financial Officer

SENIOR OFFICERS

Thomas J. Andrews
Vincent R. Ciruzzi, Jr.
John J. Cox
John H. Cunningham
Lawrence J. Diamond
Peter M. Moglia
Jennifer J. Pappas
Stephen A. Richardson
Daniel J. Ryan

CORPORATE INFORMATION

Alexandria Real Estate Equities, Inc.

COMMON STOCK

Listed on the New York Stock Exchange
Symbol "ARE"

CORPORATE OFFICES

385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 578-0777

TRANSFER AGENT

American Stock Transfer &
Trust Company, LLC
59 Maiden Lane
New York, NY 10038
(212) 936-5100

LEGAL COUNSEL

Morrison & Foerster LLP
Los Angeles, California

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Los Angeles, California

ANNUAL MEETING

The annual meeting will be held at 11:00 am, Pacific Daylight Time, May 25, 2011, at
The Island Hotel
690 Newport Center Drive
Newport Beach, CA 92660

SEC FORM 10-K

A copy of the Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available without charge, upon written request to:

Alexandria Real Estate Equities, Inc.
385 E. Colorado Boulevard, Suite 299
Pasadena, CA 91101
(626) 396-4828
www.labspace.com